Hualing Holdings Limited
華凌集團有限公司

RECEIVED
2004 OCT 18 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045532

4 October 2004

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

SUPPL

Dear Sir,

Re: Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	8 July 2004	Stock Exchange/shareholders
Announcement	30 July 2004	Stock Exchange/shareholders
Notice of EGM	13 August 2004	Stock Exchange/shareholders
Announcement	3 September 2004	Stock Exchange/shareholders
Announcement	21 September 2004	Stock Exchange/shareholders
Circular	13 August 2004	Shareholders
Interim Report 2004	28 September 2004	Shareholders

Thank you for your attention.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
Hualing Holdings Limited

p.p.

Wong Hon Sum
Company Secretary

dlo 10/19

HW/ip

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話:(852) 2802 2155 圖文傳真:(852) 2598 8995

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

9 July 2004 P. 1
China Daily

RECEIVED
2004 OCT 18 A 10: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hualing Holdings Limited
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 382)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

The Board announces that (i) on 6 July 2004, China Refrigeration, a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest, entered into the No. 8 Land Use Right Transfer Agreement with Baiyun Mechanical in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to the No. 8 Land for a consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83); and (ii) on 6 July 2004, China Refrigeration entered into the No. 10 Land Use Right Transfer Agreement with Baiyun Mechanical in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to the No. 10 Land and the Buildings situate on the same for an aggregate consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64).

Baiyun Mechanical is a wholly-owned subsidiary of Guangzhou Baiyun Corporation which in turn holds and owns 10.30% of the total issued share capital of the Company as at the date of this announcement and is currently the second largest shareholder of the Company. Baiyun Mechanical is hence an Associate of Guangzhou Baiyun Corporation and a connected person of the Company for the purposes of the Listing Rules. Therefore, any transactions between China Refrigeration and Baiyun Mechanical constitute connected transactions under Chapter 14A of the Listing Rules. The transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement constitute connected transactions under Chapter 14A and discloseable transactions under Chapter 14 of the Listing Rules. Such discloseable and connected transactions are subject to Independent Shareholders' approval at EGM.

A circular containing, among other matters, further details of the Agreements, a letter from the Independent Board Committee, a letter from the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders, and a valuation report prepared by Vigers will be dispatched to the Independent Shareholders as soon as practicable.

1. NO. 8 LAND USE RIGHT TRANSFER AGREEMENT

Date of agreement

6 July 2004

Parties to agreement

Vendor	:	Baiyun Mechanical
Purchaser	:	China Refrigeration

Asset to be acquired

The asset is the land use right in the No. 8 Land. On the basis of certain assumptions as set out in the valuation report prepared by Vigers, the open market value of the asset for indicative purpose was RMB26,000,000.00 (equivalent to approximately HK$24,528,301.88) as at 31 May, 2004. The directors of Baiyun Mechanical confirmed to the Company that the No. 8 Land was first acquired in around 1960 and the costs and other expenditures incurred in acquisition of the land use right in the No. 8 Land were approximately RMB11,440,000.00 (equivalent to approximately HK$10,792,452.83).

Consideration

The consideration for the land use right acquisition of the No. 8 Land of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) was arrived at after arm's length negotiations between the parties thereto and on normal commercial terms. The consideration was agreed by reference to the above valuation by Vigers. As such, the Directors consider that such consideration to be fair and reasonable and the acquisition is in the best interests of the Company and the Shareholders as a whole.

Payment terms

The consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) shall be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical in the following manner:

1. RMB10,281,653.52 shall be paid within 3 working days after the No. 8 Land Use Right Transfer Agreement has become effective;
2. RMB7,711,240.14 shall be paid within 3 working days after Baiyun Mechanical has (i) issued a power of attorney authorizing an officer of Baiyun Mechanical to undergo the procedures for transfer and (ii) provided a copy of the power of attorney to China Refrigeration;
3. RMB6,426,033.45 shall be paid within 3 working days after the relevant real property department has accepted the application for transfer in the land use right of the No. 8

Therefore, any transactions between China Refrigeration and Baiyun Mechanical constitute connected transactions under Chapter 14A of the Listing Rules. The transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement constitute connected transactions under Chapter 14A and discloseable transactions under Chapter 14 of the Listing Rules. Such discloseable and connected transactions are subject to Independent Shareholders' approval at EGM. Able Profit Investment Limited and Guangzhou Baiyun Corporation respectively holding 42.36% and 10.30% of the total issued share capital as at the date of this announcement and their respective Associates will abstain from voting at the EGM to approve the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement.

6. INFORMATION ABOUT THE COMPANY

The Company is an investment holding company, the shares of which are listed on the Main Board of the Stock Exchange. The Company and its subsidiaries are principally engaged in the manufacture and sale of electrical appliances, which include refrigerators, air-conditioners and mini-refrigerators, etc., which are sold under the HUALING brand name in the PRC.

7. INFORMATION ABOUT BAIYUN MECHANICAL

Baiyun Mechanical is a wholly-owned subsidiary of Guangzhou Baiyun Corporation which in turn holds and owns 10.30% of the total issued share capital of the Company as at the date of this announcement and is currently the second largest shareholder of the Company. The scope of business of Baiyun Mechanical includes the manufacture, installation and maintenance of conveyers, stainless steel products, electrotherapy instruments, interior decoration and installation of air-conditioners.

8. GENERAL

An Independent Board Committee comprising independent non-executive directors of the Company has been appointed to advise the Independent Shareholders in respect of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement. Dao Heng Securities Limited has been appointed as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the same. A circular containing, inter alia, further details of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement, the advice from the Independent Board Committee of the Company and the independent financial adviser to the Independent Board Committee and the Independent Shareholders will be dispatched to the Independent Shareholders as soon as practicable.

P. 2

Payment terms

The consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) shall be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical in the following manner:

1. RMB10,281,653.52 shall be paid within 3 working days after the No. 8 Land Use Right Transfer Agreement has become effective;
2. RMB7,711,240.14 shall be paid within 3 working days after Baiyun Mechanical has (i) issued a power of attorney authorizing an officer of Baiyun Mechanical to undergo the procedures for transfer and (ii) provided a copy of the power of attorney to China Refrigeration;
3. RMB6,426,033.45 shall be paid within 3 working days after the relevant real property department has accepted the application for transfer in the land use right of the No. 8 Land; and
4. RMB1,285,206.69 shall be paid within 3 working days after the procedures for the transfer have been completed and the relevant state land use right certificate or real estate ownership certificate in the name of China Refrigeration has been obtained by China Refrigeration.

The Directors consider that the Group has sufficient internal resources to satisfy the above consideration.

Conditions

The No. 8 Land Use Right Transfer Agreement shall become effective upon the passing of a resolution at the EGM approving the No. 8 Land Use Right Transfer Agreement by the Independent Shareholders.

2. NO. 10 LAND USE RIGHT TRANSFER AGREEMENT

Date of agreement

6 July 2004

Parties to agreement

Vendor	:	Baiyun Mechanical
Purchaser	:	China Refrigeration

Assets to be acquired

The assets comprise the land use right in the No. 10 Land and the Buildings. On the basis of certain assumptions as set out in the valuation report prepared by Vigers, the open market value of the land use right in the No. 10 Land and the Buildings for indicative purpose was RMB28,000,000.00 (equivalent to approximately HK$26,415,094.33) and RMB9,000,000.00 (equivalent to approximately HK$8,490,566.04) respectively as at 31 May 2004. The directors of Baiyun Mechanical confirmed to the Company (i) that the No. 10 Land was first acquired in around 1960 and the costs and other expenditures incurred in acquisition of the land use right in the No. 10 Land were approximately RMB6,796,000.00 (equivalent to approximately HK$6,411,320.75) and (ii) that the Buildings was constructed during the period between 1974 and 1996 and the costs and other expenditures incurred in construction of the Buildings were approximately RMB16,278,000.00 (equivalent to approximately HK$15,356,603.77).

Consideration

The consideration for the land use right acquisition of the No. 10 Land of RMB27,596,783.50 (equivalent to approximately HK$26,034,701.41) and the consideration for the acquisition of the Buildings of RMB1,000,000.00 (equivalent to approximately HK$943,396.23) was arrived at after arm's length negotiations between the parties thereto and on normal commercial terms. The consideration of the No. 10 Land was agreed by reference to the above valuation by Vigers. As such, the Directors consider that such consideration to be fair and reasonable and the acquisition is in the best interests of the Company and the Shareholders as a whole. The Directors consider that the Group has sufficient internal resources to satisfy the above consideration.

Payment terms

The consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64) shall be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical within 30 days after (i) the real estate ownership certificate(s) of the buildings situate on the No. 8 Land in the name of China Refrigeration have been delivered to China Refrigeration, (ii) the transfer of the land use right in the No. 10 Land and the Buildings has been registered and (iii) the real estate ownership certificate of the Buildings in the ...

decoration and installation of air-conditioners.

8. GENERAL

An Independent Board Committee comprising independent non-executive directors of the Company has been appointed to advise the Independent Shareholders in respect of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement. Dao Heng Securities Limited has been appointed as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the same. A circular containing, inter alia, further details of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement, the advice from the Independent Board Committee of the Company and the independent financial adviser to the Independent Board Committee and the Independent Shareholders will be dispatched to the Independent Shareholders as soon as practicable.

Unless otherwise specified, amounts denominated in RMB have been translated for the purpose of illustration only into Hong Kong dollars or vice versa in this announcement at the following rate:

HK$1.00: RMB1.06

9. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Agreements"	collectively No. 8 Land Use Right Transfer Agreement and No. 10 Land Use Right Transfer Agreement
"Associate"	has the meaning ascribed to it in the Listing Rules
"Baiyun Mechanical"	廣州白雲機電工業公司 (Guangzhou Baiyun Mechanical Industrial Corporation), a wholly- owned subsidiary of Guangzhou Baiyun Corporation
"Board"	the board of Directors
"Buildings"	24 buildings with total gross floor area of 24,596.15 sq. m. situate on the No. 10 Land owned by Baiyun Mechanical as more particularly described in the No. 10 Land Use Right Transfer Agreement
"Company"	Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability
"China Refrigeration"	中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd.), a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest
"Directors"	the directors of the Company (excluding the independent non-executive directors)
"EGM"	the extraordinary general meeting of the Company for the approval of, among other things, the Agreements
"Group"	the Company and its subsidiaries
"Guangzhou Baiyun Corporation"	廣州國營白雲農工商聯合公司 (Guangzhou Baiyun Agriculture Industry & Commerce Corporation), a wholly-state owned company which holds and owns 10.30% of the total issued share capital of the Company and is currently the second largest shareholder of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive directors namely Mr. Lo Wing Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung
"Independent Shareholders"	Shareholders other than Able Profit Investment Limited and Guangzhou Baiyun Corporation
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"No. 8 Land"	...

P. 3

Payment terms

The consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64) shall be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical within 30 days after (i) the real estate ownership certificate(s) of the buildings situate on the No. 8 Land in the name of China Refrigeration have been delivered to China Refrigeration, (ii) the transfer of the land use right in the No. 10 Land and the Buildings has been registered and (iii) the real estate ownership certificate of the Buildings in the name of China Refrigeration has been delivered to China Refrigeration.

Conditions

The No. 10 Land Use Right Transfer Agreement shall become effective upon the passing of a resolution at the EGM approving the No. 10 Land Use Right Transfer Agreement by the Independent Shareholders.

3. COMPLETION

Completion of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement is expected to take place within one year after the effective dates of the respective Agreements.

4. REASONS FOR AND BENEFITS OF THE ACQUISITIONS

4.1 Land use right in the No. 8 Land

China Refrigeration has since 1985 rented the No. 8 Land from Baiyun Mechanical as a production base with no right to renew the tenancy. The tenancy will expire on 25 March, 2005. The current annual rental is approximately RMB2,009,000.00. The Group has constructed a production base including the factories, warehouses and office buildings on the No. 8 Land. In order to guarantee the continuous use of the No. 8 Land and its continuous operation, the Directors consider that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 8 Land.

4.2 Land use right in the No. 10 Land and the Buildings

China Refrigeration has since August 1996 rented part of the No. 10 Land of approximately 128 sq. m. and part of the Buildings of approximately 4,571.40 sq. m. from Baiyun Mechanical as offices and warehouses with no right to renew the tenancy. The expiry dates of the relevant tenancies are 25 March 2005 and 31 July 2006 respectively. The current annual aggregate rental is approximately RMB774,800.00. In order to guarantee the continuous use of the No. 10 Land and the Buildings and feasibility of future expansion of production base in the No. 10 Land (being adjacent to the No. 8 Land), the Directors consider that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 10 Land and the Buildings.

5. CONNECTION BETWEEN THE PARTIES IN THE TRANSACTIONS

China Refrigeration is a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest.

Baiyun Mechanical is a wholly-owned subsidiary of Guangzhou Baiyun Corporation which in turn holds and owns 10.30% of the total issued share capital of the Company as at the date of this announcement and is currently the second largest shareholder of the Company. Baiyun Mechanical is hence an Associate of Guangzhou Baiyun Corporation and a connected person of the Company for the purposes of the Listing Rules.

	Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung
"Independent Shareholders"	Shareholders other than Able Profit Investment Limited and Guangzhou Baiyun Corporation
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"No. 8 Land"	a piece of land with an aggregate area of approximately 36,370 sq.m. situate at No. 8, Tongbao Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同寶路8號), as more particularly described in the No. 8 Land Use Right Transfer Agreement and the land use right of which is owned by Baiyun Mechanical
"No. 8 Land Use Right Transfer Agreement"	an agreement dated 6 July 2004 entered into between China Refrigeration and Baiyun Mechanical in relation to acquisition of the land use right in the No. 8 Land
"No. 10 Land"	a piece of land with an aggregate area of approximately 39,048 sq.m. situate at No. 10, Tonghe North Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同和北路暫編10號), as more particularly described in the No. 10 Land Use Right Transfer Agreement and the land use right of which is owned by Baiyun Mechanical
"No. 10 Land Use Right Transfer Agreement"	an agreement dated 6 July 2004 entered into between China Refrigeration and Baiyun Mechanical in relation to acquisition of the land use right in the No. 10 Land and the Buildings
"PRC" or "China"	the People's Republic of China
"Share(s)"	share(s) of HK$0.10 each of and in the share capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC for the time being
"sq.m."	square metre
"Vigers"	Vigers Appraisal & Consulting Limited, an independent valuer appointed by the Company

By Order of the Board
Hualing Holdings Limited
Li Yu Jun
Chairman

Hong Kong, 8 July 2004

As at the date hereof, the executive Directors of the Company are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive Directors are Mr. Zhang Xin Hua and Mr. Chen Yu Hang; and the independent non-executive directors are Mr. Lo Wing Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung.

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公布全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Hualing Holdings Limited
華凌集團有限公司

(於香港註冊成立之有限公司)
(股份代號：0382)

須予披露之交易及關連交易

董事會謹此公布，(i)於二零零四年七月六日，本公司擁有95%權益之中外合資經營企業中國雪櫃與白雲機電就8號土地使用權訂立轉讓協議。其中涉及中國雪櫃以人民幣25,704,133.80元(相當於約24,249,182.83港元)的代價總額收購白雲機電所擁有8號土地之所有利益、權利及業權，及(ii)於二零零四年七月六日，中國雪櫃與白雲機電就10號土地使用權及座立於該土地的樓宇訂立轉讓協議。其中涉及中國雪櫃以人民幣28,596,783.50元(相當於約26,978,097.64港元)的代價總額收購白雲機電所擁有10號土地及座立於該土地的樓宇之所有利益、權利及業權。

白雲機電乃廣州白雲聯合公司之全資附屬公司，而於本公布刊發日，廣州白雲聯合公司持有及擁有本公司10.30%之已發行股本，現時為本公司之第二大股東，因此根據上市規則，白雲機電乃廣州白雲聯合公司之聯營公司及本公司的關連人士。並根據上市規則第14A章，任何中國雪櫃與白雲機電之交易均構成關連交易。按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易，可構成上市條例第14A章中之關連交易及第14章中之須予披露交易。此須予披露交易及關連交易須待本公司之獨立股東將於召開之股東特別大會上批准後，方可作實。

本公司將在實際可行的情況下盡快向本公司之獨立股東寄發一份通函，當中載列協議詳情、獨立董事委員會之函件、由委任並向獨立董事委員會及獨立股東提供諮詢之獨立財務顧問發出之函件及由威格斯編制的評估報告。

1. 8號土地使用權轉讓協議

協議日期

二零零四年七月六日

訂約方

賣方：白雲機電
買方：中國雪櫃

將予收購之資產

該資產為8號土地之土地使用權。於二零零四年五月三十一日，該土地經威格斯基於列載在估值報告中之若干假設下作出評估，該資產的指標性公開市值為人民幣26,000,000.00元(相當於約24,528,301.88港元)。白雲機電之董事會向本公司確定，該公司最初於一九六零年左右獲得8號土地，而涉及購入8號土地使用權之成本及其它費用約人民幣11,440,000.00元(相當於約10,792,452.83港元)。

代價

8號土地使用權之收購代價為人民幣25,704,133.80元(相當於約24,249,182.83港元)乃雙方按一般商業條款及公平原則進行磋商後釐定。該協定代價乃參照上述威格斯之評估。就此，本公司之董事會認為該代價屬公平及合理，以及該收購對本公司及整體股東帶來最大利益。

付款條款

本集團將以下述方式按本集團的內部資源及以現金形式支付白雲機電人民幣25,704,133.80元(相當於約24,249,182.83港元)作為付款代價：

1. 將於8號土地使用權轉讓協議生效日期起之三個工作天內支付人民幣10,281,653.52元；
2. 將於(i)白雲機電所發出之授權委託書委派白雲機電之工作人員執行轉讓手續及(ii)提供該授權委託書副本予中國雪櫃後之三個工作天內支付人民幣7,711,240.14元；
3. 將於有關房屋管理部門受理8號土地使用權轉讓協議之申請後之三個工作天內支付人民幣6,426,033.45元；及
4. 將於轉讓手續完成後及中國雪櫃以中國雪櫃之名義獲得有關國有土地使用權證或房地產證後之三個工作天內支付人民幣1,285,206.69元。

董事認為集團擁有足夠的內部資源以滿足上述代價。

條件

8號土地使用權轉讓協議須於股東特別大會上由獨立股東決議批准後，方可生效。

2. 10號土地使用權轉讓協議

協議日期

二零零四年七月六日

訂約方

披露交易。該須予披露及關連交易，須經本公司獨立股東將於召開之股東特別大會上批准後，方可作實。於本公布刊登日，Able Profit Investment Limited與廣州白雲聯合公司分別持有42.36%及10.30%之已發行股本及彼等各自之關連人士將在股東特別大會決議交易時均須按8號土地使用權轉讓協議及10號土地使用權轉讓協議作出棄權投票。

6. 本公司的資料

本公司乃一間投資控股公司，其股份在聯交所主板上市。本公司及其附屬公司主要從事製造及銷售電器，包括冰箱、空調機及小型冰箱等，並以「華凌」作其品牌於中國銷售。

7. 白雲機電的資料

白雲機電乃廣州白雲聯合公司之全資附屬公司，而於本公布刊發日，廣州白雲聯合公司持有及擁有本公司10.30%之已發行股本，現時為本公司之第二大股東。

白雲機電之業務範圍包括運輸設備之製造、安裝及維修、不銹鋼製品、電療儀器、室內裝飾及空調機安裝。

8. 一般資料

由本公司之獨立非執行董事組成的獨立董事委員會，已獲委任按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易，向獨立股東提供意見。道亨証券有限公司亦獲委任為獨立財務顧問，同按上述兩項協議所進行之交易，向獨立董事委員會及獨立股東提供意見。

本公司將於實際可行的情況下盡快向獨立股東派發一份通函，內容除載有更多按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易的詳情，並載有由本公司之獨立董事委員會及獨立財務顧問提供予獨立董事委員會及獨立股東的意見。

除特別註明外，本公布將以此港元兌換人民幣之匯率(或將港元兌換為人民幣)作換算比率，以方便說明。

1.00港元：人民幣1.06元

9. 釋義

於本公告內，除文義另有規定者外，下列詞語具有以下涵義：

「轉讓協議」	綜合指	「8號土地使用權轉讓協議」及「10號土地使用權轉讓協議」
「聯繫人士」	指	具上市規則所賦予定義
「白雲機電」	指	廣州白雲機電工業公司，為廣州白雲聯合公司之全資附屬公司
「董事會」	指	董事會
「樓宇」	指	白雲機電所擁有10號土地上

P.2

2. 10號土地使用權轉讓協議

協議日期

二零零四年七月六日

訂約方

賣方：白雲機電

買方：中國雪櫃

將予收購之資產

該資產包括10號土地及樓宇之土地使用權。於二零零四年五月三十一日，該土地及樓宇經威格斯基於列載在估值報告中之若干假設下作出評估，其指標性的公開市值分別為人民幣28,000,000.00元（相當於約26,415,094.33港元）及人民幣9,000,000.00元（相當於約8,490,566.04港元）。白雲機電之董事會向本公司確定，(i)該公司最初於一九六零年左右獲得10號土地，而涉及獲得10號土地使用權的成本及其它費用約人民幣6,796,000.00元（相當於約6,411,320.75港元）(ii)樓宇建築於一九七四年至一九九六年期間建成，樓宇的建築成本及其它費用約人民幣16,278,000.00元（相當於約15,356,603.77港元）。

代價

10號土地使用權之收購代價為人民幣27,596,783.50元（相當於約26,034,701.41港元）及收購樓宇之代價為人民幣1,000,000.00元（相當於約943,396.23港元）乃雙方按一般商業條款及公平原則進行磋商後釐定。該土地之協定代價乃參照上述威格斯之評估。就此，本公司之董事會認為該代價屬公平及合理，以及該收購對本公司及整體股東帶來最大利益。董事認為集團擁有足夠的內部資源以滿足上述代價。

付款條款

當(i)中國雪櫃收到以中國雪櫃為名的8號土地上之房地產證，(ii)10號土地及樓宇使用權之轉讓已經註冊登記及(iii)中國雪櫃收到以中國雪櫃為名的房地產證後，本集團將於三十天內以內部資源，並以現金形式支付予白雲機電人民幣28,596,783.50元（相當於約26,978,097.64港元）之代價總額。

條件

10號土地使用權轉讓協議須於股東特別大會中由獨立股東決議批准後，方可生效。

3. 交易的完成

自各項轉讓協議之生效日期始計，按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易，預計將於1年內完成。

4. 有關是次收購原因及利益

4.1 8號土地使用權

自一九八五年起，中國雪櫃已向白雲機電租用8號土地作為生產基地，並沒有續約之權利。租約將於二零零五年三月二十五日屆滿。現時每年租金約人民幣2,009,000.00元。集團已在8號土地上興建生產基地包括廠房、倉庫及辦公樓。為了確保能夠持續使用8號土地及持續運作，董事會認為購入8號土地使用灌，對本公司及整體股東帶來最大利益。

4.2 10號土地及樓宇之土地使用權

自一九九六年八月起，中國雪櫃向白雲機電租用部份10號土地約128平方米及部份樓宇約4,571.40平方米作辦公室及倉庫之用，並沒有續約之權利。有關租約分別於二零零五年三月二十五日及二零零六年七月三十一日屆滿。現時每年租金總額約人民幣774,800.00元。為了確保能夠持續使用10號土地及樓宇及在10號土地（8號土地之毗鄰）上之生產基地之未來擴展可行性，董事會認為購入10號土地及樓宇的土地使用權，對本公司及整體股東帶來最大利益。

5. 各方在此交易中之關係

中國雪櫃是一家中外合資經營的企業，其中本公司佔95%權益。

白雲機電乃廣州白雲聯合公司之全資附屬公司，而於本公布刊發日，廣州白雲聯合公司持有及擁有本公司10.30%之已發行股本，現時為本公司之第二大股東。因此根據上市規則，白雲機電乃廣州白雲聯合公司之聯營公司及本公司的關連人士。

因此，根據上市條例第14A章，任何中國雪櫃和白雲機電之間的交易均會構成關連交易。按8號土地使用權轉讓協議及10號土地使用權轉讓協議下所進行之交易，可構成上市條例第14A章中之關連交易及第14章中之須予

		廣州白雲聯合公司之全資附屬公司
「董事會」	指	董事會
「樓宇」	指	白雲機電所擁有10號土地上之二十四幢建築物，其總建築面積為24,596.15平方米，詳載於「10號土地使用權轉讓協議」
「本公司」	指	華凌集團有限公司，一間於香港註冊成立之有限責任公司
「中國雪櫃」	指	中國雪櫃實業有限公司，本公司持有95%股份之中外合資企業公司
「董事」	指	本公司董事（獨立非執行董事以外）
「股東特別大會」	指	本公司將召開之股東特別大會，藉以批准轉讓協議
「本集團」	指	本公司及其附屬公司
「廣州白雲聯合公司」	指	廣州國營白雲農工商聯合公司，全資國營企業，持有及擁有本公司已發行股本10.30%，現時為本公司之第二大股東
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	港元，香港法定貨幣
「獨立董事委員會」	指	「獨立董事委員會」，由獨立非執行董事羅榮生先生、陳維端先生以及林明勇先生組成
「獨立股東」	指	除Able Profit Investment Limited及廣州白雲聯合公司以外的股東
「上市規則」	指	聯交所證券上市規則
「8號土地」	指	土地總面積約為36,370平方米，位於廣州市白雲區同寶路8號，詳載於「8號土地使用權轉讓協議」中及白雲機電擁有之土地使用權
「8號土地使用權轉讓協議」	指	中國雪櫃與白雲機電於二零零四年七月六日訂立之土地使用權轉讓協議以轉讓該8號土地使用權
「10號土地」	指	土地總面積約為39,048平方米，位於廣州市白雲區同和北路暫編10號，詳載於「10號土地使用權轉讓協議」中及白雲機電擁有之土地使用權
「10號土地使用權轉讓協議」	指	中國雪櫃與白雲機電於二零零四年七月六日訂立之土地使用權轉讓協議以轉讓該10號土地使用權
「中國」	指	中華人民共和國
「股份」	指	本公司每股面值0.10港元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「人民幣」	指	人民幣，中國法定貨幣
「平方米」	指	平方米
「威格斯」	指	威格斯資產評估顧問有限公司，由本公司委任之獨立評估師

承董事會命

華凌集團有限公司

李宇君

董事長

香港，二零零四年七月八日

於本公布刊發日，本公司之執行董事為李宇君先生、陳小石先生、梁偉文先生及黃偉華先生；非執行董事為張新華先生及陳宇航先生；獨立非執行董事為羅榮生先生、陳維端先生及林明勇先生。

30 July 2004. China Daily

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this contents of this announcement.

Hualing Holdings Limited
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 382)

DELAY IN DISPATCH OF CIRCULAR AND FURTHER ANNOUNCEMENT IN RELATION TO THE ANNOUNCEMENT DATED 8TH JULY 2004

As additional time is required to finalise the contents of the Circular in relation to the discloseable and connected transactions of the Company, the dispatch of the Circular will be postponed to a date not later than 13th August 2004.

The Company also wishes to provide the public with further information about the discloseable and connected transactions.

Reference is made to the announcement of the Company dated 8th July 2004 ("Announcement") in relation to the discloseable and connected transactions of the Company. Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to dispatch a circular ("Circular") in relation to the discloseable and connected transactions to the shareholders within 21 days after publication of the Announcement, which is on or before 30th July 2004. As additional time is required to finalise the contents of the Circular, the Company has applied to the Stock Exchange for a waiver from the strict compliance of the requirements of Rule 14.38 of the Listing Rules and an extension of time for dispatch of the Circular to a date not later than 13th August 2004.

The Company wishes to further inform the investing public that the No.8 Land and the No.10 Land in the discloseable and connected transactions are allocative in nature. Although the land use rights of the No. 8 Land and the No. 10 Land are in vest in Baiyun Mechanical, Baiyun Mechanical can only transfer these land use rights upon payment of compensation as assignment and fully settling the land grant fee to The State Administration for Land and Buildings of Guangzhou City. Thereafter, Baiyun Mechanical can transfer the land use rights to China Refrigeration.

By order of the Board
Hualing Holdings Limited
Li Yu Jun
Chairman

Hong Kong, 30th July 2004

As at the date of this announcement, the executive Directors of the Company are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive Directors are Mr. Zhang Xin Hua and Mr. Chen Yu Hang; and the independent non-executive directors are Mr. Lo Wing Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung.

2004年7月30日 信報

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Hualing Holdings Limited
華凌集團有限公司

(於香港註冊成立之有限公司)

(股份代號：0382)

延遲寄發通函及有關
二零零四年七月八日公佈的進一步公佈

由於需要更多時間審定有關本公司之須予披露交易及關連交易之內容，通函將延遲至於不遲於二零零四年八月十三日寄發。

本公司亦有意向公眾人士提供有關須予披露交易及關連交易之進一步資料。

茲提述本公司於二零零四年七月八日刊發有關須予披露交易及關連交易之該公佈(「該公佈」)。除文義另有所指外，本公佈所用詞彙與該公佈內所界定者具相同涵義。

根據上市規則第14.38條，本公司須於刊發該公佈後二十一日內向股東寄發有關須予披露交易及關連交易之通函(「通函」)，即二零零四年七月三十日或之前。由於需要更多時間審定通函之內容，本公司已向聯交所申請豁免嚴格遵守上市規則第14.38條之規定，並將寄發通函之時間延遲至於不遲於二零零四年八月十三日。

本公司有意通知公眾投資人士，須予披露交易及關連交易中之8號土地及10號土地乃屬劃撥性質。雖然8號土地及10號土地之土地使用權屬白雲機電所有，但是白雲機電只可以向廣州市國有土地資源及房屋管理局支付所有土地出讓金之方式以取得國有土地有償出讓的資格，以轉讓該等土地使用權。此後，白雲機電可轉讓土地使用權予中國雪櫃。

承董事會命
華凌集團有限公司
李宇君
董事長

香港，二零零四年七月三十日

於本公佈刊發日，本公司之執行董事為李宇君先生、陳小石先生、梁偉文先生及黃偉華先生；非執行董事為張新華先生及陳宇航先生；獨立非執行董事為羅榮生先生、陳維端先生及林明勇先生。

RECEIVED
2004 OCT 18 A
OFFICE OF INTERN
CORPORATE FIN

13 August 2004 China Daily

HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 382)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hualing Holdings Limited ("the Company") will be held at Board Room 3&4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Friday, 3 September 2004 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

"THAT:

(1) a conditional land use right transfer agreement dated 6 July 2004 ("No. 8 Land Use Right Transfer Agreement") and made between 中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd.) ("**China Refrigeration**"), a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest and 廣州白雲機電工業公司 (Guangzhou Baiyun Mechanical Industrial Corporation) ("**Baiyun Mechanical**"), a wholly-owned subsidiary of 廣州國營白雲農工商聯合公司 (Guangzhou Baiyun Agriculture Industry & Commerce Corporation) (a copy of which marked "A" is produced to the meeting and signed by the chairman of the Company for the purpose of identification) in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to a piece of land with an aggregate area of approximately 36,370 sq.m. situate at No. 8, Tongbao Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同寶路8號) ("No. 8 Land"), as more particularly described in the No. 8 Land Use Right Transfer Agreement, for a consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) to be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical in the following manner:

(i) RMB10,281,653.52 shall be paid within 3 working days after the No. 8 Land Use Right Transfer Agreement has become effective;

(ii) RMB7,711,240.14 shall be paid within 3 working days after Baiyun Mechanical has (i) issued a power of attorney authorizing an officer of Baiyun Mechanical to undergo the procedures for transfer and (ii) provided a copy of the power of attorney to China Refrigeration;

(iii) RMB6,426,033.45 shall be paid within 3 working days after the relevant real property department has accepted the application for transfer in the land use right of the No. 8 Land; and

(iv) RMB1,285,206.69 shall be paid within 3 working days after the procedures for the transfer have been completed and the relevant state land use right certificate or real estate ownership certificate in the name of China Refrigeration has been obtained by China Refrigeration.

(2) a conditional land use right transfer agreement dated 6 July 2004 ("No. 10 Land Use Right Transfer Agreement") and made between China Refrigeration, a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest and Baiyun Mechanical, a wholly-owned subsidiary of 廣州國營白雲農工商聯合公司 (Guangzhou Baiyun Agriculture Industry & Commerce Corporation) (a copy of which marked "B" is produced to the meeting and signed by the chairman of the Company for the purpose of identification) in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to a piece of land with an aggregate area of approximately 39,048 sq.m. situate at No. 10, Tonghe North Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同和北路暫編10號) ("No. 10 Land") and 24 buildings with total gross floor area of 24,596.15 sq.m. ("Buildings") situate on the No. 10 Land, as more particularly described in the No. 10 Land Use Right Transfer Agreement, for an aggregate consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64) to be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical within 30 days after (i) the real estate ownership certificate(s) of the buildings situate on the No. 8 Land in the name of China Refrigeration have been delivered to China Refrigeration, (ii) the transfer of the land use right in the No. 10 Land and the Buildings has been registered and (iii) the real estate ownership certificate of the Buildings in the name of China Refrigeration has been delivered to China Refrigeration.

(together the "Agreements") and the transactions contemplated therein be and are hereby approved and the directors of the Company (or any one of them) be and are hereby authorised on behalf of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do all acts and things as may be necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the Agreements, including without limitation, the exercise or enforcement of, directly or indirectly, any of the Group's rights under the Agreements and to make and agree such variations in the terms of the Agreements as they may in their discretion consider to be desirable and in the interests of the Company."

By Order of the Board
Mr. Li Yu Jun
Chairman

Hong Kong, 13 August, 2004

Notes:

1. Every shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a shareholder of the Company.

2. Where there are joint holders of any share, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

3. In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the registered office of the Company at Rooms 2802-04, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting (as the case may be).

As at the date hereof, the board of directors of the Company is comprised of nine directors, of whom four are Executive Directors, namely Mr. LI Yu Jun, Mr. CHEN Xiao Shi, Mr. LIANG Wei Wen and Mr. HUANG Wei Hua; two are Non-executive Directors, namely Mr. ZHANG Xin Hua and Mr. CHEN Yu Hang; and three are Independent Non-executive Directors, namely Mr. Lo Wing Sang Vincent, Mr. CHAN Wai Dune and Mr. LAM Ming Yung.

2004年8月13日 信報

HUALING HOLDINGS LIMITED
華凌集團有限公司

(在香港註冊成立之有限公司)
(股份代號：382)

股東特別大會通告

茲通告華凌集團有限公司(「本公司」)謹訂於二零零四年九月三日(星期五)下午二時三十分假座香港灣仔港灣道1號萬麗海景酒店閣樓3-4室舉行股東特別大會，以考慮並酌情通過下列將提呈為普通決議案之決議案：

普通決議案

「動議：

(1) 批准本公司擁有95%權益之中外合資經營企業中國雪櫃實業有限公司(「中國雪櫃」)與廣州國營白雲農工商聯合公司之全資附屬公司廣州白雲機電工業公司(「白雲機電」)於二零零四年七月六日訂立之有條件土地使用權轉讓協議(「8號土地使用權轉讓協議」)(註有「A」字樣之副本已提呈大會，並由本公司董事長簽署以資識別)，內容關於中國雪櫃收購白雲機電所擁有土地總面積約為36,370平方米，位於廣州市白雲區同寶路8號之一幅土地(「8號土地」)之所有利益、權利及業權，詳載於8號土地使用權轉讓協議中；代價人民幣25,704,133.80元(相當於約24,249,182.83港元)將由本集團以內部資源及以現金形式向白雲機電支付：

(i) 將於8號土地使用權轉讓協議生效日期起之三個工作天內支付人民幣10,281,653.52元；

(ii) 將於(i)白雲機電所發出之授權委託書委派白雲機電之工作人員執行轉讓手續及(ii)提供該授權委託書副本予中國雪櫃後之三個工作天內支付人民幣7,711,240.14元；

(iii) 將於有關房屋管理部門受理8號土地使用權轉讓協議之申請後之三個工作天內支付人民幣6,426,033.45元；及

(iv) 將於轉讓手續完成後及中國雪櫃收到以中國雪櫃為名之有關國有土地使用權證或房地產證後之三個工作天內支付人民幣1,285,206.69元。

(2) 批准本公司擁有95%權益之中外合資經營企業中國雪櫃與廣州國營白雲農工商聯合公司之全資附屬公司白雲機電於二零零四年七月六日訂立之有條件土地使用權轉讓協議(「10號土地使用權轉讓協議」)(註有「B」字樣之副本已提呈大會，並由本公司董事長簽署以資識別)，內容關於中國雪櫃收購白雲機電所擁有土地總面積約為39,048平方米，位於廣州市白雲區同和北路暫編10號之一幅土地(「10號土地」)及座立於該土地上之24幢總建築面積為24,596.15平方米之建築物(「樓宇」)之所有利益、權利及業權，詳載於10號土地使用權轉讓協議中；總代價人民幣28,596,783.50元(相當於約26,978,097.64港元)將由本集團於(i)中國雪櫃收到以中國雪櫃為名之8號土地上樓宇之房地產證，(ii)10號土地及樓宇之土地使用權之轉讓已經註冊登記及(iii)中國雪櫃收到以中國雪櫃為名之房地產證後，以內部資源及以現金形式向白雲機電支付。

(統稱「轉讓協議」)及據此所進行之交易，並授權本公司董事(或當中任何一員)就有關或涉及實行轉讓協議而代表本公司簽立、加蓋公司印鑑、執行、完備及交付有關文件及寄發所有該等文件，以及實行並進行任何措施及進行一切必需或適宜或恰當之行動及事項，包括但不限於由本集團直接或間接行使根據轉讓協議之任何權利，以及對轉讓協議之條款作出或協定彼等酌情認為對本公司有利及符合利益之修改。」

承董事會命
董事長
李宇君
謹啟

香港，二零零四年八月十三日

附註：

1. 凡有權出席大會並於會上投票之公司成員，均有權委派一位或多位代表出席，並於投票表決時代其投票。受委任代表毋須為本公司股東。

2. 如屬聯名股東，則任何一名親身或委派代表出席大會之聯名股東均可就所持之股份在會上投票，猶如可單獨全權投票之股東，惟如超過一名上述聯名股東親身或委派代表出席大會，則只有在股東名冊排名首位之聯名股東方可就上述股份投票。

3. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件之副本，最遲須於大會或其任何續會(視乎情況而定)舉行時間四十八小時前送達本公司之註冊辦事處(地址為：香港灣仔港灣道25號海港中心28樓2802-04室)，方為有效。

於本公告之日，本公司董事會成員包括9位董事，當中4位為執行董事，分別為李宇君先生，陳小石先生，梁偉文先生及黃偉華先生；2位為非執行董事，分別為張新華先生及陳宇航先生；以及3位獨立非執行董事，分別為羅榮生先生、陳維端先生及林明勇先生。

6 September 2004 China Daily

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 382)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 3 SEPTEMBER, 2004

The Board is pleased to announce that the resolutions proposed at the EGM held on 3 September 2004 seeking Independent Shareholders' approval of the discloseable and connected transactions were duly passed.

Reference is made to the (i) announcement of the Company dated 8th July 2004 ("Announcement"), (ii) delay in dispatch of circular and further announcement in relation to the Announcement of the Company dated 30 July 2004 and (iii) circular of the Company dated 13 August 2004 ("Circular") in relation to the acquisition by China Refrigeration, a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest, of Baiyun Mechanical's entire interest, right and title to the No. 8 Land, the No. 10 Land and the Buildings. Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the Circular.

The Board is pleased to announce the poll results of the EGM as follows:

Ordinary Resolutions	For	Against
1. To approve the No. 8 Land Use Right Transfer Agreement and the transactions contemplated therein, and to authorize the directors of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do all acts and things as may be necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the No. 8 Land Use Right Transfer Agreement	24,058,000 shares 100%	0 share 0%
2. To approve the No. 10 Land Use Right Transfer Agreement and the transactions contemplated therein, and to authorize the directors of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do all acts and things as may be necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the No. 10 Land Use Right Transfer Agreement	24,058,000 shares 100%	0 share 0%

As more than 50% of the votes were cast in favour of the resolutions, the resolutions were duly passed.

The total number of shares in the Company entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 748,999,600 shares. There was no share in the Company entitling the holder to attend and vote only against the resolutions at the EGM.

The total number of shares held by Able Profit Investment Limited and Guangzhou Baiyun Corporation and their respective Associates, being shareholders who were required to abstain from voting at the EGM was 670,076,808 and 162,960,000 respectively.

Computershare Hong Kong Investor Services Limited, the Company's share registrar was appointed as scrutineer for the vote-taking at the EGM.

By order of the Board
Hualing Holdings Limited
Li Yu Jun
Chairman

Hong Kong, 3 September 2004.

As at the date of this announcement, the executive Directors of the Company are Mr. Li Yu Jun, Mr. Chen Xiao Shi, Mr. Liang Wei Wen and Mr. Huang Wei Hua; the non-executive Directors are Mr. Zhang Xin Hua and Mr. Chen Yu Hang; and the independent non-executive directors are Mr. Lo Wing Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung.

2004年9月6日 信報

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公布全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HUALING HOLDINGS LIMITED
華凌集團有限公司

(於香港註冊成立之有限公司)
(股份代號：382)

於二零零四年九月三日舉行的股東特別大會投票結果

董事會欣然宣布於二零零四年九月三日舉行的股東特別大會上已獲獨立股東通過有關須予披露及關連交易之決議案。

茲提述本公司(i)於二零零四年七月八日刊發之公佈(「該公佈」)(ii)於二零零四年七月三十日刊發有關延遲寄發通函及進一步公佈及(iii)於二零零四年八月十三日刊發之通函(「通函」)有關本公司擁有95%權益之中外合資經營企業中國雪櫃收購廣州白雲機電於8號及10號土地及建築物之所有利益、權利及業權。除文義另有所指外，本公佈所用詞彙與該通函所界定者具相同涵義。

董事會欣然宣布股東特別大會上獲通過決議案表決結果如下：

普通決議案	贊成	反對
1. 通過8號土地使用權轉讓協議及據此所進行之交易，並授權本公司董事就有關或涉及實行8號土地使用權轉讓協議而簽立、加蓋公司印鑑、執行、完備及交付有關文件及寄發所有該等文件，以及實行並進行任何措施及進行一切必需或適宜或恰當之行動及事項。	24,058,000股 100%	0股 0%
2. 通過10號土地使用權轉讓協議及據此所進行之交易，並授權本公司董事就有關或涉及實行10號土地使用權轉讓協議而簽立、加蓋公司印鑑、執行、完備及交付有關文件及寄發所有該等文件，以及實行並進行任何措施及進行一切必需或適宜或恰當之行動及事項。	24,058,000股 100%	0股 0%

由於決議案獲得超過50%贊成票，決議案獲得通過。

本公司股份持有人有權可出席本公司股東特別大會並於會上投票贊成或反對有關決議案之股份總數為748,999,600股。本公司並無任何股份持有人只有權出席並投票反對股東特別大會上的有關決議案。

本公司股東Able Profit Investment Limited及廣州白雲聯合公司及其聯營公司分別持有670,076,808股及162,960,000股，其須於股東特別大會上放棄投票。

本公司之股份登記處香港中央証券登記有限公司獲委任為監票人，負責在股東特別大會上處理點票事宜。

承董事會命
華凌集團有限公司
董事長
李宇君

香港，二零零四年九月三日

於本公佈刊發日，本公司之執行董事為李宇君先生、陳小石先生、梁偉文先生及黃偉華先生；非執行董事為張新華先生及陳宇航先生；獨立非執行董事為羅榮生先生、陳維端先生以及林明勇先生。

22 September 2004, China Daily

HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 382)

Interim Results Announcement for the Six Months Ended 30 June 2004

RESULTS

The Board of Directors (the "Board") of Hualing Holdings Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 (the "Period") as follows:

Condensed Consolidated Profit and Loss Account

	Note	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	2	1,199,522	909,857
Cost of sales		(1,070,437)	(798,299)
Gross profit		129,085	111,558
Other revenues		14,898	21,718
Distribution costs		(101,005)	(81,778)
Administrative expenses		(58,115)	(63,385)
Other operating expenses		(5,019)	(732)
Operating loss	3	(20,156)	(12,619)
Finance costs		(14,180)	(12,920)
Share of losses of associates		(1,684)	(301)
Loss before taxation		(36,020)	(25,840)
Taxation	4	(2,117)	(1,307)
Loss after taxation		(38,137)	(27,147)
Minority interests		(6,488)	(452)
Loss attributable to shareholders		(44,625)	(27,599)
Losses per shares			
– basic	5	(2.8) cents	(2.0)cents
– diluted	5	(2.8) cents	N/A

Notes

1. **Principal Accounting Policies and Basis of Preparation**

These condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements have not been audited by the Company's auditors but have been reviewed by the Company's Audit Committee.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the 2003 annual accounts.

2. **Turnover and Segment Information**

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

An analysis of the Group's turnover and contribution to operating loss by products are summarized as follows:

	Turnover Six months ended 30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000	Contribution to operating profit/(loss) Six months ended 30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000
Sales of refrigerators	[illegible]	[illegible]		

The PRC Market

Though with the effect of a drop in sales price resulted from market competition, the withdrawal of some competitors created a better operational environment and an upsurge of the cost of raw materials, leading to an upturn in sales price during the middle of the year. The sales volume amounted to approximately 304,300 units, increased by 87% when compared to the same period of last year. The turnover increased by approximately 83% and amounted to approximately HK$427,737,000. Split-type air-conditioners accounted for approximately 85% of the total sales volume in the PRC market and shared the largest portion among other segments.

The Directors believes, under the new mode of sales and marketing management and olive-scale marketing management structure, the market reflection rate of the overall sales and marketing system can be greatly enhanced with an operation of following closer to market, contributing a more satisfactory performance in the mainland market exploration.

Refrigerator Business Analysis

During the period under review, the Group's refrigerator sales volume increased by approximately 21% compared to the corresponding period last year, amounted to approximately 538,700 units. Turnover amounted to approximately HK$365,467,000, representing an increase of approximately 6% over the same period last year. Among them, refrigerators and mini-refrigerators business amounted to 170,900 units and 367,800 units, accounted for 32% and 68% of the total sales volume, representing a 5% drop and 38% growth over the same period last year, respectively.

During the period under review, Hefei Hualing Electrics Co Ltd ("Hefei Hualing") the Group's subsidiary which is the major production base of mini-refrigerators, has been converted from an equity joint verture into a joint stock limited company.

The Board believes, the refrigerator business in the PRC will be upgraded from low-end frozen refrigerators to high-end frozen-free refrigerators. The Group has speed up the consolidation of foundation of frozen-free production. In September 2004, China Refrigeration Industry Co., Ltd ("China Refrigeration") in which the Group has 95% interest, acquired the land use right of two pieces of land among which the land use right of No.8, Tangbao Road in Baiyun District, Guangzhou which is the existing production base, offices and inventories of China Refrigeration as well as land use right of the land and buildings situated at No.10 Tonghe North Road at a consideration of RMB54.3 million. The Group believes that this acquisition ensures the continuity and possibility of future expansion for China Refrigeration and thus is the best interest of the Company and shareholders as a whole.

Overseas Export Market

During the period under review, the export sales volume of the Group's refrigerators was satisfactory, with export volume surged 50% to approximately 340,000 units. Among which, refrigerators and mini-refrigerators amounted to 38,000 units and 302,000 units respectively. Total turnover increased approximately 52% to approximately HK$194,682,000.

The PRC Market

During the period under review, the sales volume of refrigerators in the PRC dropped 10% compared to the corresponding period last year, reached approximately 198,700 units. Turnover decreased by approximately 21% and amounted to approximately HK$170,785,000.

The Board considers that the drop in the sales volume of refrigerators is mainly due to the 20% substantial price reduction of similiar models of other producers, affecting the sales volume.

OVERALL BUSINESS ANALYSIS OF THE GROUP

Business Management

The Group reformed the internal management system and the implementation of operation accountable system in the refrigerator company and achieved a satisfactory result. After the introduction of the innovative management system, the Group's management and all staff achieved higher operation efficiency, leading to better costs control of different departments and further enhancing productivity. The Group also dedicated to improving the management quality of Hualing air-conditioning business. The "production, logistics and procurement management and regulation plan" was devised and implemented during the period under review. The Group strictly follows the

2. **Turnover and Segment Information**

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

An analysis of the Group's turnover and contribution to operating loss by products are summarized as follows:

	Turnover Six months ended		Contribution to operating profit/(loss) Six months ended	
	30 June 2004 (Unaudited) *HK$'000*	30 June 2003 (Unaudited) *HK$'000*	**30 June 2004 (Unaudited) *HK$'000***	30 June 2003 (Unaudited) *HK$'000*
Sales of refrigerators	**164,477**	186,439	**(22,296)**	(22,183)
Sales of air-conditioners	**834,055**	564,587	**(4,575)**	12,506
Sales of mini-refrigerators	**200,990**	158,831	**14,738**	2,253
Others	**–**	–	**(8,023)**	(5,195)
	1,199,522	909,857	**(20,156)**	(12,619)

3. **Operating Loss**

	Six months ended	
	30 June 2004 (Unaudited) *HK$'000*	30 June 2003 (Unaudited) *HK$'000*
Operating loss is stated after charging the following:		
Depreciation on fixed assets	**34,762**	36,452
Amortisation of goodwill	**340**	340
Interest on borrowings	**15,859**	17,465

4. **Taxation**

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong Profit Tax. Oversea taxation has been calculated on the estimated assessable profit for the Period as the rate prevailing in the respective jurisdictions.

	For the Six months ended	
	30 June 2004 (Unaudited) *HK$'000*	30 June 2003 (Unaudited) *HK$'000*
PRC enterprise income tax	**2,117**	1,307

5. **Losses Per Share**

The calculation of basic losses per share is based on the unaudited losses for the Period of HK$44,625,000 (2003: HK$27,599,000) and on the weighted average number of 1,568,849,595 shares (2003: 1,382,025,800 shares) in issue during the Period.

Diluted losses per share for the period is computed by number of 1,569,371,336 shares (2003: No diluted effect).

6. **Contingent Liabilities**

As at 30 June 2004, the balance of discounted letters of credit with recourse of the Group was amounted to approximately HK$39,458,000 (as at 31 December 2003: approximately HK$26,260,000), and there was no bill of exchange discounted/endorsed with recourse (as at 31 December 2003: approximately HK$1,385,000).

FINANCIAL PERFORMANCE

The Group's sales volume for the period ended 30 June 2004 was approximately 35% increase from the same period last year. Turnover reached approximately HK$1,199,522,000, representing an approximately 32% increase over the same period last year (2003: HK$909,857,000). The Group recorded an operating loss of approximately HK$20,156,000 (2003: HK$12,619,000). Loss attributable to shareholders was approximately HK$44,625,000 (2003: HK$27,599,000). As at 30 June 2004, cash on hand was approximately HK$194,756,000. The bank borrowings of the Group amounted to approximately HK$609,195,000, including short-term bank loans of approximately HK$581,044,000. As at the period end, the debt to equity ratio, calculation based on total of short-term and long-term loans against consolidated shareholders' equity was about 1.6 (as at 31 December 2003: 1.5).

INTERIM DIVIDEND

The Board has resolved not to pay any interim dividend for the period ended 30 June 2004 (2003: nil).

INDUSTRY OVERVIEW

Like all kinds of industries, household appliances enterprises also opt for the strategy of globalization development. PRC is currently one of the most important production bases and exporting countries for household appliances in the world with an export value up to US$12.58 billion, among which the total export of air-conditioners amounted to 16,438,800 units, representing one fold increase from last year. The export amount of the refrigerators was 8,807,300 units, jumping 44.3%. Approaching the gradual liberation of World Trade, the PRC, as a world factory is further consolidated. It is anticipated

OVERALL SINESS ANALYSIS OF THE GROUP

Business Management

The Group reformed the internal management system and the implementation of operation accountable system in the refrigerator company and achieved a satisfactory result. After the introduction of the innovative management system, the Group's management and all staff achieved higher operation efficiency, leading to better costs control of different departments and further enhancing productivity. The Group also dedicated to improving the management quality of Hualing air-conditioning business. The "production, logistics and procurement management and regulation plan" was devised and implemented during the period under review. The Group strictly follows the management objectives of "tapping new sources of revenue and cutting down expenditures, attaining clear and definite responsibility, implementing resolute practice and executing reward and punishment".

Sales and Marketing

During the review period, while consolidating relationship with existing customers, the Group also actively explored new markets. By using marketing strategies, integrated marketing communications, market segmentation and highly selected media etc. the Group kicked off promotion campaigns for different products in the major cities in the PRC like Chongqing, Sichuan, Zhejiang and Hunan.

To ensure the momentum of sales growth, the Group will actively form a strategic alliance with distributors in the PRC so as to increase the operational efficiency of marketing network. After providing Suning electrical appliance chain stores with 150,000 units of air-conditioners, the Group entered into a pact with the largest retail chain enterprise in the PRC, GOME, underwrote 100,000 units of air conditioners with an aggregate value of RMB220 million.

Product Research and Development ("R&D")

To satisfy different market needs, 2 different ranked air-conditioners with more than 50 products were launched in the PRC, among which the V series split-type and P series cabinet-type air-conditioners with characteristics of small scale and low cost, have become the new focus in the household electrical appliance market. Y series split-type and H series cabinet-type air-conditioners, with their highly effective, multi-functional, healthy, gorgeous and refined appearance, manifest the high quality image of Hualing. They not only built the brand image, but also are major models that generate profits. Development of the new models for exports was responded to the important customers from the regions in Europe and North America. With the quality assurance, the Group also implemented a strategy of product differentiation and fully utilized the technological edge.

The new product of refrigerator business is designed on the theme of "Healthy, Energy saving". On the basis of Mitsubishi Vitamin Fresh-Retaining Technology (「三菱維他命保鮮技術」), a new image of a professional and healthy product was established.

In addition, the Group is undergoing technological cooperation with a major U.S. company in the refrigerant industry, which jointly developed the most globally advanced CRV digital central air-conditioners. It helped enhance the R &D ability and product quality of the Group.

Quality Control

During the period under review, the quality of the Group's products maintained a stable level of high standard and has been waiting for the proclamation of assessment results after completing the application for accreditation of three national brand names. Among them are "China Famous Brands", currently the most authoritative and the greatest honor for product brand in the PRC, in September has already been awarded to the Group's air-conditioners and refrigerators, "China Famous Goods for Export", the only national honor for export products brand, and "Product Exemption from Quality Surveillance Inspection", the authoritative certification for quality of product brand by the highest state authority for inspection of product quality. All of these honors significantly increase the reputation of the Group's products.

Besides, the Group was awarded "Quality and Efficient Advanced Enterprise in Guangdong Province" and the "Three Satisfaction" title for users of the provinces. (Satisfactory products for provincial users, Satisfactory enterprise for provincial users and Satisfactory service for provincial users).

Information System Management

The Group, during the period, continued to promote the information establishment and strengthened the existing information system to enhance the operating efficiency. During the period under review, SAP system recorded an output of 638,000 units, a 22.5% increase from the same period last year. Among them, a historic record high of monthly output reached 150,000 units in the months of May and June, making a record of average daily output of 10,000 pieces (approximately 5,000 units).

The reform of production management mode not only laid a solid foundation for completion of production task this year but also satisfied the needs of sales growth, reinforcing the Group's confidence in completing the higher production goal in 2005.

Prospects

Due to the fierce competition from other large scale household appliance enterprises in the PRC, and

INDUSTRY OVERVIEW

Like all kinds of industries, household appliance enterprises also opt for the strategy of globalization development. PRC is currently one of the most important production bases and exporting countries for household appliances in the world with an export value up to US$12.58 billion, among which the total export of air-conditioners amounted to 16,438,800 units, representing one fold increase from last year. The export amount of the refrigerators was 8,807,300 units, jumping 44.3%. Approaching the gradual liberation of World Trade, the PRC, as a world factory is further consolidated. It is anticipated that the export market of household appliances in the PRC has a huge potential for development. Simultaneously, with a growing living standard of Chinese people, the household appliances such as air-conditioners have become necessities from luxuries. All these favorable factors created a promising operational environment for household appliance enterprises in the PRC.

Reviewing the first half of this year, the Central Government introduced a series of macroeconomics adjustment and control measures in order to suppress the surging price of raw materials. But the surging prices of major raw materials like steel, copper and plastic during the first half of this year, and adjustment of export tax rebate led to the rise in production cost and the subsequent severe impact on the profit margin of household appliance products. The elimination of market competitors over the past few years signified a better competition environment for the air-conditioner industry.

BUSINESS REVIEW

Faced with the complicated economic environment such as surging price of raw materials in the PRC, continuously decreasing market prices of products and change of export tax rebate policy, the Group adopted prudent operational strategies and aggressive development measures. The Group achieved remarkable results in areas like business management, sales and marketing, product development, quality control, brand building and information management, maintaining a stable and healthy business performance with a promising growth in both domestic and export market.

Under the review period, the total sales volume of the Group's products reached 1,202,200 units, representing a 35 % increase over the same period last year. Among the total sales volume, 503,000 units and 699,200 units were sold for PRC consumption and export sales, a 35% and 37 % increase respectively from the same period last year.

To further generate revenue and minimize expenditure, the Group introduced the cost control in product development, procurement of raw material and manufacturing process, particularly the cost control over the procurement of raw materials and the introduction of a bidding system and made allies with strategic partners. All measures of cost control achieve an effective result.

Both air-conditioners and refrigerators recorded a significant growth of overall sales volume over the same period last year, among which the total sales volume of air-conditioner amounted to 663,500 units while that of refrigerator amounted to 538,700 units, a 49% and 21% increase respectively over the same period last year. In particular, for the air-conditioners, about half of the existing 20 brands distributed throughout all major channels on the mainland's market in which about one-half was domestic brands. With such an extremely fierce competition in the industry, the warfare for market share among different brands was keen, the sales volume of the Group's air-conditioners on the mainland market still recorded a 87% growth over the same period last year.

Air-conditioner Business Analysis

During the period under review, the total sales volume of air-conditioners amounted to approximately 663,500 units, a 49% growth from the same period last year. Turnover of air-conditioner amounted to approximately HK$834,055,000 during the period under review, a 48% period-on-period growth.

Regarding the sales distribution of air-conditioning products, sales of window-type air-conditioners accounted for approximately 22% of the total sales volume, a decrease of approximately 19% compared to 41% of last year. Corresponding figures for cabinet-type and split-type air-conditioners were 6% and 72%. Cabinet-type air-conditioners maintained the same level compared with the same period last year whereas split-type air-conditioners represented an increase of approximately 18%.

Overseas Export Market

The Group's air-conditioner export business continued to maintain a rapid growth. The export volume was approximately 359,200 units during the period under review, increased by approximately 27%. Turnover of export sales reached approximately US$52.09 million, which accounted for approximately 49% of the total sales of air-conditioners. The Group's export volume of air-conditioners to North America and Europe remained stable. Export volume to Europe increased by about 27% over the corresponding period last year. The Group also actively explored the emerging markets such as the Middle East and the export sales to the Middle East amounted to US$7.82 million.

The Board believes, with its established international brand name and strength, the development of overseas export business will be promising.

Among them, a historic record high of monthly output reached 150,000 units in the months of May and June, ma[illegible] a record of average daily output of 10,000 pieces (approximately 5,000 units).

The reform production management mode not only laid a solid foundation for completion of production task this year but also satisfied the needs of sales growth, reinforcing the Group's confidence in completing the higher production goal in 2005.

Prospects

Due to the fierce competition from other large scale household appliance enterprises in the PRC, and the remaining higher cost of raw materials, the Group continues to increase the sales volume and to maintain a stringent cost control. Under such operating environment, leveraging on the existing dominancy and various patent technologies, the Group, being market-oriented and profit-concerned, will adopt the innovative management concepts for business expansion.

Residential construction industry remained a steady growth over last three years. The market volume of mini-central air-conditioners records one-fold increase every year on average. According to statistics, the market volume of mini-central air-conditioners reached RMB5.5 billion in 2003 and is expected to rise to RMB10 billion in 2006. In 2010, the growth may reach a range from RMB15 billion to RMB20 billion. The Group expects the prospect for the mini-central air-conditioner is bright.

Maintaining its product design, the Group will strengthen the "generalization" and "standardization" of the products. With the two production lines in the PRC and overseas as a research and development platform, profit analysis and investment forecast on both export and domestic models will be conducted via cost of raw materials, market price, sales volume and moulding cost in order to achieve the goals of production efficiency enhancement and of manufacturing cost reduction.

EMPLOYMENT, TRAINING, DEVELOPMENT AND REMUNERATION POLICY

As at 30 June 2004, the Group employed approximately 3,900 staff, of which 11 are stationed in Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group has set up a share option scheme and provides retirement benefits, in the form of Mandatory Provident Fund etc. and other benefits, which are similar to the employees in the PRC. The Group will also grant bonus and other kinds of remuneration according to individual performance and the performance of the Group's overall profit.

LIQUIDITY AND CAPITAL RESOURCES

The Group generally financed its operations with cash flow generated internally and facilities provided by banks in the PRC.

PURCHASE, SALES AND REDEMPTION OF SECURITIES

The Company has not redeemed any of its shares during the Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the Period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited condensed accounts for the six months ended 30 June 2004 with the directors.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

Throughout the Period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules except that no independent non-executive directors are appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

PUBLICATION OF OTHER FINANCIAL INFORMATION

Other financial information containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004, under the transitional arrangements, will be published on The Stock Exchange of Hong Kong Limited's website in due course.

By Order of the Board
LI Yu Jun
Chairman

Hong Kong, 21 September, 2004

As at the date hereof, the executive directors of the Company are Mr. LI Yu Jun, Mr. CHEN Xiao Shi, Mr. LIANG Wei Wen and Mr. HUANG Wei Hua; the non-executive directors are Mr. ZHANG Xin Hua and Mr. CHEN Yu Hang; the independent non-executive directors are Mr. LO Wing Sang, Vincent, Mr. CHAN Wai Dune and Mr. LAM Ming Yung.

HUALING HOLDINGS LIMITED
華凌集團有限公司

(在香港註冊成立之有限公司)
(股份代號：382)

中期業績公佈
截至二零零四年六月三十日止六個月

業績

華凌集團有限公司(「本公司」)董事會謹此宣佈，本公司及附屬公司(「本集團」)截至二零零四年六月三十日止六個月(「期內」)未經審核綜合之中期業績如下：

簡明綜合損益表

	附註	截至六月三十日止六個月 二零零四 (未經審核) 千港元	二零零三 (未經審核) 千港元
營業額	2	1,199,522	909,857
銷售成本		(1,070,437)	(798,299)
毛利		129,085	111,558
其他收入		14,898	21,718
分銷成本		(101,005)	(81,778)
一般行政及營運開支		(58,115)	(63,385)
其他經營開支		(5,019)	(732)
經營虧損	3	(20,156)	(12,619)
財務費用		(14,180)	(12,920)
應佔聯營公司虧損		(1,684)	(301)
稅前虧損		(36,020)	(25,840)
稅項	4	(2,117)	(1,307)
稅後虧損		(38,137)	(27,147)
少數股東權益		(6,488)	(452)
股東應佔虧損		(44,625)	(27,599)
每股虧損			
一 基本	5	(2.8) 港仙	(2.0)港仙
一 攤薄	5	(2.8) 港仙	不適用

附註：

1. **主要會計政策**

本簡明綜合中期財務報表(「中期財務報表」)仍根據香港會計師公會頒佈之《會計實務準則》(「SSAP」)第25號「中期財務報告」(「SSAP25」)所編製，並根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。

本未經審核之中期財務報表雖未經本公司之核數師審核，惟已由本公司審核委員會審閱。

本中期財務報表所採用的會計政策與本集團於二零零三年年報內所採用者一致。

2. **營業額及業務分佈資料**

本集團營業額主要來自於銷售家用電器。

本集團的營業額及所佔經營虧損按產品分析如下：

	營業額 截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元	所佔經營溢利／(虧損) 截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
冰箱銷售	164,477	186,439	(22,296)	(22,183)
空調銷售	834,055	564,587	(4,575)	12,506
小型冰箱銷售	200,990	158,831	14,738	2,253
其他	–	–	(8,023)	(5,195)
	1,199,522	909,857	(20,156)	(12,619)

3. **經營虧損**

	截至六月三十日止六個月 二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
經營虧損已扣除以下各項：		
固定資產折舊	34,762	36,452
商譽攤銷	340	340
銀行貸款利息	15,859	17,465

4. **稅項**

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任

董事相信，憑藉其已建立的國際知名度和雄厚的實力，對發展海外出口事業相當樂觀。

國內市場

雖然年初空調售價受市場競爭影響而下跌，但由於競爭白熱化，導致部分競爭者的退出，令目前營商環境轉趨明朗和原材料價格的大幅上漲，售價於年中已然回升。銷售量約達304,300台，比去年同期上升87%，營業額上升約83%，約達427,737,000港元。國內市場以分體機佔銷售量最大百分比，約為85%。

董事相信，集團在新的營銷管理模式和橄欖型的市場管理結構下，整個營銷體系的市場反映效率得以大大的提高，其運作更貼近市場，對拓展國內市場將取得更加令人滿意的業績。

冰箱業務分析

期內，本集團冰箱業務銷售量錄得約21%的升幅，達538,700台；營業額約達365,467,000港元，較去年同期上升約6%。其中，大冰箱之銷售量為170,900台，小冰箱為367,800台，分別佔總銷售量32%及68%，較去年同期分別下跌約5%及增長38%。

於回顧期內，本集團旗下主要生產小冰箱業務的子公司，合肥華凌電器有限公司(「合肥華凌」)，已由合資企業正式改組為股份制有限公司。

董事相信，中國冰箱業開始從低端有霜冰箱到高端無霜冰箱的產業升級，而本集團亦計劃加快無霜產業的佈局。2004年9月，本集團持有95%股權的中國雪櫃實業有限公司(「中雪」)斥資約人民幣5,430萬元，向廣州白雲機電工業公司購入兩地塊之土地使用權及樓宇使用權，其中位於廣州白雲區同寶路8號的地塊，為中雪現時的生產基地、辦公室及倉庫，及同和北路暫編10號的土地及樓宇使用權。本集團相信，這項收購可確保集團能夠維持中雪的持續運作及未來擴展的可行性，對本公司及整體股東帶來最大利益。

海外出口

本集團期內的冰箱出口業績理想，海外冰箱銷售量於期內約達340,000台，比去年同期上升約50%，其中大冰箱佔38,000台，小冰箱佔302,000台；總營業額上升約52%，約達194,682,000港元。

國內市場

回顧期內，本集團的國內冰箱銷售量約達198,700台，比去年同期下跌10%，營業額約達170,785,000港元，比去年同期下跌約21%。

董事認為，冰箱銷量下跌，主要由於其他生產商同類型產品的大幅降價達20%，從而對銷量產生了影響。

集團整體營運分析

業務管理

本集團於期內進行了內部管體制改革，於冰箱公司提出和實施部門承包經營責任制，並取得令人滿意的成效。此項創新的管理模式實施以後，本集團的管理層及各員工的工作效率得以提升，部門成本亦因受到控制而下調，生產力進一步提高。本集團亦致力提升華凌空調業務的管理質素，期內制定和實施了《生產、物流、採購管理調整方案》，貫徹「開源節流、責任明確、堅決實施、獎罰分明」的管理宗旨。

市場營銷

回顧期內，本集團在鞏固現有客戶的同時，亦積極開拓新銷售市場，並透過營銷策略、實施整合傳播、市場細分和優選媒體等政策，在國內重點城市重點市場如重慶、四川、浙江、湖南等地積極舉辦各項產品推廣活動，以改善銷售力度與質素。

為了確保銷上升勢頭，本集團積極與國內家電連銷商經成戰略夥伴，提升市場營銷網絡的運行效率。繼向業務覆蓋全國的蘇寧連銷電器賣場提供空調約150,000台後，本集團再與國內最大零售連銷企業之一的國美簽訂協議，由其負責包銷100,000台空調，涉及金額達人民幣2.2億元。

產品研發

針業不同市場需要，空調在國內推兩個不同檔次、50多種新產品、其中成功推出的以小型化低成本為設計要點的V系列分體和P系列櫃機，成為家電市場中的新焦點。而Y系列分體機和H系列櫃機則通過高效能、多功能、健康和豪華精緻的外觀等展現華凌高品質的形象，不僅樹立了品牌形象，而且也成為盈利的重點機型。出口新產品開發兼顧歐洲、北美等重點區域大客戶的需求，在保證質量的同時實施差異化產品策略，充分發揮了我們的技術優勢。

冰箱業務的新產品研發也以「健康、節能」的主題，並在「三菱維

4. 稅項

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。海外所得稅乃根據本期之估計應課稅利潤按當地之現行稅率計算。

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	千港元
中國企業所得稅	2,117	1,307

5. 每股虧損

每股虧損乃按期內未經審核虧損約44,625,000港元(二零零三年：27,599,000港元)及期內之加權平均數1,568,849,595(二零零三年：1,382,025,800股)計算。

攤薄每股虧損乃按期內加權平均攤薄數1,569,371,336股(二零零三年：沒有攤薄效應)計算。

6. 或然負債

截至二零零四年六月三十日，集團的有追索權之已貼現信用證約39,458,000港元(二零零三年十二月三十一日：約為26,260,000港元)及並無有追索權之已貼現／背書匯票(二零零三年十二月三十一日：約為1,385,000港元)。

財務回顧

截至2004年6月30日止6個月，本集團的整體銷量較去年同期上升約35%，營業額約達1,199,522,000港元，較去年同期上升約32%(2003年：909,857,000港元)，經營虧損約為20,156,000港元(2003年：12,619,000港元)，股東應佔虧損約為44,625,000港元(2003年：27,599,000港元)。於2004年6月30日，本集團手頭現金約達194,756,000港元。銀行貸款約為609,195,000港元，其中約581,044,000港元為短期借款。於結算日，將短期貸款及長期貸款總和除以股東權益後，借貸比率約為1.6(截至2003年12月31日：1.5)。

中期股息

董事會將擬不派發截至2004年6月30日止期內之股息(2003年：無)。

行業概述

全球化拓展策略是各行業的大勢所趨，家電生產業亦不例外，中國是現時全球最重要的家電生產基地及出口國之一，去年出口達125.8億美元，其中空調的總出口量達1,643.88萬台，較前年上升1倍；而冰箱則達880.73萬台，上升44.3%。隨著世界經貿漸趨自由化，中國作為世界工廠的地位進一步鞏固，預期中國家電的出口市場將有極大發展潛力。同時，中國人民的生活質素不斷提高，空調等家電已由奢侈品轉變成必需品，種種利好因素，為中國家電生產商締造良好商機。

回顧今年上半年，中央政府推出一系列宏調措施，以壓抑售價大幅上漲的原材料，唯上半年的主要材料鋼、銅、塑膠價格均大幅上漲和出口退稅政策的調整，使到產品成本上升從而嚴重影響了家電企業的產品毛利水平；經過幾年的市場淘汰，隨著部分競爭者的退出，空調行業的競爭環境正在向好的方面轉變。

業務回顧

本集團面對國內原材料價格大幅上漲、產品市場價格持續下滑、出口退稅政策改變等一系列複雜的經濟環境，集團以謹慎的營運策略和積極的發展方針，在業務管理、市場營銷、產品研發、品質控制、品牌建立、資訊管理等各方面取得積極的成效，並維持穩健的業績，國內及出口方面同時錄得可觀的增長。

回顧期內，本集團各產品總銷售量達約1,202,200台，較去年同期上升35%，其中約503,000台為國內市場銷售，約699,200台則為出口銷售，內銷及出口分別較去年同期上升約35%及37%。

為了進一步開源節流，本集團已將成本控制引入到產品研發、原材料採購、生產製造過程，特別是通過對原材料採購成本的控制，切入競價投標方式，建立戰略合作夥伴，各項措施於成本控制上均取得相當成效。

無論空調、冰箱的銷售量整體上都比去年同期有較大的增長，其中空調的銷售量總額為約663,500台，冰箱則為約538,700台，分別比去年同期增長49%及21%。特別是空調，現時全國各主要渠道正在銷售的品牌在20個左右，其中約一半為國內品牌。在行業競爭異常激烈，各品牌於市場份額的爭奪戰日趨激烈的情況下，本集團在國內市場的空調銷售量上仍較去年同期增長達87%。

空調業務分析

本集團於期內的空調銷量較去年同期上升49%，達663,500台。期內空調的營業額約達834,055,000港元，比去年同期上升約48%。

空調產品的銷售分佈中，窗機之銷售數量佔總銷售量約22%，較去年同期的41%下調約19%。而櫃機及分體機則分別佔總銷售量的6%及72%，櫃機維持與去年同期的水平，分體機則上升約18%。

海外出口

本集團的空調出口業務繼續加快增長，回顧期內的出口量約為359,200台，比去年同期上升約27%；出口銷售收入達約5,209萬美元，佔空調總銷售收入約49%。本集團於北美及歐洲市場的空調出口均保持穩定，其中歐洲的出口量較去年同期增加約27%，同時並積極開拓中東等新市場，期內中東市場的銷售額達約782萬美元。

冰箱業務的新產品研發也以「健康、節能」的主題，並在「三菱維他命保鮮技術」基礎上，建立起產品專業和健康的新形象。

此外，本集團正與全球主要的製冷產業美國公司進行技術合作，共同研發世界最先進的CRV數碼中央空調，有助提升本集團研發能力及產品質素。

品質控制

回顧期內，本集團產品的品質維持於穩定良好的水平，並按時完成了三項國家級品牌的申報工作，正等候評審結果的頒佈。其中包括「中國名牌產品」，是目前國內最具權威性的、最高的產品品牌榮譽，在九月本集團的空調、冰箱產品均獲得了「中國名牌」的稱號；「中國名牌出口商品」，是迄今為止出口產品品牌唯一的國家級榮譽；而「國家質量免檢產品」的稱號，則是國家質量檢驗最高職能機構，對產品品牌質量的權威認定。這三項榮譽大大增加了本集團產品美譽度。

另外，本集團已榮獲了「廣東省質量效益型先進企業」和全省用戶「三滿意」稱號(全省用戶滿意產品，全省用戶滿意企業、全省用戶滿意服務)。

資訊管理

本集團於期內繼續積極推動資訊化建設，並對原有的資訊系統進行強化，務求令其運作更有效流暢。回顧期內，SAP系統共錄得63.8萬台套的產量進帳，比去年同期增長22.5%。其中，5至6月份達到歷史高峰，月產量達150,000台，創下平均日產5,000台的歷史記錄。

生產管理模式的改革，不僅為完成今年的生產任務打下了堅實基礎，使生產較好地滿足了銷量增長的需要，也增強了本集團在2005年完成更高生產目標的信心。

未來展望

鑒於來自國內其他大型家電商的競爭仍相當激烈，加上原料價格仍維持較高水平，本集團在提高產品銷量、及控制成本方面仍然不能鬆懈。在這樣的營運環境下，本集團將以其固有優勢及各項專利技術為後盾，以市場為導向，以效益為中心，憑藉積極創新的管理概念，著力拓展業務。

民用建築產業在過去三年持續增長，中國的小型中央空調市場容量平均每年都翻一番。據統計，2003年，小型中央空調的市場容量已達人民幣55億元，預計2006年，中國小型中央空調市場將達人民幣100億元，2010年增長到人民幣150億至人民幣200億元。本集團預期，小型中央空調發展前景非常樂觀。

而本集團會繼續保持產品設計方面，強化產品的「通用化」、「標準化」，並以國內與國際兩個產品線為研究開發平台，將所有出口和國內機型，通過材料成本、市場售價、銷量、模具費用等方面進行盈利分析和投資預測，達到提高生產效率降低製造成本的目標。

僱用、培訓、發展及報酬政策

截至2004年6月30日，本集團共聘用約3,900位僱員，其中香港僱員佔11位。本集團給予員工報酬時主要以其表現、經驗及業內慣例作考慮準則。本集團已成立了購股權計劃及提供如退休保障，強制性公積金等，以及跟國內員工相類似的保障；亦會就其個人之表現及集團整體盈利之表現向員工提供酌情獎金及其他報酬。

流動資金及資本資源

本集團一般以其內部產生之流動現金及中國往來銀行所提供之融資作為其業務運作所需資金。

購買、出售及贖回股份

本公司於期內並無贖回本身之股份。本公司或各附屬公司於期內亦無購買或出售任何本公司之股份。

審核委員會

審核委員會已經與管理層審閱本集團所採納之會計原則及方法，並與董事討論有關內部監控及財務匯報事宜，包括審閱截至二零零四年六月三十日止六個月之未經審核中期賬目。

符合上市規則之「最佳應用守則」

除獨立非執行董事因按本公司之組織章程輪值告退及在股東週年大會應選連任而其任期無固定期限外，本公司於期內一直遵守上市規則所載列之「最佳應用守則」之規定。

刊載其他財務資料

載有香港聯合交易所有限公司證券上市規則附錄十六第46(1)至46(6)段(於二零零四年三月三十一日前有效，惟根據過渡性安排仍適用於二零零四年七月一日前開始之會計期間)規定所有資料之其他財務資料將於適當時候在香港聯合交易所有限公司之網頁內登載。

承董事會命
董事長
李宇君

香港，二零零四年九月二十一日

於本公佈刊發日，本公司之執行董事為李宇君先生、陳小石先生、梁偉文先生及黃偉華先生；非執行董事為張新華先生及陳宇航先生；獨立非執行董事為羅榮生先生，陳維端先生及林明勇先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hualing Holdings Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 382)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Dao Heng Securities Limited

道亨證券有限公司
DaoHengSecurities Ltd.

A letter from the Board is set out on pages 4 to 13 of this circular. A letter from the Independent Board Committee containing its recommendations in respect of the connected transactions is set out on page 14 of this circular. A letter from Dao Heng Securities Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on page 16 of this circular. A valuation report prepared by Vigers Appraisal & Consulting Limited, the independent valuer, is set out on page 22 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at Board Room 3-4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong at 2:30 p.m. on 3 September 2004 is set out on page 35 of this circular. A form of proxy for use at the extraordinary general meeting is also enclosed. Whether or not you are able to attend and vote at the extraordinary general meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Rooms 2802-04, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting (as the case may be). Completion and return of the accompanying proxy form will not preclude you from subsequently attending and voting at the extraordinary general meeting or any adjourned meetings should you so wish.

13 August, 2004

CONTENTS

In this circular, except where the context otherwise requires, the following terms shall have the following meanings:

"Agreements"	collectively No. 8 Land Use Right Transfer Agreement and No. 10 Land Use Right Transfer Agreement
"Associate"	has the meaning ascribed to it in the Listing Rules
"Baiyun Mechanical"	廣州白雲機電工業公司(Guangzhou Baiyun Mechanical Industrial Corporation), a wholly- owned subsidiary of Guangzhou Baiyun Corporation
"Board"	the board of Directors
"Buildings"	24 buildings with total gross floor area of 24,596.15 sq. m. situate on the No. 10 Land owned by Baiyun Mechanical as more particularly described in the No. 10 Land Use Right Transfer Agreement
"China Refrigeration"	中國雪櫃實業有限公司(China Refrigeration Industry Co., Ltd.), a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest
"Company"	Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability
"Directors"	the directors of the Company (excluding the independent non-executive directors)
"EGM"	the extraordinary general meeting of the Company for the approval of, among other things, the Agreements
"Group"	the Company and its subsidiaries
"Guangzhou Baiyun Corporation"	廣州國營白雲農工商聯合公司(Guangzhou Baiyun Agriculture Industry & Commerce Corporation), a wholly-state owned company which holds and owns 10.30% of the total issued share capital of the Company and is currently the second largest shareholder of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive directors namely Mr. Lo Wing Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung
"Independent Shareholders"	Shareholders other than Able Profit Investment Limited and Guangzhou Baiyun Corporation
"Latest Practicable Date"	10 August 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"No. 8 Land"	a piece of land with an aggregate area of approximately 36,370 sq.m. situate at No. 8, Tongbao Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同寶路8號), as more particularly described in the No. 8 Land Use Right Transfer Agreement and the land use right of which is owned by Baiyun Mechanical
"No. 8 Land Use Right Transfer Agreement"	an agreement dated 6 July 2004 entered into between China Refrigeration and Baiyun Mechanical in relation to acquisition of the land use right in the No. 8 Land
"No. 10 Land"	a piece of land with an aggregate area of approximately 39,048 sq.m. situate at No. 10, Tonghe North Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同和北路暫編10號), as more particularly described in the No. 10 Land Use Right Transfer Agreement and the land use right of which is owned by Baiyun Mechanical
"No. 10 Land Use Right Transfer Agreement"	an agreement dated 6 July 2004 entered into between China Refrigeration and Baiyun Mechanical in relation to acquisition of the land use right in the No. 10 Land and the Buildings
"PRC" or "China"	the People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC for the time being
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each of and in the share capital of the Company

"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"sq.m."	square metre

Unless otherwise specified, amounts denominated in RMB have been translated for the purpose of illustration only into Hong Kong dollars in this circular at the following rate:

HK$1.00 : RMB 1.06

No representation is made that any amounts in RMB or HK$ can be or could have been at the relevant dates be converted at the above rates or any other rates at all.

HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 382)

Executive Directors:
LI Yu Jun *(Chairman)*
CHEN Xiao Shi
LIANG Wei Wen
HUANG Wei Hua

Non-Executive Directors:
ZHANG Xin Hua
CHEN Yu Hang

Independent Non-Executive Directors:
LO Wing Sang, Vincent
CHAN Wai Dune
LAM Ming Yung

Registered Office:
Rooms 2802-04,
28th Floor,
Harbour Centre,
25 Harbour Road,
Wanchai,
Hong Kong

13 August, 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

1. INTRODUCTION

On 8 July 2004, the Board announced that on 6 July 2004, China Refrigeration, a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest, had entered into (i) the No. 8 Land Use Right Transfer Agreement with Baiyun Mechanical in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to the No. 8 Land for a consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83); and (ii) the No. 10 Land Use Right Transfer Agreement with Baiyun Mechanical in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to the No. 10 Land and the Buildings situate on the same for an aggregate consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64).

Baiyun Mechanical is a wholly-owned subsidiary of Guangzhou Baiyun Corporation which in turn held and owned 10.30% of the total issued share capital of the Company as at the Latest Practicable Date and is currently the second largest shareholder of the Company. Baiyun Mechanical is hence an Associate of Guangzhou Baiyun Corporation and a connected person of the Company for the purposes of the Listing Rules. Therefore, any transactions between China Refrigeration and Baiyun Mechanical constitute connected transactions under Chapter 14A of the Listing Rules. The transactions contemplated under the No. 8 Land Use Right Transfer

Agreement and the No. 10 Land Use Right Transfer Agreement constitute connected transactions under Chapter 14A and discloseable transactions under Chapter 14 of the Listing Rules. Such discloseable and connected transactions are subject to Independent Shareholders' approval at EGM.

The purpose of this circular is (i) to give you further information relating to the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement; (ii) to set out the recommendation of the Independent Board Committee in this respect; (iii) to set out the letter of advice from Dao Heng Securities Limited; (iv) to set out the valuation report prepared by Vigers Appraisal & Consulting Limited; and (v) to seek your approval at the EGM of the ordinary resolution referred to herein.

2. NO. 8 LAND USE RIGHT TRANSFER AGREEMENT

Date of agreement

6 July 2004

Parties to agreement

Vendor	:	Baiyun Mechanical
Purchaser	:	China Refrigeration

Asset to be acquired

The asset is the land use right in the No. 8 Land.

According to the PRC legal adviser, Baiyun Mechanical was permitted by Guangzhou Real Estate Administration Bureau to use a land with a total site area of approximately 143,660 sq.m. amid Shahe Tong, Xianggang Shan, Yantang Gang and Dongyuan Chun (the "Permitted Land") pursuant to《同意使用土地通知書》. The No.8 Land, which has a site area of approximately 36,370 sq.m., is located in the Permitted Land. The Permitted Land is of allocative in nature for factory, technical institute and staff quarter uses. The maximum term of the land use rights for industrial land is 50 years.

It is advised by the PRC legal adviser that the land use right of the No.8 Land is vested in Baiyun Mechanical. However, as Baiyun Mechanical has not completed the procedure of compensation as assignment, the No.8 Land at present is allocative in nature.

The PRC legal adviser also advises that as the land use right of the No.8 Land is vested in Baiyun Mechanical, Baiyun Mechanical has the right to transfer such land use right to China Refrigeration. However, given the allocative nature of the No. 8 Land, pursuant to the PRC laws and regulations, Baiyun Mechanical can only transfer this land use right to China Refrigeration upon payment of compensation as assignment and fully settling the land grant fee to The State Administration for Land and Buildings of Guangzhou City.

As advised by Vigers Appraisal & Consulting Limited, the estimated land grant fee of the No.8 Land is approximately at RMB2,000,000, which is based on the Direct Comparison Approach which makes reference to the standard land price published by the Government of Guangzhou City and those sales evidence as available in the locality.

The land grant fee, which has not been settled as at the Latest Practicable Date, shall be settled by Baiyun Mechanical within 15 days upon receipt of the first instalment of RMB10,281,653.52 from China Refrigeration. In the event the actual land grant fee of the No.8 Land exceeds RMB2,000,000, such additional sum shall be borne by Baiyun Mechanical, while the consideration and payment terms of the No.8 Land Use Right Transfer Agreement shall remain unchanged. Thereafter, the real estate ownership certificate in relation to the No.8 Land will be issued to China Refrigeration.

It is further advised by the PRC legal adviser that as the land use right of No. 8 Land is vested in Baiyun Mechanical, China Refrigeration can only acquire it from Baiyun Mechanical, but not from the PRC government or any other third parties pursuant to the PRC laws and regulations.

The acquisition of the No. 8 Land is carried out prior to the application for and receipt of the relevant real estate ownership certificate by Baiyun Mechanical. This is because according to the PRC legal adviser, the real estate ownership certificate in relation to the No. 8 Land will not be issued unless the land use right and the building ownership are vested in the same person.

Vigers Appraisal & Consulting Limited has assigned no commercial value to No.8 Land in its valuation report due to the absence of a real estate ownership certificate in grant nature. On the basis of certain assumptions as set out in the valuation report prepared by Vigers Appraisal & Consulting Limited, the open market value of the asset for indicative purpose was RMB26,000,000.00 (equivalent to approximately HK$24,528,301.88) as at 31 May, 2004. The directors of Baiyun Mechanical confirmed to the Company that the No.8 Land was first acquired in around 1960 and the costs and other expenditures incurred in acquisition of the land use right in the No. 8 Land were approximately RMB11,440,000.00 (equivalent to approximately HK$10,792,452.83).

Consideration

The consideration for the land use right acquisition of the No. 8 Land of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) was arrived at after arm's length negotiations between the parties thereto and on normal commercial terms. The consideration was agreed by reference to the above valuation (i.e. RMB26,000,000.00 (equivalent to approximately HK$24,528,301.88) by Vigers Appraisal & Consulting Limited on the basis of certain assumptions as set out in its valuation report. As such, the Directors consider that such consideration to be fair and reasonable and the acquisition is in the best interests of the Company and the Shareholders as a whole.

Payment terms

The consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) shall be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical in the following manner:

1. RMB10,281,653.52 (of which approximately RMB4,148,000.00 would be used to settle the land grant fees of the No. 8 Land and No. 10 Land) shall be paid within 3 working days after the No. 8 Land Use Right Transfer Agreement has become effective;

2. RMB7,711,240.14 shall be paid within 3 working days after Baiyun Mechanical has (i) issued a power of attorney authorizing an officer of Baiyun Mechanical to undergo the procedures for transfer and (ii) provided a copy of the power of attorney to China Refrigeration;

3. RMB6,426,033.45 shall be paid within 3 working days after the relevant real property department has accepted the application for transfer in the land use right of the No. 8 Land; and

4. RMB1,285,206.69 shall be paid within 3 working days after the procedures for the transfer have been completed and the relevant state land use right certificate or real estate ownership certificate in the name of China Refrigeration has been obtained by China Refrigeration.

The payment terms are commercial decisions arrived at by China Refrigeration and Baiyun Mechanical through mutual negotiations.

The Directors consider that the Group has sufficient internal resources to satisfy the above consideration.

Conditions

The No. 8 Land Use Right Transfer Agreement shall become effective upon the passing of a resolution at the EGM approving the No. 8 Land Use Right Transfer Agreement by the Independent Shareholders.

Other essential terms

Several clauses have been provided in the No.8 Land Use Right Agreement to protect the interests of China Refrigeration, which include, inter alia:-

(i) the warranties by Baiyun Mechanical to carry out all necessary procedures, including the payment of any compensation as assignment, in order that there will be no legal obstacle in the transfer of the land use rights of the No.8 Land from Baiyun Mechanical to China Refrigeration; and

(ii) the refund of any consideration paid and the payment of penalty at 30% of the total consideration by Baiyun Mechanical in the event that Baiyun Mechanical does not transfer the whole of the land use rights of the No.8 Land to China Refrigeration within one year from the effective date of the No.8 Land Use Right Transfer Agreement.

3. NO. 10 LAND USE RIGHT TRANSFER AGREEMENT

Date of agreement

6 July 2004

Parties to agreement

Vendor	:	Baiyun Mechanical
Purchaser	:	China Refrigeration

Assets to be acquired

The assets comprise the land use right in the No. 10 Land and the Buildings.

According to the PRC legal adviser, Baiyun Mechanical was permitted by Guangzhou Real Estate Administration Bureau to use a land with a total site area of approximately 143,660 sq.m. amid Shahe Tong, Xianggang Shan, Yantang Gang and Dongyuan Chun (the "Permitted Land") pursuant to《同意使用土地通知書》. The No.10 Land and the Buildings, which has a site area of approximately 39,048.18 sq.m., is located in the Permitted Land. The Permitted Land is of allocative in nature for factory, technical institute and staff quarter uses. The maximum term of the land use rights for industrial land is 50 years.

According to a Real Estate Ownership Certificate (Document No.: Hui Fang Di Zheng Zi No.0566404), the land use right of the No.10 Land is vested in Baiyun Mechanical. However, as Baiyun Mechanical has not completed the procedure of compensation as assignment, the No.10 Land at present is allocative in nature.

It is advised by the PRC legal adviser that since the land use right of the No.10 Land is vested in Baiyun Mechanical, Baiyun Mechanical has the right to transfer such land use right to China Refrigeration. However, given the allocative nature of the No.10 Land, pursuant to the PRC laws and regulations, Baiyun Mechanical can only transfer this land use right to China Refrigeration upon payment of compensation as assignment and fully settling the land grant fee to The State Administration for Land and Buildings of Guangzhou City.

As advised by Vigers Appraisal & Consulting Limited, the estimated land grant fee of the No.10 Land is approximately at RMB2,148,000, which is based on the Direct Comparison Approach which makes reference to the standard land price published by the Government of Guangzhou City and those sales evidence as available in the locality.

The land grant fee, which has not been settled as at the Latest Practicable Date, shall be settled by Baiyun Mechanical within 15 days upon receipt of the first instalment of RMB10,281,653.52 from China Refrigeration. In the event the actual land grant fee exceeds RMB2,148,000, such additional sum shall be borne by Baiyun Mechanical, while the consideration of the No.10 Land Use Right Agreement shall remain unchanged.

It is further advised by the PRC legal adviser that as the land use right of the No.10 Land is vested in Baiyun Mechanical, China Refrigeration can only acquire it from Baiyun Mechanical, but not from the PRC government or any other third parties pursuant to the PRC laws and regulations.

Vigers Appraisal & Consulting Limited has assigned no commercial value to No.10 Land and the Buildings in the valuation report due to the absence of a real estate ownership certificate in grant nature. On the basis of certain assumptions as set out in the valuation report prepared by Vigers Appraisal & Consulting Limited, the open market value of the land use right in the No.10 Land and the Buildings for indicative purpose was RMB28,000,000.00 (equivalent to approximately HK$26,415,094.33) and RMB9,000,000.00 (equivalent to approximately HK$8,490,566.04) respectively as at 31 May, 2004. The directors of Baiyun Mechanical confirmed to the Company (i) that the No.10 Land was first acquired in around 1960 and the costs and other expenditures incurred in acquisition of the land use right in the No. 10 Land were approximately RMB6,796,000.00 (equivalent to approximately HK$6,411,320.75) and (ii) that the Buildings was constructed during the period between 1974 and 1996 and the costs and other expenditures incurred in construction of the Buildings were approximately RMB16,278,000.00 (equivalent to approximately HK$15,356,603.77).

Consideration

The consideration for the land use right acquisition of the No. 10 Land of RMB27,596,783.50 (equivalent to approximately HK$26,034,701.41) and the consideration for the acquisition of the Buildings of RMB1,000,000.00 (equivalent to approximately HK$943,396.23) was arrived at after arm's length negotiations between the parties thereto and on normal commercial terms. The consideration of the No. 10 Land was agreed by reference to the above valuation (i.e. RMB28,000,000.00 (equivalent to approximately HK$26,415,094.33) for the No.10 Land and RMB9,000,000.00 (equivalent to approximately HK$8,490,566.04) for the Buildings) by Vigers Appraisal & Consulting Limited on the basis of certain assumptions as set out in its valuation report. As such, the Directors consider that such consideration to be fair and reasonable and the acquisition is in the best interests of the Company and the Shareholders as a whole. The Directors consider that the Group has sufficient internal resources to satisfy the above consideration.

Payment terms

The consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64) shall be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical within 30 days after (i) the real estate ownership certificate(s) of the buildings situate on the No. 8 Land in the name of China Refrigeration have been delivered to China Refrigeration, (ii) the transfer of the land use right in the No. 10 Land and the Buildings has been registered and (iii) the real estate ownership certificate of the Buildings in the name of China Refrigeration has been delivered to China Refrigeration.

Whilst the cash balance of the Group will be decreased as a result of settlement of the consideration, the land use rights of the No.8 Land and the No.10 Land and the Buildings will be recorded as the Group's fixed assets after acquisition. Therefore, the acquisition will have the effects of increasing the Group's long term assets and decreasing its current assets. Apart from the above, there will be no material changes to the Group's balance sheet and net asset value as a result of the acquisition. Thus, the Directors consider that the acquisitions of the No. 8 Land and the No. 10 Land and the Buildings will not have material effect on the assets and liabilities of the Group.

The Directors further consider that the acquisitions of the No. 8 Land and the No. 10 Land and the Buildings will not have material effect on the earnings of the Group. This is because China Refrigeration is currently renting the No. 8 Land, part of the No. 10 Land and part of the Buildings from Baiyun Mechanical. The current annual rental for the No. 8 Land is approximately RMB2,009,000 while that of the portion of the No. 10 Land and the Buildings rented by China Refrigeration is approximately RMB774,800. Upon completion of the No.8 Land Use Agreement and the No.10 Land Use Agreement, China Refrigeration will not be required to incur such rental expenses, resulting in an annual saving of approximately RMB2,783,800. On the other hand, depreciation will be provided on the land use rights and the Buildings after the acquisition. Assuming that land use rights of 50 years will be granted for both the No. 8 Land and the No. 10 Land and the Buildings are to be depreciated over a period of thirty years according to the Group's depreciation policy, the annual depreciation associated with the acquisition will be approximately RMB1.1 million, which is the sum of 2% on RMB25,704,133.80 and RMB27,596,783.50 and 3.33% on RMB1,000,000. However, it should be noted that this amount of depreciation is calculated here for illustrative purpose only and the actual amount of depreciation to be charged to the Group's profit and loss account in the future can only be determined after a statutory audit is carried out by the Company's auditors.

Conditions

The No. 10 Land Use Right Transfer Agreement shall become effective upon the passing of a resolution at the EGM approving the No. 10 Land Use Right Transfer Agreement by the Independent Shareholders.

Other essential terms

Several clauses have been provided in the No.10 Land Use Right Agreement to protect the interests of China Refrigeration, which include, inter alia:–

(i) the warranties by Baiyun Mechanical to carry out all necessary procedures, including the payment of any compensation as assignment, in order that there will be no legal obstacle in the transfer of the land use rights of the No.10 Land and the Buildings from Baiyun Mechanical to China Refrigeration; and

(ii) the refund of any consideration paid and the payment of penalty at 30% of the total consideration by Baiyun Mechanical in the event that Baiyun Mechanical does not transfer the whole of the land use rights of the No.10 Land and the Buildings to China Refrigeration within one year from the effective date of the No. 10 Land Use Right Transfer Agreement.

4. COMPLETION

Completion of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement is expected to take place within one year after the effective dates of the respective Agreements.

5. REASONS FOR AND BENEFITS OF THE ACQUISITIONS

5.1 Land use right in the No. 8 Land

China Refrigeration has since 1985 rented the No. 8 Land from Baiyun Mechanical as a production base with no right to renew the tenancy. The tenancy will expire on 25 March 2005. The current annual rental is approximately RMB2,009,000. The Group has constructed a production base including the factories, warehouses and office buildings on the No. 8 Land. In order to guarantee the continuous use of the No. 8 Land and its continuous operation, and therefore, to secure the stable revenue income, the Directors consider that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 8 Land.

5.2 Land use right in the No. 10 Land and the Buildings

China Refrigeration has since August 1996 rented part of the No. 10 Land of approximately 128 sq.m. and part of the Buildings of approximately 4,571.40 sq.m. from Baiyun Mechanical as offices and warehouses with no right to renew the tenancy. The expiry dates of the relevant tenancies are 25 March 2005 and 31 July 2006 respectively. The current annual aggregate rental is approximately RMB774,800. In order to guarantee the continuous use of the No. 10 Land and the Buildings and feasibility of future expansion of production base in the No. 10 Land (being adjacent to the No. 8 Land), and therefore, further increase in revenue and assets, the Directors consider that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 10 Land and the Buildings.

6. CONNECTION BETWEEN THE PARTIES IN THE TRANSACTIONS

China Refrigeration is a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest.

Baiyun Mechanical is a wholly-owned subsidiary of Guangzhou Baiyun Corporation which in turn held and owned 10.30% of the total issued share capital of the Company as at the date of the Latest Practicable Date and is currently the second largest shareholder of the Company. Baiyun Mechanical is hence an Associate of Guangzhou Baiyun Corporation and a connected person of the Company for the purposes of the Listing Rules.

Therefore, any transactions between China Refrigeration and Baiyun Mechanical constitute connected transactions under Chapter 14A of the Listing Rules. The transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement constitute connected transactions under Chapter 14A and discloseable transactions under Chapter 14 of the Listing Rules. Such discloseable and connected transactions are subject to Independent Shareholders' approval at EGM.

7. INFORMATION ABOUT THE COMPANY

The Company is an investment holding company, the shares of which are listed on the Main Board of the Stock Exchange. The Company and its subsidiaries are principally engaged in the manufacture and sale of electrical appliances, which include refrigerators, air-conditioners and mini-refrigerators, etc., which are sold under the ***HUALING*** brand name in the PRC.

8. INFORMATION ABOUT BAIYUN MECHANICAL

Baiyun Mechanical is a wholly-owned subsidiary of Guangzhou Baiyun Corporation which in turn holds and owns 10.30% of the total issued share capital of the Company as at the Latest Practicable Date and is currently the second largest shareholder of the Company. The scope of business of Baiyun Mechanical includes the manufacture, installation and maintenance of conveyers, stainless steel products, electrotherapy instruments, interior decoration and installation of air-conditioners.

9. EXTRAORDINARY GENERAL MEETING

The Directors have resolved to convene the EGM to consider and, if thought fit by the Independent Shareholders, to approve the transactions contemplated under the No.8 Land Use Right Transfer Agreement and the No.10 Land Use Right Transfer Agreement. Notice of the EGM is set out on page 35 of this circular. Whether or not you are able to attend and vote at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Rooms 2802-04, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be). Completion and return of the accompanying proxy form will not preclude you from subsequently attending and voting at the EGM or any adjourned meetings should you so wish.

10. RECOMMENDATION

An Independent Board Committee comprising independent non-executive directors of the Company has been appointed to advise the Independent Shareholders in respect of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement. Dao Heng Securities Limited has been appointed as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the same. In addition, Z & T Law Firm has been appointed as PRC legal adviser to advise the Company in respect of the legal issues relating to PRC laws and regulations. Finally, Vigers Appraisal & Consulting Limited has also been appointed to prepare a valuation report (i) on the value of the land use right of the No. 8 Land; and (ii) on the value of the land use right of the No. 10 Land and the Buildings for the Independent Board Committee's consideration.

After taking into account the reasons for and benefits of the acquisitions, the relevant terms of the Agreements, the opinion of Dao Heng Securities Limited and the valuation report prepared by Vigers Appraisal & Consulting Limited, the Independent Board Committee considers that the transactions contemplated under the No. 8 Land Use Right Transfer

Agreement and the No. 10 Land Use Right Transfer Agreement are fair and reasonable as far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement.

All connected persons or shareholders with a material interest in the transaction and its Associates shall abstain from voting in approving the transactions contemplated under the No.8 Land Use Right Transfer Agreement and the No.10 Land Use Right Transfer Agreement.

As at the Latest Practicable Date, Able Profit Investment Limited and Guangzhou Baiyun Corporation respectively holding 42.36% and 10.30% of the total issued share capital and their respective Associates will abstain from voting at the EGM to approve the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement.

The resolution to be proposed at the EGM will be decided by way of a poll.

The Company will publish an announcement on the results of the EGM on the business day following the EGM with respect to whether or not the resolution set out in this circular has been passed by the Independent Shareholders.

11. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee, the letter of advice from Dao Heng Securities Limited and the valuation report prepared by Vigers Appraisal & Consulting Limited, and information set out in the appendix to this circular.

Yours faithfully,
By Order of the Board
Hualing Holdings Limited
Li Yu Jun
Chairman

HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 382)

Independent Board Committee:
Mr. Lo Wing Sang, Vincent
Mr. Chan Wai Dune
Mr. Lam Ming Yung

Registered Office:
Rooms 2802-04,
28th Floor,
Harbour Centre,
25 Harbour Road,
Wanchai,
Hong Kong

13 August 2004

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

We refer to this circular dated 13 August 2004 issued by the Company to its Shareholders, of which this letter forms part. Unless the context otherwise requires, terms defined in this circular shall have the same meanings when used in this letter.

As the Independent Board Committee, we have been appointed to advise the Independent Shareholders as to whether, in our opinion, the entering into of the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement is in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable so far as the Independent Shareholders are concerned. In addition, Dao Heng Securities Limited and Z & T Law Firm have been respectively appointed as independent financial adviser and PRC legal adviser to advise us in relation to the same. Vigers Appraisal & Consulting Limited has also been appointed as independent valuer to prepare a valuation report (i) on the value of the land use right of the No. 8 Land; and (ii) on the value of the land use right of the No. 10 Land and the Buildings.

We wish to draw your attention to (i) the letters of advice from Dao Heng Securities Limited as set out on page 16 of this circular; (ii) the valuation report prepared by Vigers Appraisal & Consulting Limited as set out on page 22 of this circular; and (iii) the letter from the Board on page 4 of this circular, which set out information relating to, and the reasons for and benefits of the relevant acquisitions.

As the Company's independent directors, we have discussed with the management of the Company the reasons for and benefits of the relevant acquisitions and the basis upon which their terms have been determined. We have considered the valuation report prepared by Vigers Appraisal & Consulting Limited as set out on page 22 of this circular. We have also considered the factors and reasons considered by, and the opinions and recommendations of, Dao Heng

Securities Limited as set out on page 16 of this circular. We concur with the view of Dao Heng Securities Limited that the entering into of the transactions contemplated under the Agreements is in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable as far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the transactions contemplated under the No. 8 Land Use Right Transfer Agreement and the No. 10 Land Use Right Transfer Agreement to be proposed at the EGM.

Yours faithfully,
The Independent Board Committee of Hualing Holdings Limited
Mr. Lo Wing Sang, Vincent
Mr. Chan Wai Dune
Mr. Lam Ming Yung

Set out below is the text of the letter of advice from Dao Heng Securities Limited to the Independent Board Committee and the Independent Shareholders in connection with the Agreements prepared for inclusion in this circular.

道亨證券有限公司
DaoHengSecurities Ltd.

13 August, 2004

The Independent Board Committee and
the Independent Shareholders
Hualing Holdings Limited
Rooms 2802-04, 28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS
ACQUISITION OF LAND USE RIGHTS AND BUILDINGS
FROM BAIYUN MECHANICAL

We refer to our engagement to advise the Independent Board Committee and the Independent Shareholders in relation to the transactions contemplated under the Agreements, details of which are set out in the letter from the Board in a circular dated 13 August 2004 to the Shareholders (the "Circular"), of which this letter forms a part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

The transactions contemplated under the Agreements constitute discloseable transactions of the Company under the Listing Rules. Moreover, Baiyun Mechanical, the vendor under the Agreements, is a wholly-owned subsidiary of Guangzhou Baiyun Corporation, which in turn held and owned 10.30% of the issued share capital of the Company at the time the transactions took place. Accordingly, Baiyun Mechanical is an Associate of Guangzhou Baiyun Corporation and a connected person of the Company and the transactions contemplated under the Agreements also constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Therefore, the Agreements are subject to the approval of the Independent Shareholders at the EGM.

Our role as the independent financial adviser to the Independent Board Committee and the Independent Shareholders is to give our opinion as to whether the Agreements and the transactions contemplated under them are in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

In formulating our recommendations, we have relied on the accuracy of the information and representations contained in the Circular and as provided to us by the Directors. We have assumed that all information and representations made or referred to in the Circular and all information and representations which have been provided by the Directors, are true and accurate in all material respects and that all expectations and intentions of the Company or the Directors will be met or carried out as the case may be. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and referred to in the Circular, and we have been advised by the Directors that no material facts have been omitted from the information provided to us and referred to in the Circular. We consider that we have reviewed sufficient information to reach an informed view. We have not, however, conducted any form of independent investigation into the businesses and affairs or the financial position or the future prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion on the Agreements, we have considered the following principal factors and reasons:

Reasons for the acquisition

As stated in the "Letter from the Board", China Refrigeration's production base, which includes various factories, warehouses and office buildings, is situated on the No. 8 Land, the land use right of which has been rented from Baiyun Mechanical since 1985. China Refrigeration is a sino-foreign joint venture established in the PRC on 25 March 1985. The term of the joint venture is 20 years, which started on 25 March 1985 and will be ending on 25 March 2005. The Company and Guangzhou Baiyun Corporation, the holding company of Baiyun Mechanical, had contributed 95% and 2% respectively of the registered capital of China Refrigeration. Pursuant to the joint venture agreement dated 12 February 1985 and a supplemental agreement dated 9 October 1991, it was agreed that part of Guangzhou Baiyun Corporation's capital contribution would be satisfied by the first five years of land use right of No. 8 Land. After these first five years, the rental for the No. 8 Land would be agreed between Guangzhou Baiyun Corporation and China Refrigeration with rental increment within a range of 25% allowed every five years. The term of the joint venture will end on 25 March 2005 and in order to guarantee the continuous use of the No. 8 Land and the continuous operation of the production base, the Directors consider that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 8 Land.

Apart from the No. 8 Land, China Refrigeration has rented part of the No. 10 Land of approximately 128 sq.m. and part of the Buildings of approximately 4,571.40 sq.m. from Baiyun Mechanical as offices and warehouses. The No. 10 Land is adjacent to the No. 8 Land. The tenancies of these land and buildings will expire on 25 March 2005 and 31 July 2006. In order to guarantee the continuous use of these parts of the No. 10 Land and the Buildings and the feasibility of future expansion of production base in the No. 10 Land, the Directors consider that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 10 Land and the Buildings.

The principal activities of the Group are the manufacture and sale of refrigerators and air-conditioners under the HUALING brand name. The business activities of China Refrigeration stated in its business licence are the manufacture, processing, resembling and sale of refrigerators and related parts. For each of two years ended 31 December 2003, the Group's audited turnover derived from the refrigerator business was approximately HK$515.9 million and HK$567.7 million respectively, representing approximately 40.9% and 36.1% respectively of the corresponding year's total turnover. Based on the accounts of China Refrigeration audited by PRC certified public accountants, its turnover was approximately RMB365.7 million (equivalent to HK$345.0 million) and RMB403.1 million (equivalent to HK$380.3 million) respectively for each of the two years ended 31 December 2003. Therefore, the operation of China Refrigeration represents a significant part of the Group's businesses and the continuous operation of its production base, and thus the continuous use of the No. 8 Land, part of the No. 10 Land and part of the Buildings, is important to the Group. Alternative such as relocation of the production base may not be advantageous to the Group since such action will hinder the operation of the Group for a period of time and will generate considerable amount of relocation expenses. The proximity of the No. 10 Land to the No. 8 Land will also allow further expansion of the production base of China Refrigeration if needed. Accordingly, subject to the fairness of the terms of the acquisition, which we shall consider below, we concur with the Directors' view that it is in the interests of the Company and the Shareholders as a whole to purchase the land use right in the No. 8 Land, the land use right in the No. 10 Land and the Buildings.

Consideration

Below is a summary of the consideration for the land use right of No. 8 Land, the land use right of the No. 10 Land and the Buildings and the open market value of these properties, on the basis of certain assumptions, as at 31 May 2004 assessed by Vigers Appraisal & Consulting Limited ("Vigers"), the valuation report of which is contained in the Circular.

	Consideration under the Agreements *RMB*	**Open market value assessed by Vigers** *RMB*
The No. 8 Land	25,704,133.80	26,000,000
The No. 10 Land	27,596,783.50	28,000,000
The Buildings	1,000,000.00	9,000,000

The Directors confirmed that all the consideration for the land use right of the No. 8 Land, the land use right of the No. 10 Land and the Buildings was arrived at after arm's length negotiations between Baiyun Mechanical and China Refrigeration and was on normal commercial terms. In addition, the consideration for the land use rights of both the No. 8 Land and the No. 10 Land was agreed by reference to the valuation assessed by Vigers.

We have reviewed the property valuation report prepared by Vigers. We understand that Vigers has carried out site inspection of the properties and has obtained PRC legal opinion on the titles of the properties. In its valuation of the land portion of the properties, reference has been made to the standard land price in Guangzhou City and the sales evidence available to it in the locality. In respect of the building portion of the properties where no known market is available for comparison, they have been valued on the basis of their depreciated replacement costs. Furthermore, Mr. Raymond Ho Kai Kwong is a Registered Professional Surveyor who has over ten years of experience in the valuation of properties in the PRC. Based on the above, we have no reason to doubt the fairness and appropriateness of the valuation of the land use right of the No. 8 Land, the land use right of the No. 10 Land and the Buildings prepared by Vigers.

We understand from the property valuation report prepared by Vigers that it has assigned no commercial value to the land use right of the No. 8 Land, the land use right of the No. 10 Land and the Buildings on the ground that the land is allocative in nature and there is absence of a real estate ownership certificate in grant nature. According to the PRC legal adviser, the land use rights of both the No. 8 Land and the No. 10 Land are vested in Baiyun Mechanical and China Refrigeration should only acquire the land use rights from Baiyun Mechanical but not any other parties including the PRC Government. Moreover, the acquisition of the No. 8 Land will be carried out prior to the application and receipt of the relevant real estate ownership certificate by Baiyun Mechanical because Baiyun Mechanical only owns the land use right but not the buildings situated on it, which are the properties of the Group. In the circumstance, a real estate ownership certificate in relation to the No. 8 Land will not be issued to Baiyun Mechanical according to the PRC legal adviser. Furthermore, given the allocative nature of these two pieces of land, Baiyun Mechanical can only transfer the land use rights upon payment of compensation as assignment and fully settling the land grant fee to 廣州市國有土地資源及房屋管理局 (The State Administration for Land and Buildings of Guangzhou City). Afterwards, Baiyun Mechanical can transfer the land use rights to other parties. The Directors understand from the PRC legal adviser that the processing time varies from case to case. Assuming, amongst others, the granting of a real estate ownership certificate in grant nature, Vigers assessed the market value of the No. 8 Land, the No. 10 Land and the Buildings as stated in the summary above.

As stated in the letter from the Board, the consideration for the land use right acquisition of the No. 8 Land of RMB25,704,133.80 (equivalent to approximately HK$24.2 million) will be payable to Baiyun Mechanical in four instalments, of which the first three instalments of an aggregate RMB24,418,927.11 will be payable at various stages during the process of transfer of the land use right of the No. 8 Land while the last instalment of RMB1,285,206.69 will be payable after completion of the transfer. On the other hand, the whole consideration for the land use right of the No. 10 Land and the Buildings of RMB28,596,783.50 will be payable after, amongst others, the transfer of the land use right in the No. 10 Land and the Buildings has been registered. While it is always the most advantageous to a buyer in any transaction if the whole consideration is to be paid at completion, it is not uncommon that in many cases, consideration is paid in stages with initial instalment(s) being regarded as deposit(s). We understand from the Directors that these payment terms are the results of commercial negotiation between the Company and Baiyun Mechanical. Baiyun Mechanical will use part of the initial proceeds received from the No. 8 Land Use Right Transfer Agreement for the settlement of the land grant fees of approximately RMB4,148,000 for the No. 8 Land and the No. 10 Land. In order to give assurance to China Refrigeration on the performance by Baiyun Mechanical under the Agreements and in respect of the above-mentioned "temporary" defects in the titles of the No. 8 Land, the No. 10 Land and the Buildings, relevant clauses have been

provided in the Agreements to protect the interests of China Refrigeration, which include, amongst others:

(i) the warranties by Baiyun Mechanical to carry out all necessary procedures, including the payment of any compensation as assignment, in order that there will be no legal obstacle in the transfer of the land use rights of both the No. 8 Land and the No. 10 Land and the Buildings from Baiyun Mechanical to China Refrigeration; and

(ii) the refund of any consideration paid and the payment of penalty at 30% of the total consideration by Baiyun Mechanical in the event that Baiyun Mechanical does not transfer the whole of the land use rights of the No. 8 Land and the No. 10 Land and the Buildings to China Refrigeration.

Based on the above analysis, we are of the opinion that the consideration for the land use rights of the No. 8 Land and the No. 10 Land and the Buildings is fair and reasonable.

Financial effects of the acquisition

Effect on financial positions of the Group

The total consideration of RMB54,300,917.30 (equivalent to approximately HK$51.2 million) will be satisfied by the Group's internal resources and be payable in cash. Based on the latest audited accounts of the Group, the Group had bank balances and cash of approximately HK$132.7 million as at 31 December 2003. In addition, the Company raised net proceeds of approximately HK$77 million in February 2004 through a placing of existing Shares and a subscription of new Shares of 200 million Shares by its controlling shareholders at HK$0.40 per Share. Details of this are contained in the Company's announcement dated 30 January 2004. As stated in the announcement, the proceeds of HK$77 million would be used to increase production capacity of the Group and as general working capital of the Group.

Based on the amount of cash balances of the Group, we are of the opinion that the Group has sufficient internal resources to settle the consideration for the acquisition contemplated under the Agreements.

After acquisition, the land use rights of the No. 8 Land and the No. 10 Land and the Buildings will be recorded as the Group's fixed assets. On the other hand, the cash balance will be decreased as a result of settlement of the consideration. Therefore the acquisition will have the effects of increasing the Group's long term assets and decreasing its current assets. Apart from the above, there will be no material changes to the Group's balance sheet and net asset value as a result of the acquisition.

Effects on earnings

China Refrigeration is currently renting the No. 8 Land, part of the No. 10 Land and part of the Buildings from Baiyun Mechanical. The current annual rental for the No. 8 Land is approximately RMB2,009,000 while that of the portion of the No. 10 Land and the Buildings rented by China Refrigeration is approximately RMB774,800. Upon completion of the Agreements, China Refrigeration will not be required to incur such rental expenses, resulting in an annual saving of approximately RMB2,783,800.

On the other hand, depreciation will be provided on the land use rights and the Buildings after the acquisition. Assuming that land use rights of 50 years will be granted for both the No. 8 Land and the No. 10 Land and the Buildings are to be depreciated over a period of thirty years according to the Group's depreciation policy, the annual depreciation associated with the acquisition will be approximately RMB1.1 million, which is the sum of 2% on RMB25,704,133.80 and RMB27,596,783.50 and 3.33% on RMB1,000,000. However, it should be noted that this amount of depreciation is calculated here for illustrative purpose only and the actual amount of depreciation to be charged to the Group's profit and loss account in the future can only be determined after a statutory audit is carried out by the Company's auditors.

Based on the above analysis, the acquisition of the land use rights of the No. 8 Land and the No. 10 Land and the Buildings will not bring along materially adverse impact on the Group's balance sheet and profit and loss account.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the Agreements are in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM approving the No. 8 Land Use Right Transfer Agreement and the No. 10 and Use Right Transfer Agreement.

Yours faithfully,
For and on behalf of
Dao Heng Securities Limited
Venus Choi **Frankie Yan**
Executive Director *Director*

The following is the text of a letter, summary of valuation and valuation certificates, prepared for the purpose of incorporation in this circular issued by the Company, received from Vigers Appraisal & Consulting Limited, an independent property valuer, in connection with its valuation as at 31 May 2004.

Vigers Appraisal & Consulting Limited
International Asset Consultants
10th Floor, The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong

VIGERS
威格斯

13 August, 2004

The Directors
Hualing Holdings Limited
Rooms 2802-4 on 28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the above property interests of Hualing Holdings Limited (referred hereinafter as "Company") and its subsidiaries (together referred to as the "Group") in the People's Republic of China (the "PRC"), we confirm that we have carried out an inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such properties as at 31 May 2004.

Our valuation is our opinion of the open market value which we would define as intended to mean – "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation assuming:–

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In valuing the property interests which are held by the Group in the PRC, we have adopted a combination of the market and depreciated replacement cost approach in assessing the land portion of the property and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the properties as a whole. In the valuation of the land portion, reference has been made to the standard land price in Guangzhou City and the sales evidence as available to us in the locality. As the nature of the buildings and structures cannot be valued on the basis of open market value, they have therefore been valued on the basis of their depreciated replacement costs. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the properties appraised in accordance with current construction costs for similar properties in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for properties in the absence of a known market based on comparable sales.

Our valuation has been made on the assumption that the owners sell the property interests on the open market in existing states without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

We have been provided with copies of title documents relating to such property interests. We have not, however, searched the original documents to verify ownership or existence of any amendment which does not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions, measurements and areas are approximations.

We have inspected the exterior of the properties and, where possible, the interior of the premises. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures, which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the properties are free from defect.

We have relied to a considerable extent on information provided by the Group and have accepted advice given to us by the Group on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of the property interests in which the Group has a valid interest.

In undertaking our valuation for property interests, we have relied on the legal opinion provided by the Group's PRC legal adviser ("the PRC Legal Opinion").

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all money amounts stated are in Renminbi. The exchange rate used in valuing the property interests in the PRC on 31st May 2004 was HK$1 = RMB 1.06. There has been no significant fluctuation in exchange rates between the above currencies between that date and the date of this letter.

We enclose herewith a summary of valuation and valuation certificates.

Yours faithfully,
For and on behalf of
Vigers Appraisal & Consulting Limited
Raymond Ho Kai Kwong,
Registered Professional Surveyor
MRICS, MHKIS, MSc (e-com)
Executive Director

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc (e-com) has over seventeen years' experience in undertaking valuation of properties in Hong Kong and has over ten years' experience in the valuation of properties in PRC.

SUMMARY OF VALUATION

Property	Open market value in existing state as at 31 May 2004	Open market value on the basis of certain assumptions stated as at 31 May 2004
1. A parcel of industrial land and buildings erected thereon located at Shahe District amid Guangzhou, Guangdong Province, The PRC (Also known as No. 10 Land in the circular)	No commercial value	RMB37,000,000
2. A parcel of land neighboring with Property No. 1 located at, Shahe District amid Guangzhou, Guangdong Province, The PRC. (Also known as No. 8 Land in the circular)	No commercial value	RMB26,000,000
Grand Total:	**Nil**	**RMB63,000,000**

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of Occupancy	Open market value in existing state as at 31 May 2004
1. A parcel of industrial land and buildings erected thereon located at Shahe District amid Guangzhou, Guangdong Province, the PRC (Also known as No. 10 Land in the circular)	The property comprises a parcel of land with a site area of approximately 39,048.18 sq.m. and there are 24 buildings with a total gross floor area of approximately 24,596.15 sq.m. erected thereon. Detail information of the buildings are listed in Note 3. The land use rights of the property is allocative in nature and the tenure of the land is unspecified as factory, office and dormitory uses.	Portion of the property is at present vacant and portion is leased and occupied by tenants for production uses.	No commercial value **Open market value on the basis of certain assumptions stated in Note 5 as at 31 May 2004** RMB37,000,000

Notes:

1. Pursuant to a Real Estate Ownership Certificate (Document No.: Hui Fang Di Zheng Zi No.0566404), the property with a site area of approximately 39,048.18 sq.m. and total gross floor area of approximately 24,651.17 is held by Guangzhou Baiyun Mechanical Industrial Corporation (referred hereinafter as "Baiyun") as factory, office and dormitory uses. However, the land is allocative in nature, the land tenure is unspecified.

2. According to a Notice of Resumption (Document No. <90>Fang Zheng Zi No. 94) issued by Guangzhou Real Estate Administration Bureau dated 21 December 1990, a parcel of land with a total site area of approximately 143,660 sq.m. was requisitioned by the PRC government as State-owned Land for factory, technical institute and dormitory uses whilst the property was included.

3. According to the information provided and inspection, there are 24 buildings erected, detail information of the buildings are listed below:

Property No.	Name of Building	Gross Floor Area (sq.m.)	Year of Completion	No. of Storey
1	Security Department	47.02	1975	2
2	Office Building	1,589.31	1979	5
3	Production Workshop	1,415.44	1988	2
4	Pipe Workshop	556.63	1974	1
5	Hydraulic Pressure Workshop	556.63	1974	1
6	Workshop No. 7	878.64	1974	1
7	Copper Case Workshop	982.91	1974	1
8	Power Room 1	228.52	1990	1
9	Power Room 2	168.90	1975	1
10	Platform Scale	101.18	1987	1
11	Escalator and Workshop	2,501.94	1994	2
12	Engine Building	4,008.30	1989	5
13	Cylinder Workshop	214.53	1990	2
14	Momentum-Compressing Workshop	608.66	1974	1
15	Steel Godown	2,171.40	1974	1
16	Wind Generator Workshop	537.86	1974	1
17	Momentum-Compressing Workshop	729.82	1974	1
18	Heating Treatment Workshop	505.49	1974	1
19	Product Godown	359.15	1974	1
20	Acid Cleaning Workshop	158.78	1974	1
21	Sedan Workshop	4,551.41	1996	1
22	Tongshen Office 1	1,251.11	1996	2
23	Tongshen Office 2	458.67	1996	3
24	Security Guard Room	13.85	N/A	1
	Total	**24,596.15**		

4. We have been provided with a legal opinion on the property title prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (i) Pursuant to 《同意使用土地通知書》 (referred hereinafter as the "Notice"), Guangzhou Real Estate Administration Bureau permitted Baiyun to use a land with a total site area of approximately 143,660 sq.m. amid Shahe Tong, Xianggang Shan, Yantang Gang and Dongyuan Chun (referred hereinafter as the "Permitted Land"). The Permitted Land is of allocative in nature for factory, technical institute and staff quarter uses. Property No.1 and Property No. 2 in this report are located in the Permitted Land.

   (ii) According to a Real Estate Ownership Certificate (Document No.: Hui Fang Di Zheng Zi No.0566404), the property with a site area of approximately 39,048.18 sq.m. is vested in Baiyun. However, Baiyun has not applied for the land use rights by means of compensation as assignment. Thus, the land of the property at present is allocative in nature.

   (iii) The land use rights and the building ownership of the property is in vest in Baiyun.

   (iv) Baiyun shall, keeping with the standards and measures prescribed by the State Council, transfer the land use rights to the other parties upon payment of compensation as assignment and fully settling all the land grant fee.

   (v) According to the Regulation of the PRC, the maximum term of the land use rights for industrial land is 50 years.

5. Based on the above PRC legal opinion, we have assigned no commercial value to Property No. 1 due to absence of a Real Estate Ownership Certificate in grant nature, hence the property cannot be freely transferred, mortgaged or leased in the market until all the assumptions below have been achieved:–

   (i) A Real Estate Ownership Certificate in grant nature was granted by Guangzhou Government to the Group for a term of 50 years commencing from the date of issuance of the said certificate for industrial use;

   (ii) The final site area and gross floor area of the property stated in the certificate mentioned in note (i) above should be 39,048.18 sq.m. and 24,596.15 sq.m. respectively;

   (iii) All land premia, land requisition costs and other costs of ancillary utility services had been settled in full;

   (iv) The design and construction of the buildings were in compliance with the planning regulations and have been approved by the relevant authorities; and

   (v) The property is entitled to be transferred with the residue terms of its land use rights at no extra land premium or other onerous payment payable to any governmental authorities.

   However, for indicative purpose, the open market value of the property as at the date of valuation on the basis of the above assumptions was approximately RMB37,000,000. The value apportioned to the land and building portion of the property was approximately RMB28,000,000 and approximately RMB9,000,000 respectively. The estimated land grant fee for the property is approximately RMB2,148,000. Furthermore, we must stress that if the final information stated in the Real Estate Ownership Certificate including, inter alia, the land use, tenure and site area, was changed, we reserve our right to amend our valuation.

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of Occupancy	Open market value in existing state as at 31 May 2004
2. A parcel of land neighboring with Property No. 1, Shahe District, amid Guangzhou, Guangdong Province, the PRC (Also known as No. 8 Land in the circular)	The property comprises a parcel of land with a site area of approximately 36,370 sq.m. There are currently buildings erected on the site. These buildings are owned and occupied by China Refrigeration Industry Co., Ltd. for production uses. The land use rights of the property is allocative in nature and the tenure of the land is unspecified as factory, office and dormitory uses.	As instructed, we have valued the property as a vacant land.	No commercial value **Open market value on the basis of certain assumptions stated in Note 3 as at 31 May 2004** RMB26,000,000

Notes:

1. According to a Notice of Resumption (Document No. <90> Fang Zheng Zi No.94) issued by Guangzhou Real Estate Management Bureau dated 21 December 1990, a parcel of land with a total site area of approximately 143,660 sq.m. was requisitioned by the PRC government as State-owned Land for factory, technical institute and dormitory uses whilst the property was included.

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:

   (i) Pursuant to 《同意使用土地通知書》 (referred hereinafter as the "Notice"), Guangzhou Real Estate Administration Bureau permitted Baiyun to use a land with a total site area of approximately 143,660 sq.m. amid Shahe Tong, Xianggang Shan, Yantang Gang and Dongyuan Chun (referred hereinafter as the "Permitted Land"). The Permitted Land is of allocative in nature for factory, technical institute and staff quarter uses. Property No. 2 and Property No. 1 in this report are located in the Permitted Land.

   (ii) According to the information given, the property, which has a site area of approximately 36,370 sq.m., is vested in Baiyun. However, Baiyun has not applied for the land use rights by means of compensation as assignment. Thus, the land of the property at present is allocative in nature.

   (iii) The land use rights of the property is in vest in Baiyun.

   (iv) Baiyun shall, keeping with the standards and measures prescribed by the State Council, transfer the land use rights to the other parties upon payment of compensation as assignment and fully settling all the land grant fee; and

   (v) According to the Regulation of the PRC, the maximum term of the land use rights for industrial land is 50 years.

3. Based on the above PRC legal opinion, we have assigned no commercial value to Property No.2 due to absence of a Real Estate Ownership Certificate in grant nature, hence the property cannot be freely transferred, mortgaged or leased in the market until all the assumptions below have been achieved:–

   (i) A Real Estate Ownership Certificate in grant nature was granted by Guangzhou Government to the Group for a term of 50 years commencing from the date of issuance of the said certificate for industrial use;

   (ii) The final site area of the property stated in the certificate mentioned in note (i) above should be 36,370 sq.m.;

   (iii) All land premia, land requisition costs and other costs of ancillary utility services had been settled in full; and

   (iv) The property is entitled to be transferred with the residue terms of its land use rights at no extra land premium or other onerous payment payable to any governmental authorities.

   However, for indicative purpose, the open market value of the property as at the date of valuation on the basis of the above assumptions was approximately RMB26,000,000. The estimated land grant fee for the property is approximately RMB2,000,000. Furthermore, we must stress that if the final information stated in the Real Estate Ownership Certificate including, inter alia, the land use, tenure and site area, was changed, we reserve our rights to amend our valuation.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTEREST

As at the Latest Practicable Date:

(a) none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange;

(b) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2003, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group; and

(c) none of the Directors or experts had any direct or indirect interest in any assets which had since 31 December 2003, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of Substantial Shareholder of the Company	Number of shares	Percentage of shareholding
Guangzhou International Group Co., Limited ("GIG")* 廣州國際集團有限公司 (「廣州國際」)*	670,076,808**	42.36%
Able Profit Investment Limited ("AP")*	670,076,808**	42.36%
Guangzhou Baiyun Agriculture Industry & Commerce Corporation 廣州國營白雲農工商聯合公司	162,960,000	10.30%

* As part of reorganisation of Guangzhou Municipal Government ("GMG"), the aggregate shares of the Company held by Guangzhou International Trust & Investment Corporation ("GZITIC") were transferred to AP. After the transfer, AP's immediate holdings company, GIG, became the largest shareholder of the Company. The Company was informed by GZITIC and GIG on 29th May 2003 that the transfer had been completed by 29th May 2003.

** 670,076,808 shares were pledged as share mortgage in exchange for a loan facility of US$20,000,000 to GIG and were registered under the name of Bright Asia Assets Ltd., a nominee shareholder of the lender.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular and the annual report of the Company dated 22 April 2004, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003, the date to which the latest audited financial statements of the Group were made up.

5. LITIGATION

No member of the Group is engaged in any litigation or arbitration or claim of material importance and there is no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

6. CONSENTS OF EXPERTS

The following experts have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters and references to their names in the form and context in which they respectively appear:

Names	Qualifications
Dao Heng Securities Limited	Independent financial adviser and a licensed corporation to carry out types 1, 4, 6, 7 and 9 regulated activities under the SFO
Vigers Appraisal & Consulting Limited	Professional property valuers and surveyors
Z & T Law Firm	Qualified PRC lawyer

The above experts are not beneficially interested in the share capital of any member of the Group nor do they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

8. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to article 68 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), a poll may be demanded by:–

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote at the meeting; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

9. MISCELLANEOUS

(a) The qualified accountant of the Company is Ms. Po Yuen Ling, FCCA AHKSA.

(b) The secretary of the Company is Mr. Wong Hon Sum, FCCA FHKSA.

(c) The share registrar of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Livasiri & Co, at Suite 1913, 19/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 3 September 2004 and at the EGM:

(a) the No. 8 Land Use Right Transfer Agreement;

(b) the No. 10 Land Use Right Transfer Agreement;

(c) the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(d) the letter of advice from Dao Heng Securities Limited as set out in this circular;

(e) valuation report prepared by Vigers Appraisal & Consulting Limited; and

(f) the written consents from Dao Heng Securities Limited, Vigers Appraisal & Consulting Limited and Z & T Law Firm referred to in paragraph 6 of this appendix.

HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 382)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hualing Holdings Limited ("the Company") will be held at Board Room 3-4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on 3 September 2004 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

"**THAT**:

(1) a conditional land use right transfer agreement dated 6 July 2004 ("No. 8 Land Use Right Transfer Agreement") and made between中國雪櫃實業有限公司 (China Refrigeration Industry Co., Ltd. ("**China Refrigeration**"), a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest and廣州白雲機電工業公司 (Guangzhou Baiyun Mechanical Industrial Corporation) ("**Baiyun Mechanical**"), a wholly-owned subsidiary of廣州國營白雲農工商聯合公司 (Guangzhou Baiyun Agriculture Industry & Commerce Corporation) (a copy of which marked "A" is produced to the meeting and signed by the chairman of the Company for the purpose of identification) in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to a piece of land with an aggregate area of approximately 36,370 sq.m. situate at No. 8, Tongbao Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同寶路8號) ("No. 8 Land"), as more particularly described in the No. 8 Land Use Right Transfer Agreement, for a consideration of RMB25,704,133.80 (equivalent to approximately HK$24,249,182.83) to be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical in the following manner:

(i) RMB10,281,653.52 shall be paid within 3 working days after the No. 8 Land Use Right Transfer Agreement has become effective;

(ii) RMB7,711,240.14 shall be paid within 3 working days after Baiyun Mechanical has (i) issued a power of attorney authorizing an officer of Baiyun Mechanical to undergo the procedures for transfer and (ii) provided a copy of the power of attorney to China Refrigeration;

(iii) RMB6,426,033.45 shall be paid within 3 working days after the relevant real property department has accepted the application for transfer in the land use right of the No. 8 Land; and

(iv) RMB1,285,206.69 shall be paid within 3 working days after the procedures for the transfer have been completed and the relevant state land use right certificate or real estate ownership certificate in the name of China Refrigeration has been obtained by China Refrigeration.

(2) a conditional land use right transfer agreement dated 6 July 2004 ("No. 10 Land Use Right Transfer Agreement") and made between China Refrigeration, a Chinese-foreign equity joint venture in which the Company has a 95 per cent. interest and Baiyun Mechanical, a wholly- owned subsidiary of 廣州國營白雲農工商聯合公司 (Guangzhou Baiyun Agriculture Industry & Commerce Corporation) (a copy of which marked "B" is produced to the meeting and signed by the chairman of the Company for the purpose of identification) in relation to the acquisition by China Refrigeration of Baiyun Mechanical's entire interest, right and title to a piece of land with an aggregate area of approximately 39,048 sq.m. situate at No. 10, Tonghe North Road, Baiyun District, Guangzhou, PRC (廣州市白雲區同和北路暫編10號) ("No. 10 Land") and 24 buildings with total gross floor area of 24,596.15 sq.m. ("Buildings") situate on the No. 10 Land, as more particularly described in the No. 10 Land Use Right Transfer Agreement, for an aggregate consideration of RMB28,596,783.50 (equivalent to approximately HK$26,978,097.64) to be satisfied by the Group's internal resources and be payable by cash to Baiyun Mechanical within 30 days after (i) the real estate ownership certificate(s) of the buildings situate on the No. 8 Land in the name of China Refrigeration have been delivered to China Refrigeration, (ii) the transfer of the land use right in the No. 10 Land and the Buildings has been registered and (iii) the real estate ownership certificate of the Buildings in the name of China Refrigeration has been delivered to China Refrigeration.

(together the "Agreements") and the transactions contemplated therein be and are hereby approved and the directors of the Company (or any one of them) be and are hereby authorised on behalf of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do all acts and things as may be necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the Agreements, including without limitation, the exercise or enforcement of, directly or indirectly, any of the Group's rights under the Agreements and to make and agree such variations in the terms of the Agreements as they may in their discretion consider to be desirable and in the interests of the Company."

By Order of the Board
Mr. Li Yu Jun
Chairman

Hong Kong, 13 August, 2004

Notes:

1. Every shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a shareholder of the Company.

2. Where there are joint holders of any share, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

3. In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the registered office of the Company at Rooms 2802-04, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting (as the case may be).

附註：

1. 凡有權出席大會並於會上投票之本公司股東，均有權委派一位或多位代表出席，並於投票表決時代其投票。受委任代表毋須為本公司股東。

2. 如屬聯名股東，則任何一名親身或委派代表出席大會之聯名股東均可就所持之股份在會上投票，猶如可單獨全權投票之股東，惟如超過一名上述聯名股東親身或委派代表出席大會，則只有在股東名冊排名首位之聯名股東方可就上述股份投票。

3. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件之副本，最遲須於大會或其任何續會（視乎情況而定）舉行時間四十八小時前送達本公司之註冊辦事處（地址為：香港灣仔港灣道25號海港中心2802-04室），方為有效。

(2) 批准本公司擁有95%權益之中外合資經營企業中國雪櫃與廣州國營白雲農工商聯合公司之全資附屬公司白雲機電於二零零四年七月六日訂立之有條件土地使用權轉讓協議(「10號土地使用權轉讓協議」)(註有「B」字樣之副本已提呈大會，並由本公司董事長簽署以資識別)，內容關於中國雪櫃收購白雲機電所擁有土地總面積約為39,048平方米，位於廣州市白雲區同和北路暫編10號之一幅土地(「10號土地」)及座立於該土地上之24幢總建築面積為24,596.15平方米之建築物(「樓宇」)之所有利益、權利及業權，詳載於10號土地使用權轉讓協議中；總代價人民幣28,596,783.50元(相當於約26,978,097.64港元)將由本集團於(i)中國雪櫃收到以中國雪櫃為名之8號土地上樓宇之房地產證，(ii)10號土地及樓宇之土地使用權之轉讓已經註冊登記及(iii)中國雪櫃收到以中國雪櫃為名之房地產證後，以內部資源及以現金形式向白雲機電支付。

(統稱「轉讓協議」)及據此所進行之交易，並授權本公司董事(或當中任何一員)就有關或涉及實行轉讓協議而代表本公司簽立、蓋署、訂立、修改及寄發有關文件及寄發所有該等文件，以及實行並進行任何措施及進行一切必需或適宜或恰當之行動及事項，包括但不限於由本集團直接或間接行使根據轉讓協議之任何權利，以及對轉讓協議之條款作出或協定彼等酌情認為對本公司有利及符合利益之修改。」

承董事會命
董事長
李宇君
謹啟

香港，二零零四年八月十三日

HUALING HOLDINGS LIMITED
華凌集團有限公司
(在香港註冊成立之有限公司)
(股份代號：382)

茲通告華凌集團有限公司(「本公司」)謹訂於二零零四年九月三日(星期五)下午二時三十分假座香港灣仔港灣道1號萬麗海景酒店閣樓3-4室舉行股東特別大會，以考慮並酌情通過下列將提呈為普通決議案之決議案：

普通決議案

「**動議**：

(1) 批准本公司擁有95%權益之中外合資經營企業中國雪櫃實業有限公司(「**中國雪櫃**」)與廣州國營白雲農工商聯合公司之全資附屬公司廣州白雲機電工業公司(「**白雲機電**」)於二零零四年七月六日訂立之有條件土地使用權轉讓協議(「8號土地使用權轉讓協議」)(註有「A」字樣之副本已提呈大會，並由本公司董事長簽署以資識別)，內容關於中國雪櫃收購白雲機電所擁有土地總面積約為36,370平方米，位於廣州市白雲區同寶路8號之一幅土地(「8號士地」)之所有利益、權利及業權，詳載於8號土地使用權轉讓協議中；代價人民幣25,704,133.80元(相當於約24,249,182.83港元)將由本集團以內部資源及以現金形式向白雲機電支付：

(i) 將於8號土地使用權轉讓協議生效日期起之三個工作天內支付人民幣10,281,653.52元；

(ii) 將於(i)白雲機電所發出之授權委託書委派白雲機電之工作人員執行轉讓手續及(ii)提供該授權委託書副本予中國雪櫃後之三個工作天內支付人民幣7,711,240.14元；

(iii) 將於有關房屋管理部門受理8號土地使用權轉讓協議之申請後之三個工作天內支付人民幣6,426,033.45元；及

(iv) 將於轉讓手續完成後及中國雪櫃收到以中國雪櫃為名之有關國有土地使用權證或房地產證後之三個工作天內支付人民幣1,285,206.69元。

(d) 任何親身出席之一名或多名股東或其／彼等所委任代表，而其／彼等須持有賦予權力可於會上投票之股份，而該等股份之繳足股款總額不少於獲賦予該項權利之所有股份繳足股款總額十分一。

9. 其他事項

(a) 本公司合資格會計師為布婉玲女士FCCA, AHKSA。

(b) 本公司之公司秘書為黃漢森先生FCCA, AHKSA。

(c) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

(d) 假如本通函中英文本出現抵觸，概以英文本為準。

10. 備查文件

由本通函日期起直至二零零四年九月三日(包括該日)之一般辦公時間及於股東特別大會上，下列文件將可於廖綺雲律師事務所辦事處查閱，地址為香港中環金融街8號國際金融中心二期19樓1913室：

(a) 8號土地使用權轉讓協議；

(b) 10號土地使用權轉讓協議；

(c) 本通函所載本公司獨立董事委員會致獨立股東之推薦意見函件；

(d) 本通函所載道亨證券有限公司之意見函件；

(e) 威格斯資產評估顧問有限公司編製之估值報告；及

(f) 本附錄第6段所述道亨證券有限公司、威格斯資產評估顧問有限公司及正平天成律師事務所之書面同意書。

6. 專家之同意書

下列專家已就刊發本通函發出同意書，同意分別以本通函的形式和文義，轉載其意見及函件及引述其名稱，且迄今並無撤回其同意書。

名稱	資格
道亨證券有限公司	獨立財務顧問及根據證券及期貨條例可進行第1、4、6、7及9類受規管活動之持牌法團
威格斯資產評估顧問有限公司	專業物業估值師及測量師
正平天成律師事務所	中國合資格律師

上述專家概無於本集團任何成員公司股本中擁有任何實益權益，亦無任何可認購或指定其他人士認購本集團任何成員公司之證券之權利，不論可以依法執行與否。

7. 服務合約

截至最後可行日期，董事概無與本公司或本集團任何成員公司訂立任何不可於一年內免付補償(法定補償除外)而終止之服務合約。

8. 股東要求以一股一票點票方式進行投票表決之程序

根據本公司組織章程第68條，於任何股東大會上提呈以於會上表決之決議案，將以舉手方式表決，除非上市規則或任何其他適用的法例、規則或規例不時規定須以一股一票點票方式進行表決或除非(於宣佈以舉手方式表決之結果時或之前或於撤回其他方式要求以一股一票點票方式進行投票表決)要求以一股一票點票方式進行表決。在香港法例第32章《公司條例》的規限下，以下人士可要求以一股一票點票方式進行表決：

(a) 大會主席；或

(b) 最少三名親身出席之股東或彼等所委任代表，並於當時有權於會上投票；或

(c) 任何親身出席之一名或多名股東或其／彼等所委任之代表，而其／彼等須佔不少於所有有權於會上投票之股東之總投票權十分一；或

3. 主要股東

於最後可行日期，就本公司各董事及高級行政人員所知，以下人士(本公司董事或高級行政人員除外)擁有於股份及相關股份中之權益或淡倉而須根據證券及期貨條例第XV部2及3分部之條文向本公司披露：

本公司主要股東名稱	股份數目	佔股權百份比
廣州國際集團有限公司(「廣州國際」)*	670,076,808**	42.36%
Able Profit Investment Limited(「AP」)*	670,076,808**	42.36%
廣州國營白雲農工商聯合公司	162,960,000	10.30%

* 作為廣州市政府重組的一部份，本集團之前主要股東，廣州國際信托投資公司(「廣州信托」)將直接及間接持有本公司之股權轉讓予AP，AP的直接控股股東，廣州國際因此成為本公司的最大控股公司，本公司於二零零三年五月二十九日收到廣州信托及廣州國際的通知，該轉讓已於二零零三年五月二十九日前完成。

** 其中670,076,808股已被廣州國際作為股權抵押，以取得向廣州國際提供的20,000,000美元的貸款額度，並登記於債權人之名義股東Bright Asia Assets Ltd.名下。

除上文所披露者外，本公司各董事及高級行政人員概無獲悉任何人士於最後可行日期擁有股份及相關股份中之權益或淡倉而須根據證券及期貨條例第XV部2及3分部之條文向本公司披露；或直接或間接擁有可於任何情況下在本集團任何其他成員公司股東大會上擁有投票權之任何類別股本面值10%或以上之權益。

4. 重大逆轉

除本通函及本公司日期為二零零四年四月二十二日之年報所披露者外，截至最後可行日期，據董事所知，本公司之財務或業務狀況自二零零三年十二月三十一日(即本公司最新刊發經審核財務報表之編製日期)起並無重大逆轉。

5. 訴訟

本集團任何成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無尚未了結或面臨任何重大的訴訟或仲裁。

1. 責任聲明

本通函遵照上市規則載列關於本公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何內容有所誤導。

2. 權益披露

於最後可行日期：

(a) 本公司各董事或高級行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例)之證券或債券中持有任何(i)須根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所的權益(包括根據證券及期貨條例有關條文該等被當作或視為擁有的權益及淡倉)；或(ii)根據證券及期貨條例第352條須登記於該規定所述登記冊的權益或(iii)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所的權益；

(b) 董事於本集團任何成員公司自二零零三年十二月三十一日(即本公司最新刊發經審核財務報表的編製日期)以來所訂立對本集團業務有重大影響力的任何合約或安排中，概無重大權益；

(c) 董事或專家於本集團任何成員公司自二零零三年十二月三十一日(即本公司最新刊發經審核財務報表的編製日期)以來所購買或出售或租賃，或建議購買或出售或租賃的任何資產中，概無擁有任何直接或間接權益。

3. 根據上述中國法律意見，由於並無轉讓性質之房地產證，故吾等並無賦予第2項物業任何商業價值，因此，該物業不可於市場內自由轉讓、按揭或租賃，直至下文所有假設已達成為止：

(i) 廣州政府已向 貴集團授出可轉讓之房地產證，由有關證書發出日期起計，為期50年，作工業用途；

(ii) 上文附註(i)所述證書上的最終地盤面積應為36,370平方米；

(iii) 所有地價、土地徵用費及附屬公用服務之其他費用已悉數清償；及

(iv) 該物業連同其土地使用權之餘下年期，可在毋須支付額外地價或其他繁重費用予任何政府機關之情況下予以轉讓。

然而，作為參考之用，該物業按上文假設之基準於估值日期之公開市值約為人民幣26,000,000元。該物業之估計土地出讓金估計約為人民幣2,000,000元。此外，吾等強調，倘房地產證之最後資料（其中包括）土地用途、年期及地盤有所改變，吾等保留修改吾等之估值的權利。

估值證書

物業	概況及年期	佔用情況	於二零零四年五月三十一日現況下之公開市值
2. 一塊位於中國廣東省廣州沙河區毗鄰於第1項物業之工業用地（在通函內亦稱為8號土地）	該物業包括一塊地盤面積約為36,370平方米之土地。 於該地盤上目前建有樓宇。該等樓宇由中國雲櫃實業有限公司擁有及佔用作生產用途。 該物業之土地使用權屬劃撥性質，而該土地之用途乃未指定用作工廠、辦公室及宿舍。	按指示，吾等已將該物業估值為空置土地。	無商業價值 **於二零零四年五月三十一日按附註3所述若干假設之基準計算之公開市值** 人民幣 26,000,000元

附註：

1. 根據廣州市房地產管理局於一九九零年十二月二十一日發出之徵地通告（文件編號：<90>房征字第94號），總建築面積約143,660平方米之土地被中國政府徵用為廠房、工業學院及宿舍之國有土地；而該物業包括在內。

2. 吾等已獲提供 貴集團中國法律顧問就該物業編製之中國法律意見，當中載有（其中包括）下列資料：

   (i) 根據《同意使用土地通知書》（以下稱「通知」），廣州市房地產管理局准許白雲使用位於沙河同和、象崗山、燕塘崗及東園村（以下稱「獲准許土地」），總地盤面積約143,660平方米之土地。獲准許土地為劃撥性質，用作廠房、工業學院及員工宿舍。本報告之第2項物業及第1項物業均位於獲准許土地內。

   (ii) 根據所提供之資料，地盤面積約為36,370平方米之該物業屬白雲所有。然而，白雲並無申請國有土地有償出讓。因此，該物業之土地目前仍屬劃撥性質。

   (iii) 該物業之土地使用權屬白雲所有。

   (iv) 白雲須在保持國務院所制訂之標準及措施之情況下，於支付所有土地出讓金後，方可轉讓土地使用權予其他方；及

   (v) 根據中國之規定，工業用地之土地使用權之最長年期為50年。

5. 根據上述中國法律意見，由於並無轉讓性質之房地產證，故吾等並無賦予第1項物業任何商業價值，因此，該物業不可於市場內自由轉讓、按揭或租賃，直至下文所有假設已達成為止：

(i) 廣州政府已向 貴集團授出可轉讓之房地產證，由有關證書發出日期起計，為期50年，作工業用途；

(ii) 該物業於附註(i)所述的證書上的最終地盤及建築面積應分別為39,048.18平方米及24,596.15平方米；

(iii) 所有地價、土地徵用費及附屬公用服務之其他費用已悉數清償；

(iv) 該樓宇之設計及興建乃符合規劃規定，並已獲有關當局批准；及

(v) 該物業連同其土地使用權之餘下年期，可在毋須支付額外地價或其他繁重費用予任何政府機關之情況下予以轉讓。

然而，作為參考之用，該物業按上文假設之基準於估值日期之公開市值約為人民幣37,000,000元。該物業之土地及樓宇部份所分配之價值分別約為人民幣28,000,000元及約人民幣9,000,000元。該物業之土地出讓金估計約為人民幣2,148,000元。此外，吾等強調，倘房地產證之最後資料（其中包括）土地用途、年期及地盤有所改變，吾等保留修改吾等之估值的權利。

3. 根據所提供之資料及所進行之視察，該土地上共建有24幢樓宇，該等樓宇之詳盡資料載列如下：

物業編號	樓宇名稱	總建築面積（平方米）	落成年份	層數
1	保安部	47.02	1975	2
2	辦公室大樓	1,589.31	1979	5
3	生產車間	1,415.44	1988	2
4	管道車間	556.63	1974	1
5	液壓車間	556.63	1974	1
6	第7號車間	878.64	1974	1
7	銅殼車間	982.91	1974	1
8	電力房1	228.52	1990	1
9	電力房2	168.90	1975	1
10	平台磅	101.18	1987	1
11	電梯及車間	2,501.94	1994	2
12	發動機房	4,008.30	1989	5
13	油缸車間	214.53	1990	2
14	動量壓縮車間	608.66	1974	1
15	鋼材貨倉	2,171.40	1974	1
16	風產生器車間	537.86	1974	1
17	動量壓縮車間	729.82	1974	1
18	熱力處理車間	505.49	1974	1
19	產品貨倉	359.15	1974	1
20	酸性清洗車間	158.78	1974	1
21	轎車車間	4,551.41	1996	1
22	銅槳辦公室1	1,251.11	1996	2
23	銅槳辦公室2	458.67	1996	3
24	保安護衛室	13.85	不適用	1
	總計	**24,596.15**		

4. 吾等已獲提供 貴集團中國法律顧問就該物業之業權編製之中國法律意見，當中載有（其中包括）下列資料：

(i) 根據《同意使用土地通知書》（以下稱「通知」），廣州市房地產管理局准許白雲使用位於沙河同和．象崗山、燕塘崗及東圃村（以下稱「獲准許土地」），總地盤面積約143,660平方米之土地。獲准許土地為劃撥性質，用作廠房、工業學院及員工宿舍。本報告之第1項物業及第2項物業均位於獲准許土地上。

(ii) 根據房地產證（文件編號：穗房地產証字第0566404號），地盤面積約為39,048.18平方米之該物業乃屬白雲所有。然而，白雲並無申請國有土地有償出讓。因此，該物業之土地目前仍為劃撥性質。

(iii) 該物業之土地使用權及樓宇所有權屬白雲所有。

(iv) 白雲須在保持國務院所制訂之標準及措施之情況下，於支付所有土地出讓金後，方可轉讓土地使用權予其他方。

(v) 根據中國之規定，工業用地之土地使用權之最長年期為50年。

估值證書

物業	概況及年期	佔用情況	於二零零四年五月三十一日現況下之公開市值
1. 一塊位於中國廣東省廣州沙河區之工業用地及座落於其上之樓宇（在通函內亦稱為10號土地）	該物業包括一塊地盤面積約39,048.18平方米，以及在其上興建之24幢樓宇，總建築面積約為24,596.15平方米。有關樓宇之詳情載列於附註3。 該物業之土地使用權為劃撥性質，而該土地之用途乃未指定用作工廠、辦公室及宿舍。	該物業部份目前空置，而部份則由租客租賃及佔用作生產用途。	無商業價值 **於二零零四年五月三十一日按附註5所述若干假設之基準計算之公開市值** 人民幣 37,000,000元

附註：

1. 根據房地產證（文件編號：穗房地產証字第0566404號），地盤面積約39,048.18平方米及總建築面積約24,651.17平方米之該物業由廣州白雲機電工業公司（下稱「白雲」）持有，作廠房、辦公室及宿舍用途。然而，該土地屬劃撥性質，而土地用途則未指定。

2. 根據廣州市房地產管理局於一九九零年十二月二十一日發出之徵用土地通知（文件編號：<90>房征字第94號），一塊總建築面積約143,660平方米之土地被中國政府徵用為廠房、工業學院及宿舍之國有土地，而該物業包括在內。

估值概要

物業	於二零零四年五月三十一日現況下之公開市值	於二零零四年五月三十一日按若干假設之基準計算之公開市值
1. 一塊位於中國廣東省廣州沙河區之工業用地及座落於其上之樓宇（在通函內亦稱為10號土地）	無商業價值	人民幣37,000,000元
2. 一塊位於中國廣東省廣州沙河區毗鄰於第1項物業之工業用地（在通函內亦稱為8號土地）	無商業價值	人民幣26,000,000元
總計：	零	**人民幣63,000,000元**

隨函附奉估值概要及估值證書

此致

香港
灣仔
港灣道25號
港港中心
28樓2802-04室
華凌集團有限公司

列位董事　台照

代表
威格斯資產評估顧問有限公司
何繼光
註冊專業測量師
MRICS, MHKIS, MSc (e-com)
執行董事
謹啟

二零零四年八月十三日

附註： 何繼光先生為專業測量師MRICS, MHKIS, MSc(e-com)，擁有超過十七年對香港物業進行估值的經驗，並擁有超過十年中國物業的估值經驗。

在對　貴集團在中國持有之物業權益進行估值時，吾等分別就評估該物業之土地部分及座落於該土地之房屋及建築物混合採用市場及折舊重置成本法，因此，兩項估值數字之總和相當於該物業整體之市值。就土地部分進行估值時，吾等乃參考於廣州市之標準地價及提供予吾等於當地銷售之憑證。鑒於該等房屋及建築物之性質不能以公開市值估值，因此該等物業按其折舊重置成本基準估值。折舊重置成本法乃根據該地區同類物業現時之建築費用，以評估該物業在重建或更新所涉及的成本，然後扣除該物業現時可觀察之狀況或老化現況（不論因物質、功能或經濟理由而引起）之累積折舊額。一般而言，採用折舊重置成本法，即使在欠缺可資比較銷售之已知市場之情況下，仍能為物業之估值提供最可靠之指標。

吾等進行估值時，假設業主將物業權益在其現況下於公開市場求售，而並無憑藉遞延條款合同、售後租回、合資經營、管理協定或任何類似安排，以抬高此等物業權益之價值。

吾等已獲提供該等物業權益之業權文件副本。然而，吾等並無查閱文件正本，以核實其擁有權或核實任何未載於交予吾等之副本中之修訂是否存在。所有文件及租約僅用作參考。所有尺寸、量度及面積均為約數。

吾等曾視察有關物業之外貌，並在許可情況下視察其內部，然而，吾等並無進行結構測量，或視察木工或其他已覆蓋、遮蔽或未能到達之結構部份，故無法呈報物業之任何該等部份是否確無損壞。

吾等非常倚賴　貴集團所提供之資料，並已接納　貴集團就規劃批文、法定通知、地役權、年期、佔用情況、租賃、地盤及樓面面積，以及確認　貴集團持有有效權益之物業權益等事宜所提供之意見。

在對物業權益進行估值時，吾等倚賴由　貴集團之中國法律顧問所提供之法律意見（「中國法律意見」）。

吾等之估值並無對有關物業之任何抵押、按揭或拖欠款項，或者出售時可能產生之任何開支或税項等作出撥備。除另有説明者外，吾等假設有關物業權益概不附帶可影響其價值之繁重負擔、限制及繁苛支出。

除另有説明者外，所有金額均以人民幣列出。於二零零四年五月三十一日用作評估物業權益價值之滙率為1港元兑人民幣1.06元。由該日起至本函件發出日期止，該滙率概無任何重大波動。

以下為收到獨立物業估值師威格斯資產評估顧問有限公司，以供收錄於本公司發出的通函內，有關威格斯資產評估顧問公司於二零零四年五月三十一日進行的估值的函件，估值概要及估值證書的內文。

Vigers Appraisal & Consulting Limited
威格斯資產評估顧問有限公司
國際資產評估顧問
香港
九龍
觀塘道398號
嘉域大廈10樓

敬啟者：

吾等根據　閣下指示，對華凌集團有限公司（以下稱「貴公司」）及其附屬公司（統稱「貴集團」）於中華人民共和國（「中國」）的物業權益進行估值。吾等確認曾進行視察、作出有關查詢，並取得吾等認為必要之進一步資料，以向　閣下提供該等物業於二零零四年五月三十一日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「根據以下假設在估值日無條件完成出售某項物業權益，預期可合理取得之最高現金代價：

(a) 有自願賣家；

(b) 在估值日前有合理時間（經考慮物業性質及市場狀況），就有關權益進行適當之市場推廣，作為議定價格、條款及完成買賣等事宜；

(c) 於任何較早假定交換合約之日之市況、價值水平及其它情況均與估值日相同；

(d) 不考慮具有特殊興趣之準買家之任何追加出價；及

(e) 有關雙方乃在知情、審慎及非強迫情況下進行交易。」

另一方面，於收購後就土地使用權及樓宇後須計提折舊撥備。假設8號土地及10號土地之土地使用權為50年及樓宇將按　貴集團之折舊政策分30年攤銷折舊，由收購引起之年度折舊將約為人民幣1,100,000元，即按人民幣25,704,133.80元、人民幣27,596,783.50元之2%計算及人民幣1,000,000元之3.33%計算的總和。然而，謹請注意，該折舊額僅計算作表述目的，日後在　貴集團的損益表內扣除之實際折舊額將按在　貴集團的核數師進行法定審核後釐定。

基於上文之分析，收購8號土地、10號土地及樓宇之土地使用權將不會對貴集團之資產負債表及損益表構成重大不利影響。

推薦意見

經考慮上文之主要因素及理由後，吾等認為，轉讓協議符合　貴公司及股東整體之利益，而轉讓協議之條款就　貴公司及獨立股東而言屬公平及合理。因此，吾等推薦獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈，以批准8號土地使用權轉讓協議及10號土地使用權轉讓協議之普通決議案。

此致

華凌集團有限公司
香港
灣仔
港灣道25號
海港中心
28樓2802-04室

獨立董事委員會
及獨立股東　台照

代表
道亨證券有限公司

執行董事	*董事*
蔡詠詩	**甄文星**
謹啟	謹啟

二零零四年八月十三日

業權之「暫時性」不足，轉讓協議已訂有相關條文以保障中國雪櫃之權益，有關條文包括：

(i) 白雲機電進行所有必需程序，包括支付任何轉讓補償，使自白雲機電轉讓8號土地、10號土地及樓宇之土地使用權予中國雪櫃將無任何法律障礙作出保證；及

(ii) 倘白雲機電並無轉讓8號土地、10號土地及樓宇之土地使用權全部予中國雪櫃時，白雲機電將退還任何已付代價及支付總代價之30%作為賠償。

根據上文之分析，吾等認為，8號土地、10號土地及樓宇之代價屬公平及合理。

收購之財務影響

對貴集團財務狀況的影響

總代價人民幣54,300,917.30（相當於約51,200,000港元）將由　貴集團內部資源撥付並以現金支付。根據　貴集團最近之經審核賬目，　貴集團於二零零三年十二月三十一日之銀行結餘及現金約為132,700,000港元。此外，　貴集團於二零零四年二月由其控股股東以每股0.40港元之價格透過配售現有股份及認購新股的方式配售200,000,000股，籌得所得款項淨額約77,000,000港元。有關詳情載於　貴公司日期為二零零四年一月三十日之公佈內。誠如公佈所述，所得款項77,000,000港元將用作提升　貴集團生產能力及作為　貴集團一般營運資金用途。

根據　貴集團之現金結餘，吾等認為　貴集團具備足夠內部資源支付按轉讓協議所進行之收購之代價。

於收購後，8號土地及10號土地及樓宇之土地使用權將記錄為　貴集團之固定資產。另一方面，現金結餘將因清償代價而減少。因此，收購將增加　貴集團之長期資產並減低其流動資產。除上文所述者外，收購將不會對　貴集團之資產負債表或資產淨值造成任何重大影响。

對盈利之影響

中國雪櫃現時向白雲機電租用8號土地、10號土地及樓宇。8號土地目前之年度租金約為人民幣2,009,000元，而由中國雪櫃所租用之10號土地部份及樓宇之年度租金約為人民幣774,800元。於轉讓協議完成後，中國雪櫃將毋須支付該等租金支出、引致每年節省約人民幣2,783,000元。

吾等已審閱威格斯編製之物業估值報告。吾等明瞭威格斯已對該等物業進行實地視察並就該等物業之業權取得中國法律意見。對該等物業土地部份進行估值時，已參照廣州市之標準地價以及在當地所得之銷售憑證。就欠缺可資比較已知市場之該等物業樓宇部份而言，其已按本身之折舊重置成本法估值。此外，註冊專業測量師何繼光先生於估值中國物業方面擁有超過十年經驗。根據上文所述，吾等並無理由懷疑威格斯所編製有關8號土地使用權、10號土地及樓宇土地使用權的估值之公平及合理性。

吾等從威格斯所編製之物業估值報告中明瞭，由於土地為劃撥性質，且並無屬可轉讓之房地產證，故此並無賦予8號土地使用權、10號土地及樓宇之土地使用權任何商業價值。根據中國法律意見，8號土地及10號土地及樓宇之土地使用權均屬白雲機電所有，而中國雪櫃僅應從白雲機電購入土地使用權，而不應從任何其他方(包括中國政府)購入。此外，由於白雲機電只持有土地使用權而不持有建於土地上之樓宇(即本集團之物業)，因此在白雲機電申請並獲取相關的房地產證前，將會購入8號土地。在此情況下，根據中國法律意見，將不會向白雲機電發出房地產證。再者，鑑於該兩塊土地之劃撥性質，白雲機電只可以向廣州市國有土地資源及房屋管理局支付所有土地出讓金之方式以取得國有土地有償出讓的資格，始可轉讓該等土地使用權。此後，白雲機電可轉讓土地使用權予其他方，董事從中國法律意見知悉，處理時間因不同個案而有所差別。假設(其中包括)已授出可轉讓之房地產證，威格斯評估8號土地、10號土地及樓宇之市值概述如上。

誠如董事會函件所述，購入8號土地之土地使用權之代價為人民幣25,704,133.80元(相當於約24,200,000港元)將分四期支付白雲機電，當中首三期合共人民幣24,418,927.11元，將於轉讓8號土地之土地使用權過程中分多個階段支付，而最後一期人民幣1,285,206.69元將於轉讓完成後支付。另一方面，10號土地及樓宇之土地使用權之全部代價人民幣28,596,783.50元將於(其中包括)10號土地及樓宇之土地使用權之轉讓已登記後支付。儘管在任何交易中，於交易完成時支付全部代價乃通常對買方最為有利，但在多數情況下，以分期方式支付代價而以初期款項作為訂金乃十分普遍。吾等從董事明瞭，該等付款條款乃 貴公司與白雲機電商業磋商之結果。白雲機電將應用8號土地使用權轉讓協議所收取之初步所得款項，清償8號土地及10號土地之土地出讓金約人民幣4,148,000元。為求向中國雪櫃保證白雲機電履行轉讓協議，就上文8號土地、10號土地及樓宇

貴集團主要從事以「華凌」品牌製造及銷售冰箱及空調機。按中國雪櫃的營業執照上所述，其業務為製造、加工、裝嵌及銷售冰箱及相關零件。截至二零零三年十二月三十一日止兩個年度各年， 貴集團源自冰箱業務之經審核營業額分別約為515,900,000港元及567,700,000港元，分別佔相關年度總營業額約40.9%及36.1%。根據中國雪櫃經中國執業會計師審核之賬目，其於截至二零零三年十二月三十一日止兩個年度各年之營業額分別約為人民幣365,700,000元（相等於約345,000,000港元）及人民幣403,100,000元（相等於約380,300,000港元）。因此，中國雪櫃的營運構成 貴集團業務之重大部份，而其生產基地持續運作，以及持續使用8號土地、部份10號土地及部份樓宇對 貴集團至關重要。諸如遷移生產基地等選項未必對 貴集團有利，原因為遷址會阻礙 貴集團運作一段時間，且將會產生相當數額的遷移費用。10號土地鄰近8號土地亦容許日後有需要時可擴充中國雪櫃的生產基地。因此，在將於下文考慮之收購條件之規限下，吾等認同董事之觀點，認為購入8號土地使用權及10號土地及樓宇使用權符合貴公司及股東整體之利益。

代價

以下為8號土地使用權及10號土地及樓宇使用權之代價以及該等物業於二零零四年五月三十一日經威格斯資產評值顧問有限公司（「威格斯」），按若干假設作出之評估（其估值報告載於通函內）之公開市值之概要。

	轉讓協議之代價	**經威格斯評估之公開市值**
	人民幣	*人民幣*
8號土地	25,704,133.80	26,000,000
10號土地	27,596,783.50	28,000,000
樓宇	1,000,000.00	9,000,000

董事確認，8號土地使用權、10號土地及樓宇之土地使用權之代價均經白雲機電與中國雪櫃按公平基準磋商後並按商業條款達致。此外，8號土地及10號土地使用權之代價乃參照威格斯進行之評估議定。

在構思吾等之意見時，吾等曾依賴通函所載及由董事提供予吾等之資料及陳述之準確性。吾等假設於通函作出或引述之一切資料及陳述及由董事提供之一切資料及陳述在所有重大方面乃真實準確，而　貴公司或董事之所有期望及意向均可視乎情況達成或進行。吾等並無理由懷疑董事提供予吾等及通函引述之資料及陳述之真實、準確及完備程度，而吾等獲董事告知，提供予吾等及通函所引述之資料並無遺漏重大事實。吾等認為吾等已審閱足夠資料以達致知情見解。然而，吾等並無對　貴集團之業務及事務或財務狀況或未來前景進行任何形式之獨立調查。

主要考慮因素及理由

對轉讓協議作出建議時，吾等曾考慮以下主要因素及理由：

進行收購之理由

誠如「董事會函件」所述，中國雪櫃的生產基地，包括位於8號土地的多座廠房、倉庫及辦公樓，自一九八五年起一直租自白雲機電。中國雪櫃乃一家於一九八五年三月二十五日於中國成立之中外合資經營企業。合營企業年期由一九八五年三月二十五日起，為期二十年至二零零五年三月二十五日終止。　貴公司與白雲機電之控股公司廣州白雲聯合公司分別持有中國雪櫃註冊股本95%及2%。根據日期為一九八五年二月十二日之合營企業協議及日期為一九九一年十月九日之補充協議，已協定廣州白雲聯合公司之部份資本注資將以8號土地的首五年土地使用權償付。於該首五年後，廣州白雲聯合公司與中國雪櫃將議定8號土地的租金，並允許租金每五年有25%幅度的遞增。合營企業之年期將於二零零五年三月二十五日終止，為了確保能夠持續使用8號土地及持續運作生產基地，董事認為購入8號土地使用權，符合　貴公司及股東整體之利益。

除8號土地外，中國雪櫃已向白雲機電租用部份10號土地約128平方米及部份樓宇約4,571.40平方米作辦公室及倉庫之用。10號土地毗鄰8號土地。該等土地及樓宇之租約將分別於二零零五年三月二十五日及二零零六年七月三十一日屆滿。為了確保能夠持續使用10號土地及樓宇之該等部份及在10號土地上未來擴展生產基地之可行性，董事認為購入10號土地及樓宇的土地使用權，符合　貴公司及股東整體之利益。

下文載列道亨證券有限公司就轉讓協議致獨立董事委員會及獨立股東之函件，以供載入本通函內。

道亨證券有限公司
DaoHengSecurities Ltd.

敬啟者：

須予披露及關連交易
向白雲機電購入土地使用權及樓宇

吾等獲委任就根據轉讓協議所進行之交易向獨立董事委員會及獨立股東提供建議，有關詳情載於二零零四年八月十三日致股東通函（「通函」）內之董事會函件，本函件構成通函之一部份。除非文義另有所指，本函件所用詞彙將與通函同義。

根據上市規則，按轉讓協議所進行之交易構成 貴公司之須予披露交易。此外，轉讓協議之賣方白雲機電為廣州白雲聯合公司之全資附屬公司，而廣州白雲聯合公司於有關交易進行之時持有及擁有 貴公司已發行股本10.30%。因此，根據上市規則第14A條，白雲機電為廣州白雲聯合公司之聯營公司及 貴公司之關連人士，而按轉讓協議所進行之交易亦構成 貴公司之關連交易。因此，轉讓協議須於股東特別大會上取得獨立股東之批准。

作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責為就轉讓協議及據此所進行之交易是否符合 貴公司及股東整體之利益以及其條款就 貴公司及獨立股東整體而言是否公平及合理，向獨立董事委員會及獨立股東提供意見。

意道亨證券有限公司的觀點，認為轉讓協議項下所進行之交易符合本公司及股東整體之利益，而有關條款就獨立股東而言屬公平及合理。因此，吾等推薦獨立股東投票贊成將於股東特別大會上提呈，以批准按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易之普通決議案。

此　致

獨立股東　台照

代表
華凌集團有限公司之獨立董事委員會
羅榮生先生
陳維端先生
林明勇先生
謹啟

二零零四年八月十三日

HUALING HOLDINGS LIMITED
華凌集團有限公司
（在香港註冊成立之有限公司）
（股份代號：382）

獨立董事委員會：
羅榮生先生
陳維端先生
林明勇先生

註冊辦事處：
香港灣仔
港灣道25號
海港中心
28樓2802-04室

敬啟者：

須予披露及關連交易

吾等謹提述本公司於二零零四年八月十三日向其股東刊發之通函，本函件為其中一部份。除文義另有所指外，本通函所用詞彙與本函件所採用者具有相同涵義。

作為獨立董事委員會，吾等已獲委任，就訂立8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易是否符合本公司及股東整體之利益，以及有關協議之條款就獨立股東而言是否公平及合理，向獨立股東提供吾等之意見。此外，道亨證券有限公司及正平天成律師事務所亦已分別獲委任為獨立財務顧問及中國法律顧問，就相同事宜向吾等提供意見。威格斯資產評估顧問有限公司亦獲委任為獨立估值師，就(i)8號土地使用權之價值；及(ii)10號土地使用權及樓宇之價值編製估值報告。

吾等謹請　閣下垂注(i)本通函第16頁所載之道亨證券有限公司之意見函件；(ii)本通函第22頁所載威格斯資產評估顧問有限公司編製之估值報告；及(iii)本通函第4頁所載之董事會函件，當中載有與有關是次收購的原因及利益之資料。

作為本公司之獨立董事，吾等與本公司管理層就有關是次收購的原因及利益，以及釐定收購條款之基準進行商討。吾等亦考慮本通函第22頁所載有關威格斯資產評估顧問有限公司編製之估值報告。吾等亦考慮本通函第16頁所載，道亨證券有限公司所考慮之理由及因素以及所發表之意見及推薦意見。吾等同

就獨立股東而言屬公平及合理。因此，獨立董事委員會推薦獨立股東投票贊成將於股東特別大會上提呈，以批准按8號土地使用權轉讓協議及10號土地使用權轉讓協議項下所進行交易之決議案。

所有於交易中擁有重大權益之關連人士或股東及其聯繫人士須就批准按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易放棄投票。

於最後可行日期，Able Profit Investment Limited及廣州白雲聯合公司分別持有已發行股本42.36%及10.30%，而彼等各自之關連人士將於股東特別大會決議交易時均須按8號土地使用權轉讓協議及10號土地使用權轉讓協議作出棄權投票。

於股東特別大會上提呈之決議案將以一股一票點票方式表決。

不論本通函所載之決議案獲獨立股東通過與否，本公司將於股東特別大會結束後之營業日公布股東特別大會之結果。

11. 其他資料

謹請 閣下垂注獨立董事委員會函件、道亨證券有限公司的意見函件及威格斯資產評估顧問有限公司編製之估值報告以及本通函各附錄所載之資料。

此 致

列位股東 台照

承董事會命
華凌集團有限公司
董事長
李宇君
謹啟

二零零四年八月十三日

7. 本公司的資料

本公司乃一間投資控股公司，其股份在聯交所主板上市。本公司及其附屬公司主要從事製造及銷售電器，包括冰箱、空調機及小型冰箱等，並以「*華凌*」作其品牌於中國銷售。

8. 白雲機電的資料

白雲機電乃廣州白雲聯合公司之全資附屬公司，而於最後可行日期，廣州白雲聯合公司持有及擁有本公司10.30%之已發行股本，現時為本公司之第二大股東。白雲機電之業務範圍包括運輸設備之製造、安裝及維修、不銹鋼製品、電療儀器、室內裝飾及空調機安裝。

9. 股東特別大會

董事已議決召開股東特別大會，由獨立股東考慮並酌情通過按8號土地使用權轉讓協議及10號土地使用權轉讓協議項下所進行之交易。股東特別大會通告載於本通函第35頁。無論 閣下能否出席股東特別大會，務請將隨附之代表委任表格按其上印列之指示填妥並儘早交回，該表格無論如何最遲須於股東特別大會或其任何續會(視乎情況而定)指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港灣仔港灣道25號海港中心28樓2802-04室。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會並於會上投票。

10. 推薦意見

由本公司之獨立非執行董事組成之獨立董事委員會，已獲委任按8號土地使用權轉讓協議及10號土地使用權轉讓協議項下所進行之交易，向獨立股東提供意見。道亨證券有限公司亦獲委任為獨立財務顧問，同按上述兩項協議所進行之交易，向獨立董事委員會及獨立股東提供意見。此外，正平天成律師事務所已獲委任為本公司之中國法律顧問，就有關中國法律及規則之法律事宜提供意見。最後，威格斯資產評估顧問有限公司亦獲委任，就(i) 8號土地使用權之價值；及(ii) 10號土地使用權及樓宇之價值編製估值報告，供獨立董事委員會考慮。

經考慮有關是次收購原因及利益，協議之有關條款、道亨證券有限公司之意見以及威格斯資產評估顧問有限公司所編製之估值報告，獨立董事委員會認為，按8號土地使用權轉讓協議及10號土地使用權轉讓協議項下所進行之交易

4. 交易的完成

自各項轉讓協議之生效日期始計，按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易，預計將於1年內完成。

5. 有關是次收購原因及利益

5.1 8號土地之土地使用權

自一九八五年起，中國雪櫃已向白雲機電租用8號土地作為生產基地，並沒有續約之權利。租約將於二零零五年三月二十五日屆滿。現時每年租金約人民幣2,009,000元。本集團已在8號土地上興建生產基地包括廠房、倉庫及辦公樓。為了確保能夠持續使用8號土地及持續運作，董事會認為購入8號土地使用權，對本公司及整體股東帶來最大利益。

5.2 10號土地及樓宇之土地使用權

自一九九六年八月起，中國雪櫃向白雲機電租用部份10號土地約128平方米及部份樓宇約4,571.40平方米作辦公室及倉庫之用，並沒有續約之權利。有關租約分別於二零零五年三月二十五日及二零零六年七月三十一日屆滿。現時每年租金總額約人民幣774,800元。為了確保能夠持續使用10號土地及樓宇及在10號土地（8號土地之毗鄰）上之生產基地之未來擴展可行性，董事會認為購入10號土地及樓宇的土地使用權，對本公司及整體股東帶來最大利益。

6. 各方在此交易中之關係

中國雪櫃是一家中外合資經營的企業，其中本公司佔95%權益。

白雲機電乃廣州白雲聯合公司之全資附屬公司，而於最後可行日期，廣州白雲聯合公司持有及擁有本公司10.30%之已發行股本，現時為本公司之第二大股東。因此根據上市規則，白雲機電乃廣州白雲聯合公司之聯營公司及本公司的關連人士。

因此，根據上市條例第14A章，任何中國雪櫃和白雲機電之間的交易均會構成關連交易。按8號土地使用權轉讓協議及10號土地使用權轉讓協議下所進行之交易，可構成上市條例第14A章中之關連交易及第14章中之須予披露交易。該須予披露及關連交易，須經本公司獨立股東將於召開之股東特別大會上批准後，方可作實。

儘管本集團之現金結餘將因清償代價而減少，收購8號土地及10號土地及樓宇之土地使用權將記錄為本集團之固定資產內。因此，收購將增加本集團長期資產及減低其流動資產。除上述者外，本集團之資產負債表及資產淨值將不會因收購而出現任何重大變動。因此，董事認為，購入8號土地及10號土地及樓宇將不會對本集團之資產及負債構成重大影響。

董事進一步認為，購入8號土地及10號土地及樓宇將不會對本集團之盈利構成重大影響。此乃由於中國雪櫃目前向白雲機電租用8號土地、10號土地及樓宇之部份。8號土地之現時年度租金約為人民幣2,009,000元，而由中國雪櫃租用之10號土地及樓宇部份之租金約為人民幣774,800元。於8號土地使用權轉讓協議及10號土地使用權轉讓協議完成後，中國雪櫃將毋須承擔該等租金開支，導致每年節省約人民幣2,783,800元。另一方面，將於收購後為土地使用權及樓宇提計折舊。假設8號土地及10號土地將獲授為期50年之土地使用權，而樓宇按照本集團之折舊政策以三十年年期計算折舊，與收購有關之年度折舊將約為人民幣1,100,000元，即人民幣25,704,133.80元與人民幣27,596,783.50元之2%及人民幣1,000,000元之3.33%之總和。然而，謹請注意，該折舊金額謹計算作表述目的，而將日後於本集團之損益表扣除之實際折舊金額將按本公司核數師進行之法定審核後釐定。

條件

10號土地使用權轉讓協議須於股東特別大會中由獨立股東決議批准後，方可生效。

其他必要條款

10號土地使用權轉讓協議中所規定的數項條文乃保障中國雪櫃的權益，其中包括：

(i) 白雲機電進行所有必需程序，包括支付任何轉讓補償，使自白雲機電轉讓10號土地之土地使用權予中國雪櫃將無任何法律障礙作出保證；及

(ii) 於10號土地使用權轉讓協議之生效日期一年內，倘白雲機電並無將10號土地之土地使用權全部轉讓予中國雪櫃時，白雲機電將退還任何已付代價及支付總代價之30%作為賠償。

於最後可行日期，土地出讓金尚未清償，並須由白雲機電向中國雪櫃收取首期款項人民幣10,281,653.52元後十五日內清償。倘實際土地出讓金超出人民幣2,148,000元，該額外金額將由白雲機電承擔，而10號土地使用權轉讓協議之代價將維持不變。

根據中國法律顧問進一步告知，10號土地之土地使用權屬白雲機電所有，根據中國法律及規例，中國雪櫃應從白雲機電，而非從中國政府或任何其他第三方購入10號土地之土地使用權。

由於並無轉讓性質房地產證，故威格斯資產評估顧問有限公司於估值報告中並無對10號土地及樓宇賦予任何商業價值。該土地及樓宇經威格斯資產評估顧問有限公司基於載列在估值報告中之若干假設下作出評估，其於二零零四年五月三十一日的指標性公開市值分別為人民幣28,000,000.00元（相當於約26,415,094.33港元）及人民幣9,000,000.00元（相當於約8,490,566.04港元）。白雲機電之董事向本公司確定，(i)該公司最初於一九六零年左右獲得10號土地，而涉及獲得10號土地使用權的成本及其它費用約人民幣6,796,000.00元（相當於約6,411,320.75港元）及(ii)樓宇建築於一九七四年至一九九六年期間建成，樓宇的建築成本及其它費用約人民幣16,278,000.00元（相當於約15,356,603.77港元）。

代價

土地使用權之收購代價為人民幣27,596,783.50元（相當於約26,034,701.41港元）及收購樓宇之代價為人民幣1,000,000.00元（相當於約943,396.23港元）乃雙方按一般商業條款及公平原則進行磋商後釐定。10號土地之代價乃參照威格斯資產評值顧問有限公司按其估值報告中所載若干假設的價值（即10號土地為人民幣28,000,000.00元（相當於約26,415,094.33港元）及樓宇為人民幣9,000,000.00元（相當於約8,490,566.04港元））。就此，董事認為該代價屬公平及合理，以及該收購對本公司及整體股東帶來最大利益。董事認為本集團擁有足夠的內部資源以滿足上述代價。

付款條款

當(i)中國雪櫃收到以中國雪櫃為名的8號土地上之房地產證，(ii)10號土地及樓宇使用權之轉讓已經註冊登記及(iii)中國雪櫃收到以中國雪櫃為名的房地產證後，本集團將於三十天內以內部資源，並以現金形式支付予白雲機電人民幣28,596,783.50元（相當於約26,978,097.64港元）之代價總額。

(ii) 由8號土地使用權轉讓協議生效的1年內，倘白雲機電並無將8號土地之土地使用權全部轉讓予中國雪櫃時，白雲機電將退還任何已付代價及支付總代價之30%作為賠償。

3. 10號土地使用權轉讓協議

協議日期

二零零四年七月六日

訂約方

賣方：白雲機電
買方：中國雪櫃

將予收購之資產

該資產包括10號土地及樓宇之土地使用權。

根據中國法律意見，白雲機電獲廣州市房地產管理局根據《同意使用土地通知書》准許使用地盤總面積約143,660平方米位於沙河同和、象崗山、燕塘崗及車園村之土地(「獲准許土地」)。地盤面積約39,048.18平方米之10號土地及樓宇位於獲准許土地上。獲准許土地為劃撥性質，被中國政府徵用為廠房、工業學院及員工宿舍用途。工業用地之土地使用權之最長年期為50年。

根據房地產證(文件編號：穗房地產証字第0566404號)，10號土地之土地使用權屬白雲機電所有。然而，由於白雲機電尚未完成有償出讓程序，10號土地目前仍屬劃撥性質。

中國法律顧問亦告知，由於10號土地之土地使用權屬白雲機電所有，白雲機電擁有權利轉讓該土地予中國雪櫃。然而，鑑於10號土地之劃撥性質，根據中國法例及規例，白雲機電只可以向廣州市國有土地資源及房屋管理局支付所有土地出讓金之方式以取得國有土地有償出讓的資格，以轉讓該等土地使用權予中國雪櫃。

按威格斯資產評估顧問有限公司告知，10號土地之土地出讓金估計約為人民幣2,148,000元，乃根據直接比較法，參照廣州市政府所刊發標準地價以及當地銷售之憑證所得。

付款條款

本集團將以下述方式按本集團的內部資源及以現金形式支付白雲機電人民幣25,704,133.80元(相當於約24,249,182.83港元)作為付款代價：

1. 將於8號土地使用權轉讓協議生效日期起之三個工作天內支付約人民幣10,281,653.52元(當中約人民幣4,148,000.00元將用作清償8號及10號土地之土地出讓金)；

2. 將於(i)白雲機電所發出之授權委託書委派白雲機電之工作人員執行轉讓手續及(ii)提供該授權委託書副本予中國雪櫃後之三個工作天內支付人民幣7,711,240.14元；

3. 將於有關房屋管理部門受理8號土地使用權轉讓協議之申請後之三個工作天內支付人民幣6,426,033.45元；及

4. 將於轉讓手續完成後及中國雪櫃以中國雪櫃之名義獲得有關國有土地使用權證或房地產證後之三個工作天內支付人民幣1,285,206.69元。

付款條款乃中國雪櫃及白雲機電透過雙方磋商達致之商業決定。

董事認為本集團擁有足夠的內部資源以滿足上述代價。

條件

8號土地使用權轉讓協議須於股東特別大會上由獨立股東決議批准後，方可生效。

其他必要條款

8號土地使用權轉讓協議中已訂立數項條文乃保障中國雪櫃的權益，其中包括：

(i) 白雲機電進行所有必需程序，包括支付任何轉讓補償，使自白雲機電轉讓8號土地之土地使用權予中國雪櫃將無任何法律障礙作出保證；及

按威格斯資產評估顧問有限公司告知，8號土地之土地出讓金估計約為人民幣2,000,000元，乃根據直接比較法，參照廣州市政府所刊發標準地價以及當地銷售之憑證所得。

於最後可行日期，土地出讓金尚未清償，並須由白雲機電向中國雪櫃收取首期款項人民幣10,281,653.52元後十五日內清償。倘8號土地之實際土地出讓金超出人民幣2,000,000元，該額外金額將由白雲機電承擔，而8號土地使用權轉讓協議之代價及付款條款將維持不變。此後，將向中國雪櫃發出與8號土地有關之房地產證。

根據中國法律顧問進一步告知，8號土地之土地使用權屬白雲機電所有，因此，根據中國法律及規例，中國雪櫃只可從白雲機電，而非從中國政府或任何其他第三方購入8號土地之土地使用權。

8號土地將於白雲機電申請及收取有關房地產證前購入。按中國法律顧問，除非土地使用權及房屋擁有權屬同一人所有，否則不會發出與8號土地有關之房地產證。

由於並無屬轉讓性質之房地產證，故威格斯資產評估顧問有限公司於估值報告中並無對8號土地賦予任何商業價值。該土地經威格斯資產評估顧問有限公司基於載列在估值報告中之若干假設下作出評估，該資產於二零零四年五月三十一日的指標性公開市值為人民幣26,000,000.00元（相當於約24,528,301.88港元）。白雲機電之董事會向本公司確定，該公司最初於一九六零年左右獲得8號土地，而涉及購入8號土地使用權之成本及其它費用約人民幣11,440,000.00元（相當於約10,792,452.83港元）。

代價

8號土地使用權之收購代價為人民幣25,704,133.80元（相當於約24,249,182.83港元），乃雙方按一般商業條款及公平原則進行磋商後釐定。該代價乃參照上述威格斯資產評估顧問有限公司依據其估值報告上所載之若干假設評估的價值（即人民幣26,000,000.00元（相當於約24,528,301.88港元））後協定。就此，董事認為該代價屬公平及合理，以及該收購對本公司及整體股東帶來最大利益。

交易，可構成上市規則第14A章中之關連交易及第14章中之須予披露交易。此須予披露交易及關連交易須待本公司之獨立股東於將予召開之股東特別大會上批准後，方可作實。

本通函旨在(i)向　閣下提供按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之交易之進一步資料；(ii)載列獨立董事委員會就此方面作出之推薦意見；(iii)載列道亨證券有限公司之意見函件；(iv)載列威格斯資產評估顧問有限公司編製之估值報告；及(v)於股東特別大會上就本通函所述之普通決議案徵求　閣下之批准。

2. 8號土地使用權轉讓協議

協議日期

二零零四年七月六日

訂約方

賣方：白雲機電
買方：中國雪櫃

將予收購之資產

該資產為8號土地之土地使用權。

根據中國法律意見，白雲機電獲廣州市房地產管理局根據《同意使用土地通知書》准許使用地盤總面積約143,660平方米，位於沙河同和、象崗山、燕塘崗及東園村之土地(「獲准許土地」)。地盤面積約36,370平方米之8號土地位於獲准許土地上。獲准許土地為劃撥性質，被中國政府徵用為廠房、工業學院及員工宿舍用途。工業用地之土地使用權之最長年期為50年。

中國法律顧問告知，8號土地之土地使用權屬白雲機電所有。然而，由於白雲機電尚未完成有償出讓程序，8號土地目前仍屬劃撥性質。

中國法律顧問亦告知，8號土地之土地使用權屬白雲機電所有，白雲機電擁有權利轉讓該土地使用權予中國雪櫃。然而，鑑於8號土地之劃撥性質，根據中國法例及規例，白雲機電只可以向廣州市國有土地資源及房屋管理局支付所有土地出讓金之方式以取得國有土地有償出讓的資格，以轉讓該等土地使用權。

HUALING HOLDINGS LIMITED
華凌集團有限公司
(在香港註冊成立之有限公司)
(股份代號：382)

執行董事：
李宇君(*董事長*)
陳小石
梁偉文
黃偉華

非執行董事：
張新華
陳宇航

獨立非執行董事：
羅榮生
陳維端
林明勇

註冊辦事處：
香港
灣仔
港灣道25號
海港中心
28樓2802-04室

敬啟者：

須予披露及關連交易

1. 緒言

於二零零四年七月八日，董事會公佈，於二零零四年七月六日，本公司擁有95%權益之中外合資經營企業中國雪櫃與白雲機電訂立(i) 8號土地使用權轉讓協議，其中涉及中國雪櫃以人民幣25,704,133.80元(相當於約24,249,182.83港元)的代價總額收購白雲機電所擁有8號土地之所有利益、權利及業權，及(ii)與白雲機電訂立10號土地使用權轉讓協議，其中涉及中國雪櫃以人民幣28,596,783.50元(相當於約26,978,097.64港元)的代價總額收購白雲機電所擁有10號土地及座落於該土地的樓宇之所有利益、權利及業權。

白雲機電乃廣州白雲聯合公司之全資附屬公司，而於最後可行日期，廣州白雲聯合公司持有及擁有本公司已發行股本之10.30%，現時為本公司之第二大股東，因此根據上市規則，白雲機電乃廣州白雲聯合公司之聯營公司及本公司的關連人士。並根據上市規則第14A章，任何中國雪櫃與白雲機電之交易均構成關連交易。按8號土地使用權轉讓協議及10號土地使用權轉讓協議所進行之

「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「平方米」	指	平方米

除特別註明外，本通函將以此港元兑換人民幣之匯率作換算比率，以方便說明：

1.00港元：人民幣1.06元

以上換算並不代表人民幣或港元金額於有關日期可以或應以按上述匯率或任何其他匯率換算或在任何情況下予以換算。

「獨立董事委員會」	指	獨立董事委員會，由獨立非執行董事羅榮生先生、陳維端先生以及林明勇先生組成
「獨立股東」	指	除Able Profit Investment Limited及廣州白雲聯合公司以外的股東
「最後可行日期」	指	二零零四年八月十日，即本通函付印前確定其中所載資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「8號土地」	指	土地總面積約為36,370平方米，位於廣州市白雲區同寶路8號，詳載於8號土地使用權轉讓協議中及白雲機電擁有之土地使用權
「8號土地使用權轉讓協議」	指	中國雪櫃與白雲機電於二零零四年七月六日訂立之土地使用權轉讓協議以轉讓該8號土地使用權
「10號土地」	指	土地總面積約為39,048平方米，位於廣州市白雲區同和北路暫編10號，詳載於10號土地使用權轉讓協議中及白雲機電擁有之土地使用權
「10號土地使用權轉讓協議」	指	中國雪櫃與白雲機電於二零零四年七月六日訂立之土地使用權轉讓協議以轉讓該10號土地使用權
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國目前之法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之股份

在本通函內，除文義另有所指外，下列詞彙具有下列涵義：

「轉讓協議」	綜合指	8號土地使用權轉讓協議及10號土地使用權轉讓協議
「聯繫人士」	指	具上市規則所賦予定義
「白雲機電」	指	廣州白雲機電工業公司，為廣州白雲聯合公司之全資附屬公司
「董事會」	指	董事會
「樓宇」	指	白雲機電所擁有10號土地上之二十四幢建築物，其總建築面積為24,596.15平方米，詳載於10號土地使用權轉讓協議
「中國雪櫃」	指	中國雪櫃實業有限公司，本公司持有95%股份之中外合資企業公司
「本公司」	指	華凌集團有限公司，一間於香港註冊成立之有限責任公司
「董事」	指	本公司董事(獨立非執行董事除外)
「股東特別大會」	指	本公司將召開之股東特別大會，藉以批准(其中包括)轉讓協議
「本集團」	指	本公司及其附屬公司
「廣州白雲聯合公司」	指	廣州國營白雲農工商聯合公司，全資國營企業，持有及擁有本公司已發行股本之10.30%，現時為本公司之第二大股東
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區

目錄

頁次

此乃要件 請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有華凌集團有限公司之股份，應立即將本通函及隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HUALING HOLDINGS LIMITED
華凌集團有限公司

(在香港註冊成立之有限公司)

(股份代號：382)

須予披露及關連交易

獨立董事委員會及獨立股東之
獨立財務顧問

道亨證券有限公司

道亨證券有限公司
DaoHengSecurities Ltd.

董事會函件載於本通函第4至13頁。載有獨立董事委員會就關連交易所作出推薦意見之函件載於本通函第14頁。獨立財務顧問道亨證券有限公司載有其致獨立董事委員會及獨立股東之函件載於本通函第16頁。獨立估值師威格斯資產評估顧問有限公司編製之估值報告載於本通函第22頁。

本公司謹訂於二零零四年九月三日下午二時三十分假座香港灣仔港灣道1號萬麗海景酒店閣樓3-4室召開股東特別大會，有關召開股東特別大會的通告載於本通函第35頁，隨函附奉股東特別大會之代表委任表格。無論 閣下能否出席股東特別大會，務請將隨附之代表委任表格按其上印列之指示填妥並儘早交回，該表格無論如何最遲須於大會或其任何續會(視乎情況而定)指定舉行時間前48小時交回本公司之註冊辦事處，地址為香港灣仔港灣道25號海港中心28樓2802-04室。填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會，並於會上投票。

二零零四年八月十三日

2004 Interim Report


HUALING
華凌集團有限公司
HUALING HOLDINGS LIMITED
ON/OFF
TEMP
MODE

Results

The Board of Directors (the "Board") of Hualing Holdings Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 (the "Period") as follows:

Condensed Consolidated Profit and Loss Account

	Note	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	2	1,199,522	909,857
Cost of sales		(1,070,437)	(798,299)
Gross profit		129,085	111,558
Other revenues	3	14,898	21,718
Distribution costs		(101,005)	(81,778)
Administrative expenses		(58,115)	(63,385)
Other operating expenses		(5,019)	(732)
Operating loss	4	(20,156)	(12,619)
Finance costs		(14,180)	(12,920)
Share of losses of associates		(1,684)	(301)
Loss before taxation		(36,020)	(25,840)
Taxation	5	(2,117)	(1,307)
Loss after taxation		(38,137)	(27,147)
Minority interests		(6,488)	(452)
Loss attributable to shareholders		(44,625)	(27,599)
Losses per share			
– basic	7	(2.8) cents	(2.0) cents
– diluted	7	(2.8) cents	N/A

Condensed Consolidated Balance Sheet

	Note	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		693,373	729,182
Other assets		56,067	41,110
		749,440	770,292
Current assets			
Inventories		516,670	549,900
Trade and other receivables	9	584,690	370,620
Prepaid value-added tax		33,127	61,839
Pledged bank deposit		198,067	128,059
Bank and cash balance		194,756	132,716
		1,527,310	1,243,134
Current Liabilities			
Trade and other payables	10	1,222,203	1,068,000
Tax payable		1,308	1,748
Short-term bank borrowings		581,044	510,637
		1,804,555	1,580,385
Net current liabilities		(277,245)	(337,251)
Total assets less current liabilities		472,195	433,041
Financed by:			
Share capital	11	158,204	138,204
Reserve		228,000	215,334
		386,204	353,538
Minority interests		57,840	51,352
Non-current liabilities			
Long-term bank borrowings		28,151	28,151
		472,195	433,041

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash inflow/(outflow) from operating activities	28,210	(6,119)
Net cash outflow from returns on investments and servicing of finance	(14,274)	(14,893)
Taxation paid	(9,465)	(58,205)
Net cash outflow from investing activities	(20,100)	(11,773)
Net cash outflow before financing	(15,629)	(90,990)
Net cash inflow from financing	77,669	80,870
Increase/(Decrease) in bank balance and cash	62,040	(10,120)
Bank balance and cash as at 1 January	132,716	174,262
Bank balance and cash as at 30 June	194,756	164,142

Consolidated Statement of Change in Equity

	Share Capital (unaudited) HK$'000	Share Premium (unaudited) HK$'000	General reserve fund (unaudited) HK$'000	Enterprise expansion fund (unaudited) HK$'000	Exchange reserves (unaudited) HK$'000	Accumulated losses (unaudited) HK$'000	Total (unaudited) HK$'000
Balance as of 1 January 2003	138,188	509,383	37,361	16,958	28,339	(298,769)	431,460
Share of post-acquisition reserves			5				5
Currency translation difference					7		7
Net gain not recognised in the profit and loss account	138,188	509,383	37,366	16,958	28,346	(298,769)	431,472
Net loss for the period						(27,599)	(27,599)
Profit appropriation			6,947			(6,947)	-
Issue of share capital	16	18					34
Share issue expenses		(3)					(3)
Balance as of 30 June 2003	138,204	509,398	44,313	16,958	28,346	(333,315)	403,904
Balance as of 1 January 2004	138,204	509,398	37,361	16,958	27,362	(375,745)	353,538
Share of post-acquisition reserves							-
Currency translation difference					21		21
Net gain not recognised in the profit and loss account	138,204	509,398	37,361	16,958	27,383	(375,745)	353,559
Net loss for the period						(44,625)	(44,625)
Profit appropriation			610			(610)	-
Issue of share capital	20,000	60,000					80,000
share issue expenses		(2,730)					(2,730)
Balance as of 30 June 2004	158,204	566,668	37,971	16,958	27,383	(420,980)	(386,204)

Notes to Unaudited Condensed Financial Statements

1. Principal Accounting Policies and Basis of Preparation

These condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements have not been audited by the Company's auditors but have been reviewed by the Company's Audit Committee.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the 2003 annual accounts.

2. Turnover and Segment Information

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

An analysis of the Group's turnover and contribution to operating loss by products are summarized as follows:

	Turnover		Contribution to operating profit/(loss)	
	Six months ended		Six months ended	
	30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000	30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000
Sales of refrigerators (Note 1)	164,477	186,439	(22,296)	(22,183)
Sales of air-conditioners (Note 2)	834,055	564,587	(4,575)	12,506
Sales of mini-refrigerators (Note 3)	200,990	158,831	14,738	2,253
Others	–	–	(8,023)	(5,195)
	1,199,522	909,857	(20,156)	(12,619)

Note 1: Analysis of sales of refrigerators into domestic sales in the PRC and export sales outside the PRC is as follows:

	Six months ended 30 June 2004 (Unaudited) HK$'000	Six months ended 30 June 2003 (Unaudited) HK$'000
Domestic sales in the PRC	128,273	163,178
Export sales outside the PRC		
Europe	24,857	11,001
America	119	259
Asia-Pacific	10,924	11,905
Africa	304	96
Total export sales	36,204	23,261
Total	164,477	186,439

Note 2: Analysis of sales of air-conditioners into domestic sales in the PRC and export sales outside the PRC is as follows:

	Six months ended 30 June 2004 (Unaudited) HK$'000	Six months ended 30 June 2003 (Unaudited) HK$'000
Domestic sales in the PRC	427,737	233,361
Export sales outside the PRC		
Europe	212,013	167,107
America	74,987	116,877
Asia-Pacific	56,536	46,563
Mid-east	61,024	–
Africa	1,758	679
Total export sales	406,318	331,226
Total	834,055	564,587

Note 3: Analysis of sales of mini-refrigerators into domestic sales in the PRC and export sales outside the PRC is as follows:

	Six months ended 30 June 2004 (Unaudited) HK$'000	Six months ended 30 June 2003 (Unaudited) HK$'000
Domestic sales in the PRC	42,512	54,201
Export sales outside the PRC		
Europe	53,883	6,961
America	60,221	44,184
Asia-Pacific	42,789	51,123
Africa	1,585	2,362
Total export sales	158,478	104,630
Total	200,990	158,831

3. Other Revenues

	Six months ended 30 June 2004 (Unaudited) HK$'000	Six months ended 30 June 2003 (Unaudited) HK$'000
Rental Income	2,002	4,016
Write-back of provision for obsolete stock	2,508	–
Write-back of provision for doubtful debts	–	8,900
Government subsidies	1,154	2,215
Sales of scrap material	6,872	5,362
Others	2,362	1,225
	14,898	21,718

4. Operating Loss

	Six months ended 30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000
Operating loss is stated after charging the following:		
Depreciation on fixed assets	34,762	36,452
Amortisation of goodwill	340	340
Interest on borrowings	15,859	17,465

5. Taxation

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong Profit Tax. Overseas taxation has been calculated on the estimated assessable profit for the Period as the rate prevailing in the respective jurisdictions.

	For the Six months ended 30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000
PRC enterprise income tax	2,117	1,307

6. Interim Dividend

The directors do not recommend any payment of interim dividends for the Period (2003: nil).

7. Losses Per Share

The calculation of basic losses per share is based on the unaudited losses for the Period of HK$44,625,000 (2003: HK$27,599,000) and on the weighted average number of 1,568,849,595 shares (2003: 1,382,025,800 shares) in issue during the Period.

Diluted losses per share for the period is computed by number of 1,569,371,336 shares (2003: No diluted effect).

8. Investments in subsidiaries

Pursuant to a document (商資二批[2004]191號Shang Zi Er Pi [2004] No. 191) issued by 中華人民共和國商務部Ministry of Commerce of the PRC, 合肥華凌電器有限公司 Hefei Hualing Electrics Co., Ltd, an equity joint venture in which the Group has a 50.05% interest, has been converted into a joint stock limited company with effect from 28 February 2004.

9. Trade and Other Receivables

No specific credit term policy was adopted by the Group as the credit terms granted by the Group's varies towards different customers. The ageing analysis of trade receivables is as follows:

	30 June 2004 (Unaudited) HK$'000	31 Dec 2003 (Audited) HK$'000
within one year	400,090	226,552
over 1 year but within 2 years	7,130	14,750
over 2 years	5,647	5,647
	412,867	246,949

10. Trade and Other Payables

The ageing analysis of trade payables is as follows:

	30 June 2004 (Unaudited) HK$'000	31 Dec 2003 (Audited) HK$'000
within one year	634,524	543,774
over 1 year but within 2 years	24,391	18,628
over 2 years	5,741	2,254
	664,656	564,656

11. Share Capital

	30 June 2004 (Unaudited) HK$'000	31 Dec 2003 (Audited) HK$'000
Authorised:		
3,000,000,000 Ordinary shares (as at 31 December 2003: 1,600,000,000 Ordinary shares) of HK$0.1 each	300,000	160,000
Issued and fully paid:		
1,582,036,408 (31 December 2003: 1,382,036,408) Ordinary shares of HK$0.1 each	158,204	138,204

On 30 January 2004, Able Profit Investment Limited ("AP"), Profit Upsurge Limited ("PU"), a wholly owned subsidiary of AP, and the Company entered into a placing agreement with the placing agents, pursuant to which AP and PU have agreed to place or procure the placing through the placing agents of 80,000,000 placing shares and 120,000,000 placing shares respectively, to not less than six third-party investors, at a placing price of HK$0.40 per placing share. At the same time, AP, PU and the Company entered into a subscription agreement, pursuant to which AP and PU have conditionally agreed to subscribe, or procure whom they may direct, to subscribe for 80,000,000 and 120,000,000 subscription shares respectively at a price of HK$0.40 per subscription share.

The placing shares and the subscription shares represent approximately 14.47% of the share capital of the Company immediately before the subscription or approximately 12.64% of the issued share capital of the Company as enlarged by the subscription. The placing and the subscription were completed on 13 February 2004. The net proceeds from the subscription of approximately HK$77,000,000 have been received by the Company.

The authorized share capital of the Company increases from HK$160,000,000 to HK$300,000,000 by the creation of an additional 1,400,000,000 new shares of HK$0.10 each by passing of an ordinary resolution proposed at an Extraordinary General Meeting held on 29 June 2004.

12. Share Options

The share option scheme adopted by the Company on 26 November 1993 ("1993 Share Option Scheme") expired on 25 November 2003. A new share option scheme ("2003 Share Option Scheme") was approved by the shareholders at the Extraordinary General Meeting on 27 June 2003 and was adopted thereafter. 1993 Share Option Scheme was terminated immediately upon the adoption of 2003 Share Option Scheme. The options granted under 1993 Share Option Scheme will remain in force and effect.

There is no change in any terms of the 2003 Share Option Scheme during the six months ended 30 June 2004. The details terms of the scheme were disclosed in the 2003 annual accounts.

No option has been granted under the 2003 Share Option Scheme. No share option were exercised, cancelled or lapsed under the 1993 Share Option Scheme of the Company during the Period.

Movements of number of share options granted under the 1993 Share Option Scheme during the Period are as follows:

	Options							
	held as at 01 Jan 2004	grant during the Period	exercised during the Period	Lapsed/ cancelled during the Period	held at 30 Jun 2004	Exercise Price	Exercisable from	Exercisable until
Directors:								
Zhang Xin Hua	800,000	–	–	–	800,000	0.930	30 Sep 1997	30 Sep 2007
Lo Wing Sang, Vincent	2,000,000	–	–	–	2,000,000	0.244	17 Feb 2000	17 Feb 2010
	1,000,000	–	–	–	1,000,000	0.211	05 Jul 2000	04 Jul 2010
Chan Wai Dune	2,000,000	–	–	–	2,000,000	0.244	17 Feb 2000	17 Feb 2010
	1,000,000	–	–	–	1,000,000	0.211	05 Jul 2000	04 Jul 2010
Employees	160,000	–	–	–	160,000	0.211	05 Jul 2000	04 Jul 2010
	6,960,000	–	–	–	6,960,000			

The share options are exercisable over a period of ten years from the date of granting the options.

13. Related Parties Transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group had the following material transactions with related parties during the Period, which the directors considered were in the normal course of business and under normal commercial terms:

	Six months ended	
	30 June 2004 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000
Purchase from Guangzhou Hualing Polyfoam Co., Ltd	3,241	2,269
Purchase from and processing charges paid to Yunggang Plastic Co., Ltd	–	2,783
Rental paid to Guangzhou Baiyun Mechanical Industrial Corporation	1,234	1,189
	4,475	6,241

14. Banking Facilities and Pledge of Assets

As at 30 June 2004, the Group had banking facilities of approximately HK$921,460,000 (as at 31 December 2003: approximately HK$843,210,000) for overdrafts, bank borrowings and trade financing. As at that date, approximately HK$797,390,000 (as at 31 December 2003: approximately HK$690,958,000) was utilized. Property, plant and equipment with net book value of approximately HK$390,033,000 as at 31 December 2003: HK$245,975,000) were pledged as security for the Group's short-term bank loans.

15. Capital Commitment

As at 30 June 2004, the Group had authorized and contracted capital commitments in relation to purchase of fixed assets of approximately HK$17,196,000 (as at 31 December 2003: approximately HK$4,140,000).

16. Contingent Liabilities

As at 30 June 2004, the balance of discounted letters of credit with recourse of the Group was amounted to approximately HK$39,458,000 (as at 31 December 2003: approximately HK$26,260,000), and there was no bill of exchange discounted/endorsed with recourse (as at 31 December 2003: approximately HK$1,385,000).

FINANCIAL PERFORMANCE

The Group's sales volume for the period ended 30 June 2004 was approximately 35% increase from the same period last year. Turnover reached approximately HK$1,199,522,000, representing an approximately 32% increase over the same period last year (2003: HK$909,857,000). The Group recorded an operating loss of approximately HK$20,156,000 (2003: HK$12,619,000). Loss attributable to shareholders was approximately HK$44,625,000 (2003: HK$27,599,000). As at 30 June 2004, cash on hand was approximately HK$194,756,000. The bank borrowings of the Group amounted to approximately HK$609,195,000, including short-term bank loans of approximately HK$581,044,000. As at the period end, the debt to equity ratio, calculation based on total of short-term and long-term loans against consolidated shareholders' equity was about 1.6 (as at 31 December 2003: 1.5).

INTERIM DIVIDEND

The Board has resolved not to pay any interim dividend for the period ended 30 June 2004 (2003: nil).

INDUSTRY OVERVIEW

Like all kinds of industries, household appliance enterprises also opt for the strategy of globalization development. PRC is currently one of the most important production bases and exporting countries for household appliances in the world with an export value up to US$12.58 billion, among which the total export of air-conditioners amounted to 16,438,800 units, representing one fold increase from last year. The export amount of the refrigerators was 8,807,300 units, jumping 44.3%. Approaching the gradual liberation of World Trade, the PRC, as a world factory is further consolidated. It is anticipated that the export market of household appliances in the PRC has a huge potential for development. Simultaneously, with a growing living standard of Chinese people, the household appliances such as air-conditioners have become necessities from luxuries. All these favorable factors created a promising operational environment for household appliance enterprises in the PRC.

Reviewing the first half of this year, the Central Government introduced a series of macroeconomics adjustment and control measures in order to suppress the surging price of raw materials. But the surging prices of major raw materials like steel, copper and plastic during the first half of this year, and adjustment of export tax rebate led to the rise in production cost and the subsequent severe impact on the profit margin of household appliance products. The elimination of market competitors over the past few years signified a better competition environment for the air-conditioner industry.

BUSINESS REVIEW

Faced with the complicated economic environment such as surging price of raw materials in the PRC, continuously decreasing market prices of products and change of export tax rebate policy, the Group adopted prudent operational strategies and aggressive development measures. The Group achieved remarkable results in areas like business management, sales and marketing, product development, quality control, brand building and information management, maintaining a stable and healthy business performance with a promising growth in both domestic and export markets.

Under the review period, the total sales volume of the Group's products reached 1,202,200 units, representing a 35% increase over the same period last year. Among the total sales volume, 503,000 units and 699,200 units were sold for PRC consumption and export sales, a 35% and 37% increase respectively from the same period last year.

To further generate revenue and minimize expenditure, the Group introduced the cost control in product development, procurement of raw materials and manufacturing process, particularly the cost control over the procurement of raw materials and the introduction of a bidding system and made allies with strategic partners. All measures of cost control achieved an effective result.

Both air-conditioners and refrigerators recorded a significant growth of overall sales volume over the same period last year, among which the total sales volume of air-conditioners amounted to 663,500 units while that of refrigerators amounted to 538,700 units, a 49% and 21% increase respectively over the same period last year. In particular, for the air-conditioners, there were around 20 major brands distributed throughout all major channels in the PRC market in which about one-half was domestic brands. With such an extremely fierce competition in the industry, the warfare for market share among different brands was keen, the sales volume of the Group's air-conditioners in the PRC market still recorded a 87% growth over the same period last year.

Air-conditioner Business Analysis

During the period under review, the total sales volume of air-conditioners amounted to approximately 663,500 units, a 49% growth from the same period last year. Turnover of air-conditioners amounted to approximately HK$834,055,000 during the period under review, a 48% period-on-period growth.

Regarding the sales distribution of air-conditioning products, sales of window-type air-conditioners accounted for approximately 22% of the total sales volume, a decrease of approximately 19% compared to 41% of last year. Corresponding figures for cabinet-type and split-type air-conditioners were 6% and 72%. Cabinet-type air-conditioners maintained the same level compared with the same period last year whereas split-type air-conditioners represented an increase of approximately 18%.

Overseas Export Market

The Group's air-conditioner export business continued to maintain a rapid growth. The export volume was approximately 359,200 units during the period under review, increased by approximately 27%. Turnover of export sales reached approximately US$52.09 million, which accounted for approximately 49% of the total sales of air-conditioners. The Group's export volume of air-conditioners to North America and Europe remained stable. Export volume to Europe increased by about 27% over the corresponding period last year. The Group also actively explored the emerging markets such as the Middle East and the export sales to the Middle East amounted to US$7.82 million.

The Directors believe, with its established international brand name and strength, the development of overseas export business will be promising.

The PRC Market

Though with the effect of a drop in sales price resulted from market competition, the withdrawal of some competitors created a better operational environment and an upsurge of the cost of raw materials, leading to an upturn in sales price during the middle of the year. The sales volume amounted to approximately 304,300 units, increased by 87% when compared to the same period of last year. The turnover increased by approximately 83% and amounted to approximately HK$427,737,000. Split-type air-conditioners accounted for approximately 85% of the total sales volume in the PRC market and shared the largest portion among other segments.

The Directors believe, under the new mode of sales and marketing management and olive-scale marketing management structure, the market reflection rate of the overall sales and marketing system can be greatly enhanced with an operation of following closer to market, contributing a more satisfactory performance in the PRC market exploration.

Refrigerator Business Analysis

During the period under review, the Group's refrigerator sales volume increased by approximately 21% compared to the corresponding period last year, amounted to approximately 538,700 units. Turnover amounted to approximately HK$365,467,000, representing an increase of approximately 6% over the same period last year. Among them, refrigerator and mini-refrigerator business amounted to 170,900 units and 367,800 units, accounted for 32% and 68% of the total sales volume, representing a 5% drop and 38% growth over the same period last year, respectively.

During the period under review, Hefei Hualing Electrics Co Ltd, the Group's subsidiary which is the major production base of mini-refrigerators, has been converted from an equity joint venture into a joint stock limited company.

The Directors believe, the refrigerator business in the PRC will be upgraded from low-end frozen refrigerators to high-end frozen-free refrigerators. The Group has speed up the consolidation of foundation of frozen-free production. In September 2004, China Refrigeration Industry Co., Ltd ("China Refrigeration") in which the Group has 95% interest, acquired the land use right of two pieces of land among which the land use right of No.8, Tongbao Road in Baiyun District, Guangzhou which is the existing production base, offices and inventories of China Refrigeration as well as land use right of the land and buildings situated at No.10 Tonghe North Road at a consideration of RMB54.3 million. The Group believes that this acquisition ensures the continuity and possibility of future expansion for China Refrigeration and thus is the best interests of the Company and shareholders as a whole.

Overseas Export Market

During the period under review, the export sales volume of the Group's refrigerators was satisfactory, with export volume surged 50% to approximately 340,000 units. Among which, refrigerators and mini-refrigerators amounted to 38,000 units and 302,000 units respectively. Total turnover increased approximately 52% to approximately HK$194,682,000.

The PRC Market

During the period under review, the sales volume of refrigerators in the PRC dropped 10% compared to the corresponding period last year, reached approximately 198,700 units. Turnover decreased by approximately 21% and amounted to approximately HK$170,785,000.

The Directors consider that the drop in the sales volume of refrigerators is mainly due to the 20% substantial price reduction of similiar models of other producers, affecting the sales volume.

OVERALL BUSINESS ANALYSIS OF THE GROUP

Business Management

The Group reformed the internal management system and the implementation of operation accountable system in the refrigerator company and achieved a satisfactory result. After the introduction of the innovative management system, the Group's management and all staff achieved higher operation efficiency, leading to better cost control of different departments and further enhancing productivity. The Group also dedicated to improving the management quality of Hualing air-conditioning business. The "production, logistics and procurement management and regulation plan" was devised and implemented during the period under review. The Group strictly followed the management objectives of "tapping new sources of revenue and cutting down expenditures, attaining clear and definite responsibility, implementing resolute practice and executing reward and punishment".

Sales and Marketing

During the review period, while consolidating relationship with existing customers, the Group also actively explored new markets. By using marketing strategies, integrated marketing communications, market segmentation and highly selected media etc, the Group kicked off promotion campaigns for different products in the major cities in the PRC like Chongqing, Sichuan, Zhejiang and Hunan.

To ensure the momentum of sales growth, the Group will actively form a strategic alliance with distributors in the PRC so as to increase the operational efficiency of marketing network. After providing Suning electrical appliance chain stores with 150,000 units of air-conditioners, the Group entered into a pact with the largest retail chain enterprise in the PRC, GOME, underwrote 100,000 units of air conditioners with an aggregate value of RMB220 million.

Product Research and Development ("R&D")

To satisfy different market needs, 2 different ranked air-conditioners with more than 50 products were launched in the PRC, among which the V series split-type and P series cabinet-type air-conditioners with characteristics of small scale and low cost, have become the new focus in the household electrical appliance market. Y series split-type and H series cabinet-type air-conditioners, with their highly effective, multi-functional, healthy, gorgeous and refined appearance, manifest the high quality image of Hualing. They not only built the brand image, but also are major models that generate profits. Development of the new models for exports was responded to the important customers from the regions in Europe and North America. With the quality assurance, the Group also implemented a strategy of product differentiation and fully utilized the technological edge.

The new product of refrigerator business is designed on the theme of "Healthy, Energy saving". On the basis of Mitsubishi Vitamin Fresh-Retaining Technology (「三菱維他命保鮮技術」), a new image of a professional and healthy product was established.

In addition, the Group is undergoing technological cooperation with a major U.S. company in the refrigerant industry, which jointly developed the most globally advanced CRV digital central air-conditioners. It helped enhance the R&D ability and product quality of the Group.

Quality Control

During the period under review, the quality of the Group's products maintained a stable level of high standard and has been waiting for the proclamation of assessment results after completing the application for accreditation of three national brand names. Among them are "China Famous Brands", currently the most authoritative and the greatest honor for product brand in the PRC, in September has already been awarded to the Group's air-conditioners and refrigerators, "China Famous Goods for Export", the only national honor for export product brand, and "Product Exemption from Quality Surveillance Inspection", the authoritative certification for quality of product brand by the highest state authority for inspection of product quality. All of these honors significantly increase the reputation of the Group's products.

Besides, the Group was awarded "Quality and Efficient Advanced Enterprise in Guangdong Province" and the "Three Satisfaction" title for users of the provinces. (Satisfactory products for provincial users, Satisfactory enterprise for provincial users and Satisfactory service for provincial users).

Information System Management

The Group, during the period, continued to promote the information establishment and strengthened the existing information system to enhance the operating efficiency. During the period under review, SAP system recorded an output of 638,000 units, a 22.5% increase from the same period last year. Among them, a historic record high of monthly output reached 150,000 units in the months of May and June, making a record of average daily output of 5,000 units.

The reform of production management mode not only laid a solid foundation for the completion of the production task this year, but also satisfied the needs of sales growth, reinforcing the Group's confidence in completing the higher production goal in 2005.

Prospects

Due to the fierce competition from other large scale household appliance enterprises in the PRC, and the remaining higher cost of raw materials, the Group continues to increase the sales volume and to maintain a stringent cost control. Under such operating environment, leveraging on the existing dominancy and various patent technologies, the Group, being market-oriented and profit-concerned, will adopt the innovative management concepts for business expansion.

Residential construction industry remained a steady growth over last three years. The market volume of mini-central air-conditioners recorded one-fold increase every year on average. According to statistics, the market volume of mini-central air-conditioners reached RMB5.5 billion in 2003 and is expected to rise to RMB10 billion in 2006. In 2010, the growth may reach a range from RMB15 billion to RMB20 billion. The Group expects the prospect for the mini-central air-conditioner is bright.

Maintaining its product design, the Group will strengthen the "generalization" and "standardization" of the products. With two production lines in the PRC and overseas as a research and development platform, profit analysis and investment forecast on both export and domestic models will be conducted via cost of raw materials, market price, sales volume and moulding cost in order to achieve the goals of production efficiency enhancement and of manufacturing cost reduction.

EMPLOYMENT, TRAINING, DEVELOPMENT AND REMUNERATION POLICY

As at 30 June 2004, the Group employed approximately 3,900 staff, of which 11 are stationed in Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group has set up a share option scheme and provides retirement benefits, in the form of Mandatory Provident Fund etc. and other benefits, which are similar to the employees in the PRC. The Group will also grant bonus and other kinds of remuneration according to individual performance and the performance of the Group's overall profit.

LIQUIDITY AND CAPITAL RESOURCES

The Group generally financed its operations with cash flow generated internally and facilities provided by banks in the PRC.

DIRECTORS' AND CHIEF EXECUTIVE INTERESTS IN EQUITY AND DEBT SECURITIES

As at 30 June 2004, none of the director or chief executive of the Company was interested in the equity and debt securities of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance ("SFO")). The interests of each director and chief executive in the options of the Company and its associated corporations (within the meaning of the SFO), as recorded in the register maintained by the Company under Section 352 of the SFO Ordinance or as notified to the Company were as follows:

		Options		
		As at 1 January 2004	Exercise	As at 30 June 2004
ZHANG Xin Hua	Long positions	800,000	–	800,000
LO Wing Sang Vincent	Long positions	3,000,000	–	3,000,000
CHAN Wai Dune	Long positions	3,000,000	–	3,000,000

Share options are granted to directors under the 1993 Share Option Scheme. Summary of the scheme and movement of share options held by the Company's directors during the Period are set out in Note 12 to the Unaudited Condensed Financial Statements.

Other than those interests disclosed above, at no time during the Period, the directors and chief executives (including their spouse and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company and its associated corporations (within the meaning of the SFO).

Other than those interests disclosed above, at no time during the Period was the Company, its subsidiaries, its associated companies, its fellow subsidiaries or its holding company, a party to any arrangements to enable the directors and chief executives of the Company to hold any interests or short positions in the shares in, or debentures of, the Company or its associated corporations.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

The register of substantial shareholders maintained under Section 336 of the SFO shows that as at 30 June 2004, the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors.

Name of Shareholder		Number of shares held	Percentage of shareholding
Guangzhou International Group Co., Limited ("GIG")*	Long positions	670,076,808 **	42.4%
Able Profit Investment Limited*	Long positions	670,076,808 **	42.4%
Guangzhou Baiyun Agriculture Industry & Commerce Corporation	Long positions	162,960,000	10.3%

* As part of the reorganization of Guangzhou Municipal Government ("GMG"), the aggregate shares of the Company held by Guangzhou International Trust & Investment Corporation ("GZITIC") were transferred to Able Profit Investment Co., Limited ("AP") ("the Transfer"). After the Transfer, AP's immediate holdings company, GIG, will be the largest shareholder of the Company. The Company was informed by GZITIC and GIG on 29 May 2003 that the Transfer had been completed by 29 May 2003.

** 670,076,808 shares were pledged as share mortgage in exchange of a loan facility of US$20,000,000 to GIG and were registered under the name of Bright Asia Assets Ltd., as nominee shareholder of the lender.

PURCHASE, SALES AND REDEMPTION OF SECURITIES

The Company has not redeemed any of its shares during the Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the Period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited condensed accounts for the six months ended 30 June 2004 with the directors.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

Throughout the Period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules except that no independent non-executive directors are appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

By Order of the Board
LI YU JUN
Chairman

Hong Kong, 21 September, 2004

購入、出售及贖回股份

本公司於期內並無贖回本身之股份。本公司或各附屬公司於期內亦無購買或出售任何本公司之股份。

審核委員會

審核委員會已經與管理層審閱本集團所採納之會計原則及方法，並與董事討論有關內部監控及財務匯報事宜，包括審閱截至二零零四年六月三十日止六個月之未經審核中期賬目。

符合上市規則之「最佳應用守則」

除獨立非執行董事因按本公司之組織章程輪值告退及在股東週年大會應選連任而其任期無固定期限外，本公司於期內一直遵守上市規則所載列之「最佳應用守則」之規定。

承董事會命
董事長
李宇君

香港，二零零四年九月二十一日

除上文披露之權益外，於期內，各董事及高級行政人員(包括彼等之配偶及十八歲以下子女)並無擁有、獲授予或行使任何可認購本公司及其相聯法團(定義見證券條例)之股份之權利。

除上述披露的權益外，於期內，本公司、其附屬公司、其聯營公司、同系附屬公司或其控股公司概無參與任何協定，使本公司之董事及高級行政人員持有任何本公司或其相聯公司之股份、相關股份及債權證之權益或淡倉。

主要股東權益

根據證券條例第336條而設置之主要股東登記冊，顯示於二零零四年六月三十日本公司已接獲下列持有本公司已發行股本百份之五或以上權益之通知，此等權益並未包括於以上披露之董事之權益內：

股東名稱		持有股數	持股份比例
廣州國際集團有限公司(「廣州國際」)*	權益	670,076,808**	42.4%
Able Profit Investment Limited(「AP」)*	權益	670,076,808**	42.4%
廣州市國營白雲農工商聯合公司	權益	162,960,000	10.3%

* 作為廣州市政府重組的一部份，本集團之前主要股東，廣州國際信托投資公司(「廣州信托」)將直接及間接持有本公司之股權轉讓予Able Profit Investment Limited(「AP」)，AP的直接控股股東，廣州國際因此成為本公司的最終控股公司。本公司於二零零三年五月二十九日收到廣州信托及廣州國際的通知，該轉讓已於二零零三年五月二十九日完成。

** 其中670,076,808股已被廣州國際作為股權抵押，以取得向廣州國際提供的20,000,000美元的信貸額度，並登記於債權人之名義股東 Bright Asia Assets Ltd.名下。

僱用、培訓、發展及報酬政策

截至2004年6月30日，本集團共聘用約3,900位僱員，其中香港僱員佔11位。本集團給予員工報酬時主要以其表現、經驗及業內慣例作考慮準則。本集團已成立了購股權計劃及提供如退休保障，強制性公積金等，以及跟國內員工相類似的保障；亦會就其個人之表現及集團整體盈利之表現向員工提供酌情獎金及其他報酬。

流動資金及資本資源

本集團一般以其內部產生之流動現金及中國往來銀行所提供之融資作為其業務運作所需資金。

董事於股本證券或債務證券的權益

於二零零四年六月三十日，本公司各董事及高級行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例(「證券條例」))之證券及債券中擁有權益，根據本公司依據證券條例第352條而設置之登記冊所記載或據本公司接獲的通知，各董事及高級行政人員在本公司及其相聯法團(按證券條例的定義)之購股權的權益如下：

		購股權		
		於二零零四年一月一日	期內行使	於二零零四年六月三十日
張新華	權益	800,000	—	800,000
羅榮生	權益	3,000,000	—	3,000,000
陳維端	權益	3,000,000	—	3,000,000

購股權乃根據一九九三年購股權計劃而授予董事。該購股權計劃之簡述及期內由本公司董事持有及獲授之認股權載於未經審核的財務報表附註12。

資訊管理

本集團於期內繼續積極推動資訊化建設，並對原有的資訊系統進行強化，務求令其運作更有效流暢。回顧期內，SAP系統共錄得63.8萬台的產量進賬，比去年同期增長22.5%。其中，5至6月份達到歷史高峰，月產量達150,000台，創下平均日產5,000台的歷史記錄。

生產管理模式的改革，不僅為完成今年的生產任務打下了堅實基礎，使生產較好地滿足了銷量增長的需要，也增強了本集團在2005年完成更高生產目標的信心。

未來展望

鑒於來自國內其他大型家電商的競爭仍相當激烈，加上原料價格仍維持較高水平，本集團在提高產品銷量、及控制成本方面仍然不能鬆懈。在這樣的營運環境下，本集團將以其固有優勢及各項專利技術為後盾，以市場為導向，以效益為中心，憑藉積極創新的管理概念，著力拓展業務。

民用建築產業在過去三年持續增長，中國的小型中央空調市場容量平均每年都翻一番。據統計，2003年，小型中央空調的市場容量已達人民幣55億元，預計2006年，中國小型中央空調市場將達人民幣100億元，2010年增長到人民幣150億至人民幣200億元。本集團預期，小型中央空調發展前景非常樂觀。

而本集團會繼續在保持產品設計方面，強化產品的「通用化」、「標準化」，並以國內與國際兩個產品線為研究開發平台，將所有出口和國內機型，通過材料成本、市場售價、銷量、模具費用等方面進行盈利分析和投資預測，達到提高生產效率、降低製造成本的目標。

產品研發

針對不同市場需要，空調在國內推兩個不同檔次、50多種新產品、其中成功推出的以小型化低成本為設計要點的V系列分體和P系列櫃機，成為家電市場中的新焦點。而Y系列分體機和H系列櫃機則通過高效能、多功能、健康和豪華精緻的外觀等展現華凌高品質的形象，不僅樹立了品牌形象，而且也成為盈利的重點機型。出口新產品開發兼顧歐洲、北美等重點區域大客戶的需求，在保證質量的同時實施差異化產品策略，充分發揮了我們的技術優勢。

冰箱業務的新產品研發也以「健康、節能」為主題，並在「三菱維他命保鮮技術」基礎上，建立起產品專業和健康的新形象。

此外，本集團正與全球主要的製冷產業美國公司進行技術合作，共同研發世界最先進的CRV數碼中央空調，有助提升本集團研發能力及產品質素。

品質控制

回顧期內，本集團產品的品質維持於穩定良好的水平，並按時完成了三項國家級品牌的申報工作，正等候評審結果的頒佈。其中包括「中國名牌產品」，是目前國內最具權威性的、最高的產品品牌榮譽，在九月本集團的空調、冰箱產品均獲得了「中國名牌」的稱號；「中國名牌出口商品」，是迄今為止出口產品品牌唯一的國家級榮譽；而「國家質量免檢產品」的稱號，則是國家質量檢驗最高職能機構，對產品品牌質量的權威認定。這三項榮譽大大增加了本集團產品美譽度。

另外，本集團已榮獲了「廣東省質量效益型先進企業」和全省用戶「三滿意」稱號（全省用戶滿意產品，全省用戶滿意企業、全省用戶滿意服務）。

國內市場

回顧期內，本集團的國內冰箱銷售量約達198,700台，比去年同期下跌10%，營業額約達170,785,000港元，比去年同期下跌約21%。

董事認為，冰箱銷量下跌，主要由於其他生產商同類型產品大幅降價達20%，從而對銷量產生了影響。

集團整體營運分析

業務管理

本集團於期內進行了內部管理體制改革，於冰箱公司提出和實施部門承包經營責任制，並取得令人滿意的成效。此項創新的管理模式實施以後，本集團的管理層及各員工的工作效率得以提升，部門成本亦因受到控制而下調，生產力進一步提高。本集團亦致力提升華凌空調業務的管理質素，期內制訂和實施了《生產、物流、採購管理調整方案》，貫徹「開源節流、責任明確、堅決實施、獎罰分明」的管理宗旨。

市場營銷

回顧期內，本集團在鞏固現有客戶同時，亦積極開拓新銷售市場，並透過營銷策略、實施整合傳播、市場細分和優選媒體等政策，在國內重點城市重點市場如重慶、四川、浙江、湖南等地積極舉辦各項產品推廣活動，以改善銷售力度與質素。

為了確保銷售上升勢頭，本集團積極與國內家電連銷商組成戰略夥伴，提升市場營銷網絡的運行效率。繼向業務覆蓋全國的蘇寧連銷電器賣場提供空調約150,000台後，本集團再與國內最大零售連銷企業之一的國美簽訂協議，由其負責包銷100,000台空調，涉及金額達人民幣2.2億元。

董事相信，集團在新的營銷管理模式和橄欖型的市場管理結構下，整個營銷體系的市場反映效率得以大大提高，其運作更貼近市場，對拓展國內市場將取得更加令人滿意的業績。

冰箱業務分析

期內，本集團冰箱業務銷售量錄得約21%升幅，達538,700台；營業額約達365,467,000港元，較去年同期上升約6%。其中，大冰箱之銷售量為170,900台，小冰箱為367,800台，分別佔總銷售量32%及68%，較去年同期分別下跌約5%及增長38%。

於回顧期內，本集團旗下主要生產小冰箱業務的子公司，合肥華凌電器有限公司已由合資企業正式改組為股份制有限公司。

董事相信，中國冰箱業開始從低端有霜冰箱到高端無霜冰箱的產業升級，而本集團亦計劃加快無霜產業的佈局。2004年9月，本集團持有95%股權的中國雪櫃實業有限公司(「中雪」)斥資約人民幣5,430萬元，向廣州白雲機電工業公司購入兩地塊之土地使用權及樓宇使用權，其中位於廣州白雲區同寶路8號的地塊，為中雪現時的生產基地、辦公室及倉庫，及同和北路暫編10號的土地及樓宇使用權。本集團相信，這項收購可確保集團能夠維持中雪的持續運作及未來擴展的可行性，對本公司及整體股東帶來最大利益。

海外出口

本集團期內的冰箱出口業績理想，海外冰箱銷售量於期內約達340,000台，比去年同期上升約50%，其中大冰箱佔38,000台，小冰箱佔302,000台；總營業額上升約52%，約達194,682,000港元。

空調業務分析

本集團於期內的空調銷售量較去年同期上升49%，達663,500台。期內空調的營業額約達834,055,000港元，比去年同期上升約48%。

空調產品的銷售分佈中，窗機之銷售數量佔總銷售量約22%，較去年同期的41%下調約19%。而櫃機及分體機則分別佔總銷售量的6%及72%，櫃機維持與去年同期的水平，分體機則上升約18%。

海外出口

本集團的空調出口業務繼續加快增長，回顧期內的出口量約為359,200台，比去年同期上升約27%；出口銷售收入達約5,209萬美元，佔空調總銷售收入約49%。本集團於北美及歐洲市場的空調出口均保持穩定，其中歐洲的出口量較去年同期增加約27%，同時並積極開拓中東等新市場，期內中東市場的銷售額達約782萬美元。

董事相信，憑藉其已建立的國際知名度和雄厚的實力，對發展海外出口事業相當樂觀。

國內市場

雖然年初空調售價受市場競爭影響而下跌，但由於競爭白熱化，導致部分競爭者的退出，令目前營商環境轉趨明朗和原材料價格的大幅上漲，售價於年中已然回升。銷售量約達304,300台，比去年同期上升87%，營業額上升約83%，約達427,737,000港元。國內市場以分體機佔銷售量最大百分比，約為85%。

業務回顧

本集團面對國內原材料價格大幅上漲、產品市場價格持續下滑、出口退稅政策改變等一系列複雜的經濟環境，集團以謹慎的營運策略和積極的發展方針，在業務管理、市場營銷、產品研發、品質控制、品牌建立、資訊管理等各方面取得顯著的成效，並維持穩健的業績，國內及出口方面同時錄得可觀的增長。

回顧期內，本集團各產品總銷售量達約1,202,200台，較去年同期上升35%，其中約503,000台為國內市場銷售，約699,200台則為出口銷售，內銷及出口分別較去年同期上升約35%及37%。

為了進一步開源節流，本集團已將成本控制引入到產品研發、原材料採購、生產製造過程，特別是通過對原材料採購成本的控制，切入競價投標方式，建立戰略合作夥伴，各項措施於成本控制上均取得相當成效。

無論空調、冰箱的銷售量整體上都比去年同期有較大的增長，其中空調的銷售量總額為約663,500台，冰箱則為約538,700台，分別比去年同期增長49%及21%。特別是空調，現時全國各主要渠道正在銷售的品牌約20個，其中約一半為國內品牌。在行業競爭異常激烈，各品牌於市場份額的爭奪戰日趨激烈的情況下，本集團在國內市場的空調銷售量上仍較去年同期增長達87%。

財務回顧

截至2004年6月30日止6個月，本集團的整體銷售量較去年同期上升約35%，營業額約達1,199,522,000港元，較去年同期上升約32%(2003年：909,857,000港元)，經營虧損約為20,156,000港元(2003年：12,619,000港元)，股東應佔虧損約為44,625,000港元(2003年：27,599,000港元)。於2004年6月30日，本集團手頭現金約達194,756,000港元。銀行貸款約為609,195,000港元，其中約581,044,000港元為短期借款。於結算日，將短期貸款及長期貸款總和除以股東權益後，借貸比率約為1.6(截至2003年12月31日：1.5)。

中期股息

董事會將擬不派發截至2004年6月30日止期內之股息(2003年：無)。

行業概述

全球化拓展策略是各行業的大勢所趨，家電生產業亦不例外，中國是現時全球最重要的家電生產基地及出口國之一，去年出口達125.8億美元，其中空調的總出口量達1,643.88萬台，較前年上升1倍；而冰箱則達880.73萬台，上升44.3%。隨著世界經貿漸趨自由化，中國作為世界工廠的地位進一步鞏固，預期中國家電的出口市場將有極大發展潛力。同時，中國人民的生活質素不斷提高，空調等家電已由奢侈品轉變成必需品，種種利好因素，為中國家電生產商締造良好商機。

回顧今年上半年，中央政府推出一系列宏調措施，以壓抑售價大幅上漲的原材料，唯上半年的主要材料鋼、銅、塑膠價格均大幅上漲和出口退稅政策的調整，使到產品成本上升，從而嚴重影響了家電企業的產品毛利水平；經過幾年的市場淘汰，隨著部分競爭者的退出，空調行業的競爭環境正在向好的方面轉變。

13. 關聯公司交易

假如一間公司有能力在財務或業務決定上直接或間接控制另一間公司或對另一間公司產生重大影響則被視為關聯公司。假如它們受相同的控制或相同的重大影響亦被視作有關聯。

本集團於本期內與關聯公司進行下列重大交易，董事會認為該等交易均在正常業務中按一般商業條款進行：

	於六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
向廣州華凌泡沫塑料有限公司採購貨品	3,241	2,269
向雲港塑料有限公司採購貨品及支付加工費	–	2,783
向廣州白雲機電工業公司支付租金	1,234	1,189
	4,475	6,241

14. 銀行融資及資產抵押

於二零零四年六月三十日，本集團有關透支、貸款及貿易之銀行信用額度約為921,460,000港元（截至二零零三年十二月三十一日：約843,210,000港元）。截至該日，已動用的銀行信用額度約為797,390,000港元（二零零三年十二月三十一日：約690,958,000港元）。短期借款乃由集團的賬面淨值約390,033,000港元（二零零三年十二月三十一日：約245,975,000港元）之若干物業、廠房及設備等資產抵押。

15. 資本承擔

於二零零四年六月三十日，本集團授出及訂立之與固定資產有關的資本承擔約為17,196,000港元（截至二零零三年十二月三十一日：約為4,140,000港元）。

16. 或然負債

截至二零零四年六月三十日，集團的有追索權之已貼現信用證約39,458,000港元（二零零三年十二月三十一日：約為26,260,000港元）及並無有追索權之已貼現／背書匯票（二零零三年十二月三十一日：約為1,385,000港元）。

12. 購股權

本公司於一九九三年十一月二十六日採納之購股權計劃(「一九九三年購股權計劃」)於二零零三年十一月二十五日期滿。新的購股權計劃(「二零零三年購股權計劃」)已經二零零三年六月二十七日的股東特別大會批准並即採納。二零零三年購股權計劃採納後一九九三年購股權計劃隨即終止，而根據一九九三年購股權計劃授出之購股權仍具效力。

截至二零零四年六月三十日止的六個月內，二零零三年購股權計劃條款並無改動，計劃詳情載於二零零三年之年報內。

期內，概無根據二零零三年購股權計劃授出購股權證，亦無根據一九九三年購股權計劃授出的購股權於期內行使、註銷或失效。

於期內一九九三年購股權計劃下授出的購股權數目之變動如下：

	購股權數目							
姓名	於2004年1月1日	期內授出	期內行使	期內註銷/失效	於2004年6月30日	行使價港元	行使期由	行使期至
董事								
張新華	800,000	–	–	–	800,000	0.930	1997年9月30日	2007年9月30日
羅榮生	2,000,000	–	–	–	2,000,000	0.244	2000年2月17日	2010年2月17日
	1,000,000	–	–	–	1,000,000	0.211	2000年7月5日	2010年7月4日
源維洪	2,000,000	–	–	–	2,000,000	0.244	2000年2月17日	2010年2月17日
	1,000,000	–	–	–	1,000,000	0.211	2000年7月5日	2010年7月4日
僱員	160,000	–	–	–	160,000	0.211	2000年7月5日	2010年7月4日
	6,960,000	–	–	–	6,960,000			

該購股權可於授予日開始10年內行使。

[redacted]

11. 股本

	二零零四年 六月三十日 (未經審核) 千港元	二零零三年 十二月三十一日 (經審核) 千港元
法定股本: 每股面值0.1港元之3,000,000,000股普通股(二零零三年十二月三十一日:1,600,000,000股普通股)	300,000	160,000
已發行及繳足股本: 每股面值0.1港元之1,582,036,408股普通股(截至二零零三年十二月三十一日:1,382,036,408股普通股)	158,204	138,204

於二零零四年一月三十日,本公司、Able Profit Investment Limited(「AP」)、及AP之全資子公司Profit Upsurge Limited(「PU」)與配售代理訂立配售協議,據此,AP及PU同意按每股配售股份0.4港元之配售價,分別配售或促使透過配售代理配售80,000,000股及120,000,000股配售股份予不少於六名第三方投資者。與此同時,AP及PU及本公司訂立認購協議,據此,AP及PU有條件地同意以每股認購價0.4港元之價格,分別認購或促使可能由彼等指示之人士認購80,000,000股及120,000,000股認購股份。

配售股份及認購股份佔本公司緊接認購前之已發行股本約14.47%或本公司經認購擴大後已發行股本約12.64%,該發行及認購已於二零零四年二月十三日完成。本公司已收到認購之所得款項淨額約港幣77,000,000元。

於本公司於二零零四年六月二十九日的股東特別大會經一項普通決議案通過後,本公司的法定股份增加1,400,000,000股每股面值0.1元的新股,法定股本由160,000,000港元增至300,000,000港元。

8. 附屬公司投資

根據中華人民共和國商務部發出的文件（商資二批[2004]191號），本集團擁有50.05%權益的合資企業合肥華凌電器有限公司，於二零零四年二月二十八日正式轉制為合資股份有限公司。

9. 貿易及其他應收款

本集團給予客戶的信用條款各不相同，因此本集團並無專門的信用政策。應收貿易賬項分析如下：

	二零零四年 六月三十日 （未經審核） 千港元	二零零三年 十二月三十一日 （經審核） 千港元
一年內	400,090	226,552
一年以上至兩年內	7,130	14,750
兩年以上	5,647	5,647
	412,867	246,949

10. 貿易及其他應付款

應付貿易賬項之賬齡分析如下：

	二零零四年 六月三十日 （未經審核） 千港元	二零零三年 十二月三十一日 （經審核） 千港元
一年以內	634,524	543,774
一年以上至兩年內	24,391	18,628
兩年以上	5,741	2,254
	664,656	564,656

4. 經營虧損

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
經營虧損已扣除以下各項：		
固定資產折舊	34,762	36,452
商譽攤銷	340	340
銀行貸款利息	15,859	17,465

5. 稅項

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。海外所得稅乃根據本期之估計應課稅利潤按當地之現行稅率計算。

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
中國企業所得稅	2,117	1,307

6. 中期股息

本公司董事會不建議派發期內之中期股息(二零零三年：沒有派發中期股息)。

7. 每股虧損

每股虧損乃按期內未經審核虧損約44,625,000港元(二零零三年：27,599,000港元)及期內之加權平均數1,568,849,595股(二零零三年：1,382,025,800股)計算。

攤薄每股虧損乃按期內加權平均攤薄數1,569,371,336股(二零零三年：沒有攤薄效應)計算。

附註三： 按地區劃分的在中國國內和對國外出口的小型冰箱銷售分析如下：

	截至六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
中國國內銷售	42,512	54,201
對中國以外地區出口		
歐洲	53,883	6,961
美洲	60,221	44,184
亞太	42,789	51,123
非洲	1,585	2,362
總出口銷售	158,478	104,630
合計	200,990	158,831

3. 其他收入

	截至六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
租賃收入	2,002	4,016
存貨跌價準備撥回	2,508	–
呆賬準備撥回	–	8,900
政府補貼收入	1,154	2,215
廢料銷售	6,872	5,362
其他	2,362	1,225
	14,898	21,718

附註一： 按地區劃分的在中國國內和對國外出口的冰箱銷售分析如下：

	截至六月三十日止六個月 二零零四年 （未經審核） 千港元	 二零零三年 （未經審核） 千港元
中國國內銷售	128,273	163,178
對中國以外地區出口		
歐洲	24,857	11,001
美洲	119	259
亞太	10,924	11,905
非洲	304	96
總出口銷售	36,204	23,261
合計	164,477	186,439

附註二： 按地區劃分的在中國國內和對外出口的空調銷售分析如下：

	截至六月三十日止六個月 二零零四年 （未經審核） 千港元	 二零零三年 （未經審核） 千港元
中國國內銷售	427,737	233,361
對中國以外地區出口		
歐洲	212,013	167,107
美洲	74,987	116,877
亞太	56,536	46,563
中東	61,024	–
非洲	1,758	679
總出口銷售	406,318	331,226
合計	834,055	564,587

未經審核的簡明綜合財務報表附註

1. 主要會計政策

本簡明綜合中期財務報表（「中期財務報表」）仍根據香港會計師公會頒佈之《會計實務準則》（「SSAP」）第25號「中期財務報告」（「SSAP25」）所編製，並根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。

本未經審核之中期財務報表雖未經本公司之核數師審核，惟已由本公司審核委員會審閱。

本中期財務報表所採用的會計政策與本集團於二零零三年年報內所採用者一致。

2. 營業額及業務分佈資料

本集團營業額主要來自於銷售家用電器。

本集團的營業額及所佔經營虧損按產品分析如下：

	營業額 截至六月三十日止六個月		所佔經營溢利／(虧損) 截至六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
冰箱銷售（附註一）	164,477	186,439	(22,296)	(22,183)
空調銷售（附註二）	834,055	564,587	(4,575)	12,506
小型冰箱銷售（附註三）	200,990	158,831	14,738	2,253
其他	–	–	(8,023)	(5,195)
	1,199,522	909,857	(20,156)	(12,619)

綜合股東權益變動表

	股本 (未經審核) 千港元	股份溢價 (未經審核) 千港元	一般儲備基金 (未經審核) 千港元	企業發展基金 (未經審核) 千港元	匯兌儲備 (未經審核) 千港元	累計虧損 (未經審核) 千港元	總計 (未經審核) 千港元
二零零三年一月一日餘額	138,188	509,383	37,361	16,958	28,339	(298,769)	431,460
應佔聯營公司收購後儲備			5				5
貨幣匯兌差異					7		7
損益表未確認淨收益	138,188	509,383	37,366	16,958	28,346	(298,769)	431,472
本期淨虧損						(27,599)	(27,599)
利潤分配			6,947			(6,947)	–
發行股本	16	18					34
發行費用		(3)					(3)
二零零三年六月三十日餘額	138,204	509,398	44,313	16,958	28,346	(333,315)	403,904
二零零四年一月一日餘額	138,204	509,398	37,361	16,958	27,362	(375,745)	353,538
應佔聯營公司收購後儲備							–
貨幣匯兌差異					21		21
損益表未確認淨收益	138,204	509,398	37,361	16,958	27,383	(375,745)	353,559
本期淨虧損						(44,625)	(44,625)
利潤分配			610			(610)	–
發行股本	20,000	60,000					80,000
發行費用		(2,730)					(2,730)
二零零四年六月三十日餘額	158,204	566,668	37,971	16,958	27,383	(420,980)	(386,204)

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
經營業務之淨現金流入／(流出)	28,210	(6,119)
投資回報及融資之現金流出	(14,274)	(14,893)
已付稅項	(9,465)	(58,205)
投資業務之現金流出淨額	(20,100)	(11,773)
融資前之現金流出淨額	(15,629)	(90,990)
融資之現金流入淨額	77,669	80,870
銀行結餘及現金增加／(減少)	62,040	(10,120)
於一月一日之銀行及現金	132,716	174,262
於六月三十日之銀行及現金	194,756	164,142

簡明綜合資產負債表

	附註	於二零零四年六月三十日（未經審核）千港元	於二零零三年十二月三十一日（經審核）千港元
非流動資產			
物業、廠房及設備		693,373	729,182
其他資產		56,067	41,110
		749,440	770,292
流動資產			
存貨		516,670	549,900
貿易及其他應收款	9	584,690	370,620
預付增值稅		33,127	61,839
已抵押銀行存款		198,067	128,059
銀行結存及現金		194,756	132,716
		1,527,310	1,243,134
流動負債			
貿易及其他應付款	10	1,222,203	1,068,000
應付稅金		1,308	1,748
短期銀行貸款		581,044	510,637
		1,804,555	1,580,385
淨流動負債		(277,245)	(337,251)
資產減流動負債總計		472,195	433,041
資金來源：			
股本	11	158,204	138,204
儲備		228,000	215,334
		386,204	353,538
少數股東權益		57,840	51,352
非流動負債			
長期銀行貸款		28,151	28,151
		472,195	433,041

業績

華凌集團有限公司(「本公司」)董事會謹此宣佈，本公司及附屬公司(「本集團」)截至二零零四年六月三十日止六個月(「期內」)未經審核綜合之中期業績如下：

簡明綜合損益表

		截至六月三十日止六個月	
		二零零四	二零零三
		(未經審核)	(未經審核)
	附註	千港元	千港元
營業額	2	1,199,522	909,857
銷售成本		(1,070,437)	(798,299)
毛利		129,085	111,558
其他收入	3	14,898	21,718
分銷成本		(101,005)	(81,778)
一般行政及營運開支		(58,115)	(63,385)
其他經營開支		(5,019)	(732)
經營虧損	4	(20,156)	(12,619)
財務費用		(14,180)	(12,920)
應佔聯營公司虧損		(1,684)	(301)
税前虧損		(36,020)	(25,840)
税項	5	(2,117)	(1,307)
税後虧損		(38,137)	(27,147)
少數股東權益		(6,488)	(452)
股東應佔虧損		(44,625)	(27,599)
每股虧損			
一 基本	7	(2.8) 港仙	(2.0)港仙
一 攤薄	7	(2.8) 港仙	不適用

2004 中期報告


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